    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 19, 2000.

                                                     REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                            ------------------------
                                    FORM S-1

                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                                PARADIGM4, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

             DELAWARE                             7373                            22-3415573
 (STATE OR OTHER JURISDICTION OF      (PRIMARY STANDARD INDUSTRIAL             (I.R.S. EMPLOYER
  INCORPORATION OR ORGANIZATION)      CLASSIFICATION CODE NUMBER)           IDENTIFICATION NUMBER)

                            ------------------------
                                100 WELLS STREET
                          HARTFORD, CONNECTICUT 06103
                                 (860) 249-2211
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------
                             MR. J. BRUCE BOISTURE
                CHAIRMAN, CHIEF EXECUTIVE OFFICER AND PRESIDENT
                                PARADIGM4, INC.
                                100 WELLS STREET
                          HARTFORD, CONNECTICUT 06103
                                 (860) 249-2211
(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE OF
                               AGENT FOR SERVICE)
                            ------------------------
                                   COPIES TO:

               BABAK YAGHMAIE, ESQ.                               GARY I. HOROWITZ, ESQ.
             DAVID L. CONCANNON, ESQ.                           EDWARD P. TOLLEY III, ESQ.
          BROBECK, PHLEGER & HARRISON LLP                       SIMPSON THACHER & BARTLETT
             1633 BROADWAY, 47TH FLOOR                             425 LEXINGTON AVENUE
             NEW YORK, NEW YORK 10019                            NEW YORK, NEW YORK 10017
                  (212) 581-1600                                      (212) 455-2000

                            ------------------------
     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
---------------

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
---------------

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
---------------

     If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]
                            ------------------------
                        CALCULATION OF REGISTRATION FEE

---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------
                                                             PROPOSED MAXIMUM
               TITLE OF EACH CLASS OF                            AGGREGATE                       AMOUNT OF
             SECURITIES TO BE REGISTERED                     OFFERING PRICE(1)               REGISTRATION FEE
---------------------------------------------------------------------------------------------------------------------
Common stock, par value $0.001 per share.............          $125,000,000                       $33,000
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------

(1) Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o).
                            ------------------------
     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

        THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                  SUBJECT TO COMPLETION, DATED APRIL 19, 2000

                                          Shares

                                [PARADIGM4 LOGO]
                                  Common Stock

                               ------------------

     Prior to this offering, there has been no public market for our common
stock. All of the       shares are being sold by us. The initial public offering
price of the common stock is expected to be between $       and $       per
share. We intend to apply to list our common stock on The Nasdaq Stock Market's National Market under the symbol "PFOR".

     The underwriters have an option to purchase a maximum of       additional
shares to cover over-allotments of shares.

     INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" STARTING ON PAGE 6.

                                                                                    UNDERWRITING
                                                              PRICE TO             DISCOUNTS AND            PROCEEDS TO
                                                               PUBLIC               COMMISSIONS              PARADIGM4
                                                       ----------------------  ----------------------  ----------------------
Per Share............................................                       $                       $                       $
Total................................................                       $                       $                       $

     Delivery of the shares of common stock will be made on or about
            , 2000.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

CREDIT SUISSE FIRST BOSTON                          DONALDSON, LUFKIN & JENRETTE

                                   CHASE H&Q

               The date of this prospectus is             , 2000.

                               ------------------

                               TABLE OF CONTENTS

                                          PAGE
                                          ----
PROSPECTUS SUMMARY......................    1
RISK FACTORS............................    5
FORWARD-LOOKING STATEMENTS..............   15
USE OF PROCEEDS.........................   16
DIVIDEND POLICY.........................   16
CAPITALIZATION..........................   17
DILUTION................................   18
SELECTED CONSOLIDATED FINANCIAL DATA....   19
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
  FINANCIAL CONDITION AND RESULTS OF
  OPERATIONS............................   21
BUSINESS................................   28
MANAGEMENT..............................   39
CERTAIN TRANSACTIONS....................   47

                                          PAGE
                                          ----
PRINCIPAL STOCKHOLDERS..................   52
DESCRIPTION OF CAPITAL STOCK............   54
SHARES ELIGIBLE FOR FUTURE SALE.........   57
UNITED STATES TAX CONSEQUENCES TO
  NON-UNITED STATES HOLDERS.............   59
UNDERWRITING............................   62
NOTICE TO CANADIAN RESIDENTS............   65
LEGAL MATTERS...........................   66
EXPERTS.................................   66
CHANGE OF AUDITORS......................   66
WHERE YOU CAN FIND ADDITIONAL
  INFORMATION...........................   66
INDEX TO CONSOLIDATED FINANCIAL
  STATEMENTS............................  F-1

                               ------------------

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT. THIS DOCUMENT MAY ONLY BE USED WHERE IT IS LEGAL TO SELL THESE SECURITIES. THE INFORMATION IN THIS DOCUMENT MAY ONLY BE ACCURATE ON THE DATE OF THIS DOCUMENT.

                               ------------------

     WE ARE PURSUING TRADEMARK AND/OR SERVICE MARK REGISTRATIONS FOR, AMONG OTHERS, THE MARKS "PARADIGM4," "PARADIGM4 WIRELESS DATANET," "SMARTPARTNER" AND THE PARADIGM4 LOGO WITH THE TAG LINE "IMAGINATION GONE WIRELESS." OTHER TRADEMARKS AND SERVICE MARKS APPEARING IN THIS PROSPECTUS ARE THE PROPERTY OF THEIR RESPECTIVE HOLDERS.

                               ------------------

                     DEALER PROSPECTUS DELIVERY OBLIGATION

     UNTIL             , 2000 (25 DAYS AFTER THE COMMENCEMENT OF THIS OFFERING),
ALL DEALERS THAT EFFECT TRANSACTIONS IN THESE SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE DEALER'S OBLIGATION TO DELIVER A PROSPECTUS WHEN ACTING AS AN UNDERWRITER AND WITH RESPECT TO UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                               PROSPECTUS SUMMARY

     Because this is only a summary, it does not contain all of the information that may be important to you. You should read the entire prospectus, including "Risk Factors" and the financial statements and the notes to the financial statements, before deciding whether to invest in our common stock. Unless otherwise indicated, the presentation of financial information in this prospectus relates only to our continuing operations and assumes the discontinuation of certain business operations as described in footnote 1 to our consolidated financial statements appearing elsewhere in this prospectus.

                                PARADIGM4, INC.

     We provide our customers with a broad range of solutions that enable them to access and exchange information on a wireless basis. Our services link our customers' mobile workforce and remote locations to our customers' and third-party data bases. Our solutions use the sophisticated capabilities of our proprietary platform, the Paradigm4 Wireless DataNet, as well as our extensive industry experience, to facilitate the exchange of information on a timely, reliable, secure and cost-effective basis.

     The Paradigm4 Wireless DataNet increases productivity for our customers by providing employees in the field reliable, wireless access to information and applications. We also offer advanced interoperability, enabling a more extensive network that allows wireless data users to move smoothly between the coverage areas of different wireless carriers. Our wireless data solutions are carrier-neutral and operate on a broad array of end-user devices. We also develop customized applications for specific industries, and provide our customers with more general applications such as wireless e-mail, calendar and contact information. We are able to host, manage and monitor these applications on our network. Our engineering teams have extensive experience engineering and implementing complex wireless data solutions.

     The market for wireless data solutions is expected to grow rapidly. The convergence of wireless communications and the Internet has created new demand for data connections that free users from their desktop personal computers. DataQuest, a market research firm, estimates that the number of wireless data subscribers worldwide will grow from approximately 14 million at the end of 1998 to approximately 103 million at the end of 2003. However, wireless data solutions remain complex due to incompatible devices and networks, slow data speeds and uncertain security.

     We offer a comprehensive solution to our customers' wireless data needs. We research, analyze, design, develop and implement industry-specific wireless data applications. For example, we maintain a leading market position in the public safety sector, an early adopter of wireless data services. Our wireless data applications enable law enforcement officers to access state and federal law enforcement databases using wireless devices in the field. We have identified specific industry segments that would benefit from access to wireless data, such as the insurance, healthcare, financial services, legal and public utility industries. We have recently begun to devote significant marketing and development resources to target these industries.

     In addition to industry-specific applications, we provide wireless data applications that appeal to a broad range of industries. We have a strategic relationship with Wireless Knowledge Inc., a joint venture of Microsoft Corporation and Qualcomm, Inc., to develop and market Wireless Knowledge's Workstyle Server products and services. Workstyle Server facilitates real-time wireless access to the e-mail, calendar and contact-information features of Microsoft Exchange using Internet-enabled devices, such as smartphones. We are currently the exclusive reseller of Workstyle Server to the government sector in North America and a non-exclusive reseller to all other North American sectors. Under our arrangement with Wireless Knowledge, we act as exclusive managed-service provider of Workstyle Server, which includes support, monitoring and management services for Workstyle Server users.

     Information for wireless mobile users needs to be exchanged differently from information exchanged on a wireline basis, due primarily to incompatible standards and data transmission capacity constraints. Our Paradigm4 Wireless DataNet platform links wireless mobile users using hand-held devices to their enterprise databases and applications through numerous wireless carriers. We provide security for customer data using authentication and encryption. Our patented enterprise messaging system middleware translates content between various protocols and operating systems such as DOS, Windows CE and UNIX, and is compatible with the following wireless networks: CDPD, Mobitex, DataRadio, ARDIS and Bell South Wireless Data. Our middleware also compresses data and removes unnecessary information to optimize data transport. The Paradigm4 Wireless DataNet architecture is configured for interconnection among the wireless carriers and networks to create an extensive network that allows wireless data users to move smoothly between the coverage areas of different wireless carriers.

     We intend to become the leading provider of wireless data services to commercial and other enterprises. We intend to achieve our objectives through the following strategies:

     - continue to broaden the scope of our services;

     - maintain market leadership in the public safety sector;

     - expand to new markets;

     - seek additional connections to carriers;

     - increase our market penetration and brand recognition through enhanced sales and marketing efforts; and

     - expand technologies and capabilities through strategic acquisitions and alliances.

     We were incorporated in Delaware on December 18, 1995 and commenced commercial operations in January 1996. Our principal executive offices are located at 100 Wells Street, Hartford, Connecticut 06103. Our telephone number at that location is (860) 249-2211.

                                  THE OFFERING

Common stock offered by us..........               shares

Common stock to be outstanding after
this offering.......................               shares

Use of proceeds.....................     We intend to use the net proceeds from
                                         this offering to develop and expand our
                                         service offerings, expand our sales and
                                         engineering staff, expand our network
                                         operations center, increase our sales
                                         and marketing activities and for
                                         working capital and other general
                                         corporate purposes. We may also use a
                                         portion of the net proceeds for
                                         acquisitions, strategic alliances or
                                         joint ventures.

Proposed Nasdaq National Market
symbol..............................     "PFOR"

     The outstanding share information is based on our shares outstanding as of March 31, 2000. This information excludes:

     - 6,206,953 shares of common stock issuable upon the exercise of stock options outstanding under our employee stock option plans with a weighted average exercise price of $3.37 per share; and

     - 2,908,912 shares of common stock issuable upon the exercise of warrants with a weighted average exercise price of $2.52 per share.

     Except as otherwise indicated, information in this prospectus assumes:

     - the conversion of all outstanding shares of our convertible preferred stock into an aggregate of 28,416,485 shares of common stock upon the closing of this offering; and

     - no exercise of the underwriters' over-allotment option.

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                       (IN THOUSANDS, EXCEPT SHARE DATA)

     The following table sets forth certain summary consolidated financial data for Paradigm4. In 1999, we decided to hold for sale a software development contract with the City of New York. Accordingly, we have reported the net income or loss on this contract under the line item discontinued operations of contract held for sale. We have not allocated any research and development, selling and marketing, depreciation and amortization or interest expense to calculate discontinued operations of contract held for sale. See note 1 to our consolidated financial statements. You should read this information together with our consolidated financial statements and the notes to those statements appearing elsewhere in this prospectus and the information under "Consolidated Selected Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                                 YEAR ENDED DECEMBER 31,
                                                           ------------------------------------
                                                             1997         1998          1999
                                                           ---------    ---------    ----------
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Revenues(1):
  Services revenues......................................  $   6,693    $     948    $    6,296
  Hardware and third party software sales................      4,935        2,711         3,735
                                                           ---------    ---------    ----------
     Total revenues......................................     11,628        3,659        10,031
Gross profit (loss)......................................      5,508       (7,534)       (5,115)
Loss from continuing operations..........................     (4,869)     (22,067)      (21,957)
Discontinued operations of contract held for sale........        (23)       1,041          (475)
Net loss.................................................  $  (4,892)   $ (21,026)   $  (22,432)
                                                           =========    =========    ==========
Basic and diluted (loss) earnings per common share:
     Continuing operations...............................  $   (1.89)   $   (8.42)   $    (8.03)
     Discontinued operations.............................      (0.01)        0.40         (0.17)
                                                           ---------    ---------    ----------
     Net loss............................................  $   (1.90)   $   (8.02)   $    (8.20)
                                                           =========    =========    ==========
Weighted average shares outstanding......................  2,568,826    2,619,424     2,733,995
                                                           =========    =========    ==========
Pro forma net loss per share.............................                            $    (0.72)
                                                                                     ==========
Shares used in computing pro forma net loss per share....                            31,150,480
                                                                                     ==========

---------------

(1) Our 1998 and 1999 revenues were significantly affected by changes in our estimates of costs required to complete certain contracts subsequent to recognizing revenues based on the percentage-of-completion accounting method. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Overview."

     Pro forma net loss per share has been computed assuming the conversion as of January 1, 1999 of all outstanding convertible preferred stock, including the series G convertible preferred stock issued in February 2000, into an aggregate of 28,416,485 shares of common stock. See note 2 to our consolidated financial statements for an explanation of the determination of the number of shares used in computing basic and diluted net loss per share.

                                                                  AS OF DECEMBER 31, 1999
                                                           -------------------------------------
                                                                                    PRO FORMA AS
                                                            ACTUAL     PRO FORMA      ADJUSTED
                                                           --------    ---------    ------------
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents................................  $  1,842    $ 30,542       $
Working capital..........................................   (16,305)     15,095
Total assets.............................................    18,802      47,502
Total stockholders' (deficit) equity.....................   (11,830)     19,570

     The pro forma balance sheet data assume the conversion as of December 31, 1999 of all of our outstanding convertible preferred stock, including the series G preferred stock issued in February 2000, into an aggregate of 28,416,485 shares of common stock. The pro forma as adjusted balance sheet data further reflect our receipt of the estimated net proceeds from the sale of the
shares offered by us at an assumed offering price of $       per share, after
deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

                                  RISK FACTORS

     An investment in our common stock involves a high degree of risk. You should consider carefully the following information about these risks, together with the other information contained in this prospectus, before you decide to buy our common stock.

                         RISKS RELATED TO OUR BUSINESS

BECAUSE WE HAVE A LIMITED OPERATING HISTORY, IT WILL BE DIFFICULT FOR YOU TO EVALUATE OUR BUSINESS AND PROSPECTS.

     Your evaluation of our business and its prospects will be more difficult because of our limited operating history. We began our operations in January 1996, so there is only a limited operating history upon which an evaluation of our business and its prospects can be based. When making your investment decision, you should consider the risks, expenses and difficulties that we may encounter or incur as a young company in a new and rapidly evolving market, and our need to manage expanding operations. Our business strategy may not be successful, and we may not successfully address these risks.

WE HAVE HISTORICALLY INCURRED LOSSES, AND THESE LOSSES ARE LIKELY TO CONTINUE AND INCREASE IN THE FUTURE.

     We reported total net losses, including losses from discontinued operations of contract held for sale, of approximately $3.3 million, $4.9 million, $21.0 million and $22.4 million for the years ended December 31, 1996, 1997, 1998 and 1999, respectively. Because we expect to continue to incur significant sales and marketing, systems development, product development and administrative expenses, we will likely continue to incur losses and we will need to generate significant revenue to become profitable and sustain any profitability. We may not achieve or sustain our revenue or profit goals and our losses may continue or grow in the future. As a result, we may not be able to pursue our business strategy effectively.

OUR BUSINESS WILL NOT GROW IF THE USE OF WIRELESS DATA SERVICES DOES NOT CONTINUE TO GROW.

     The markets for wireless data services and related products are still emerging, and growth in acceptance of these services remains uncertain. Current barriers to market acceptance of these services include carrier coverage, compatibility, interoperability, cost, speed, security and distribution channel constraints. We cannot be certain that these barriers will be overcome. Because the market for our wireless data services is new and evolving, it is difficult to predict the size of this market or its future growth rate, if any. Our future financial performance will depend in large part upon the increase in demand for data through wireless devices. We cannot assure you that a sufficient volume of subscribers will demand wireless data services. If the market for wireless data services grows more slowly than we currently anticipate, our revenue may not grow, which would adversely affect our results of operations and financial condition.

WE WILL LIKELY NOT ACHIEVE PROFITABILITY IF THE WIRELESS DATA SERVICES WE OFFER FAIL TO ACHIEVE SIGNIFICANT MARKET ACCEPTANCE.

     Our services will have to achieve significant market acceptance for us to achieve profitability. Even if we do achieve significant market acceptance, we could lose that market acceptance if we fail to meet evolving customer technological or functional requirements on a timely basis. As a result of the complexities inherent in our service offerings, new wireless data services and service enhancements require significant development and testing periods. We may experience difficulties that could delay or prevent the successful development, introduction or marketing of new services or service enhancements.

     Additionally, any new services and service enhancements may not achieve market acceptance due to customer preferences for competing service offerings. If we cannot effectively maintain, improve and develop services to achieve and maintain significant market acceptance, we may not be able to recover our fixed costs or otherwise become profitable.

MOST OF OUR REVENUE IS FROM NON-RECURRING PROJECTS, AND WE MAY NOT BE ABLE TO REPLACE THESE REVENUES WITH RECURRING REVENUES FROM SALES OF NEW PRODUCTS TO NEW MARKETS.

     Over 90% of our 1999 revenues was from non-recurring systems integration projects. We have limited experience providing wireless data services to customers, particularly to commercial customers. We intend over the next several quarters to significantly increase the percentage of our overall revenue that is derived from wireless data services. Providing wireless data services requires different skills on our part, including, but not limited to, marketing and sales. In addition, we intend, at the same time, to increase the percentage of revenue that is derived from commercial customers as opposed to public safety customers. It is not certain that we will be able to train our current employees to change successfully our operational focus, or be able to attract highly qualified employees for this business. The failure to attract recurring-revenue business will likely have an adverse effect on our business.

WE DEPEND HEAVILY ON PUBLIC-SECTOR CONTRACT WORK, WHICH IS SUBJECT TO PUBLIC CONTRACTING UNCERTAINTIES.

     Approximately 90% of our 1999 revenues came from the public sector, particularly from law enforcement agencies. The capacity of public sector entities to pay for the services we offer hinges on the public sector budget, which to a large extent is determined by the political process. Pursuant to our contracts with public sector entities, the funding for such contracts may be reduced or eliminated and the applicable contract terminated. In addition, many of our agreements with public sector entities provide that the agreements may be terminated for the convenience of the public sector entity. Thus, there is an element of unpredictability in our most significant customer base.

WE DEPEND ON A LIMITED NUMBER OF CUSTOMERS FOR A SIGNIFICANT MAJORITY OF OUR REVENUES.

     To date, a small number of customers have accounted for a significant majority of our revenues and will continue to do so for the foreseeable future. For the year ended December 31, 1999, we provided engineering services to the state of Delaware and the Florida Department of Law Enforcement, which accounted for approximately 16% and 15% of our revenues, respectively. Our five largest customers, in the aggregate, accounted for approximately 52% of our revenues during that period. For the year ended December 31, 1998, our four largest customers accounted for approximately 98% of our revenues. As of December 31, 1998, two customers accounted for 90% of accounts receivable and costs and estimated earnings in excess of billings under uncompleted contracts. If we lose one or more of our significant customers and do not attract additional customers, we may not generate sufficient revenues to offset this loss of revenues and our net loss will increase. In addition, if a significant customer fails to pay amounts it owes us, or does not pay those amounts on time, our revenues, operating results and financial position could suffer.

WE OFFER FIXED-PRICE CONTRACTS; IF WE FAIL TO ESTIMATE ACCURATELY THE RESOURCES NECESSARY TO COMPLETE THESE CONTRACTS, WE MAY BE REQUIRED TO ABSORB COST OVERRUNS, WHICH WOULD ADVERSELY AFFECT OUR OPERATING RESULTS.

     Our engineering and implementation services contracts, which accounted for over 90% of our revenues in 1999, are fixed-price contracts, rather than time and materials contracts. These contracts involve risk because they require us to bear possible cost overruns, some of which may be beyond our control. Any such overruns would cause our net losses to increase.

OUR REPORTED REVENUE NUMBERS MAY NOT PROVE TO BE COMPARABLE TO PRIOR OR FUTURE PERIODS BECAUSE ACCOUNTING FOR OUR REVENUES ON FIXED-COST CONTRACTS REQUIRES US TO ESTIMATE FUTURE COSTS, WHICH ARE UNCERTAIN.

     We account for our fixed-price contracts on a percentage-of-completion basis. This accounting method requires that, for each fixed-price contract in each period, we recognize expenses as incurred on the contract and recognize revenue based on a comparison of actual costs incurred for the project to our then-estimated total costs. Accordingly, the revenue we recognize in any given period depends to a significant extent on our estimate of the total remaining costs to complete individual projects. As with any estimates, our estimates of costs of completion are subject to numerous risks and uncertainties, including risks of increased costs for, or the unavailability of, personnel, communications hardware or wireless data airtime as well as technological risks in implementing our services on a timely basis. If in any period we significantly increase our estimate of the total cost to complete a project, we may recognize very little or no additional revenue with respect to that project. As a result, our gross margin in such period may not be directly comparable to prior or future periods and in such period and future periods may be significantly reduced. In some cases we may recognize a loss on individual projects prior to their completion. In 1998 and 1999, we increased our reserves for costs of completing existing contracts by approximately $2.6 million and $2.4 million, respectively.

WE ARE NEGOTIATING THE ASSIGNMENT TO A THIRD PARTY OF A SIGNIFICANT SYSTEMS INTEGRATION CONTRACT THAT WE ACCOUNT FOR AS A DISCONTINUED OPERATION.

     Since 1996, we have been providing engineering and implementation services under a fixed-price contract with the City of New York to design and implement a payroll system. We recorded revenues of $440,000, $2.9 million and $5.7 million under this contract in 1997, 1998 and 1999, respectively. Total payments to us under the contract are scheduled to be $63.0 million from January 2000 to the expected completion of the project in 2003, assuming we meet specified performance milestones. In April 2000, we received a non-binding letter of intent relating to the assignment of our obligations under this contract. The letter of intent is subject to the assignee's due diligence and other conditions. Although we intend to assign this contract, we may experience difficulties that could delay or prevent the successful assignment of the contract. Some of these possible difficulties are beyond our control. For example, the City of New York must consent to any assignment of our obligations under the contract to a third party. Any delay in, or failure to complete, the assignment of this contract could disrupt our ongoing business, distract our management and employees, increase our expenses and adversely affect our results of operations.

HIGHLY-SKILLED EMPLOYEES, PARTICULARLY PROJECT MANAGERS AND OTHER SENIOR TECHNICAL PERSONNEL, ARE DIFFICULT TO ATTRACT AND RETAIN AND OUR FAILURE TO ATTRACT AND RETAIN THESE PERSONNEL WOULD IMPAIR OUR ABILITY TO COMPLETE PROJECTS AND EXPAND OUR BUSINESS.

     Our business is labor-intensive. Our success will depend significantly upon our ability to attract, retain, train, and motivate highly-skilled employees, particularly project managers and other senior technical personnel. Any failure on our part to do so would impair our ability to adequately manage and complete our existing projects, bid for and obtain new projects, and expand our business into wireless data applications and related services. If our employees are unable to achieve expected performance levels, our business and strategies will suffer. There exists significant competition for employees with the skills required to perform the services we offer. Qualified project managers and senior technical staff are in great demand and are likely to remain a limited resource for the foreseeable future. There can be no assurance that we will be successful in attracting a sufficient number of highly-skilled employees in the future, or that we will be successful in retaining, training, and motivating the employees we are able to attract.

ANY RAPID GROWTH MAY STRAIN OUR RESOURCES AND HINDER OUR ABILITY TO IMPLEMENT OUR BUSINESS STRATEGY.

     Our historical growth has been limited. Significant future growth would place a significant strain on our resources. Our ability to achieve and maintain profitability will depend on our ability to manage our growth effectively, to implement and expand operational and customer support systems and to hire personnel. We may not be able to augment or improve existing systems and controls or implement new systems and controls to respond to any future growth. In addition, future growth may result in increased responsibilities for our management personnel, which may limit their ability to manage our business effectively.

BECAUSE WE HAVE ONLY RECENTLY ASSEMBLED OUR MANAGEMENT TEAM, WE CANNOT ASSURE YOU THAT THEY CAN EFFECTIVELY WORK TOGETHER TO OPERATE OUR BUSINESS.

     We have recently expanded our management team significantly, adding new executive officers in numerous functions. These individuals have generally not worked with one another before, and we may not be able to forge an effective working relationship among them. Moreover, all of our new managers are still learning about our company and our industry. If our senior management cannot work together effectively, then our business and strategies will be harmed and we will incur additional costs in seeking and retaining new management personnel.

THE LOSS OF OUR KEY EXECUTIVES WOULD DISRUPT OUR BUSINESS.

     We rely on the leadership and vision of key members of our senior management team, particularly Bruce Boisture, our Chairman, Chief Executive Officer and President. The members of our senior management team are instrumental to the management and growth of our business. The loss of any of these executives would disrupt our growth or result in lost revenues or an increase in net losses. We do not currently maintain key-man life insurance policies covering any of our senior executives.

IF WE DO NOT RESPOND EFFECTIVELY AND ON A TIMELY BASIS TO RAPID TECHNOLOGICAL CHANGE AFFECTING OUR MARKETS, OUR SERVICES MAY BECOME OBSOLETE AND WE MAY LOSE SALES.

     The wireless and data communications industries are characterized by rapidly changing technologies, industry standards, customer needs and competition, as well as by frequent, new, and often increasingly sophisticated, product and service introductions. Our services are integrated with wireless devices and the computer systems of our customers. Our services must also be compatible with the data networks of wireless carriers. We must respond to technological changes affecting both our customers and suppliers to ensure that our services are and remain compatible with the technologies they use. We may not be successful in developing and marketing, on a timely and cost-effective basis, new services that respond to these technological changes, evolving industry standards or changing customer requirements and as a result, we would lose sales and our results of operations and financial condition would suffer.

BECAUSE WE RELY HEAVILY ON THE SUCCESSFUL OPERATION OF OUR NETWORK OPERATIONS CENTER, DISRUPTIONS IN ITS OPERATIONS WOULD ADVERSELY AFFECT OUR ABILITY TO PROVIDE SERVICES TO OUR CUSTOMERS.

     Our network operations center is a central aspect of our provision of services to our customers, particularly our hosting services. Any disruption in the operation of our network operations center as a result of accidental or intentional security breaches, improper access to or transmission of customer data, any systems failure or for any other reason would negatively impact our operations. We may not be able to avoid any such disruption. Maintaining and upgrading our network operations center to ensure adequate reliability and functionality, particularly in light of the rapidly changing technologies in the wireless data services market, will require significant future capital expenditures and other resources.

WE DEPEND UPON WIRELESS NETWORKS OWNED AND CONTROLLED BY OTHERS. IF WE DO NOT HAVE CONTINUED ACCESS TO SUFFICIENT CAPACITY ON RELIABLE NETWORKS AT PRICES ATTRACTIVE TO OUR CUSTOMERS, WE MAY BE UNABLE TO DELIVER OUR SERVICES.

     Our ability to grow and achieve profitability partly depends on our ability to buy sufficient capacity on the networks of wireless carriers such as AT&T Wireless Services or Bell Atlantic Mobile and on the reliability and security of their systems. All of our services are delivered using airtime purchased from third parties. We depend on these companies to provide uninterrupted and "bug free" service and would not be able to satisfy our customers' needs if they failed to provide the required capacity or needed level of service. In addition, our expenses and our net loss would increase materially if wireless carriers were to increase the prices of their services, because some of our customer contracts would not permit us to charge these increased costs to the customer. Also, some of these wireless carriers are, or could become, our competitors, and if they compete with us they may choose not to provide us with their services or raise their prices.

OUR NETWORK SOFTWARE MAY CONTAIN DEFECTS OR ERRORS, AND OUR SALES WOULD DECREASE IF THIS INJURES OUR REPUTATION.

     The Paradigm4 Wireless DataNet network is complex and must meet the stringent technical requirements of our customers. We must develop our services quickly to keep pace with the rapidly changing software and telecommunications markets. Software as complex as ours is likely to contain undetected errors or defects, especially when first introduced or when new versions are released. Our software may not be free from errors or defects after delivery to customers has begun, which could result in the rejection of our software or services, damage to our reputation, deferred or lost revenue, diverted development resources and increased development, service and warranty costs.

WE MAY ACQUIRE TECHNOLOGIES OR COMPANIES IN THE FUTURE, AND THESE ACQUISITIONS COULD DISRUPT OUR BUSINESS AND DILUTE YOUR HOLDINGS IN OUR COMPANY.

     We may acquire technologies or companies in the future, especially to establish our wireless data services. Entering into an acquisition entails many risks, any of which could materially harm our business, including:

     - diversion of management's attention from other business concerns;

     - failure to assimilate effectively the acquired technology or company into our business;

     - the loss of key employees from either our current business or the acquired business; and

     - assumption of significant liabilities of the acquired company.

     To date, we have not completed any material acquisitions, and we may not be able to do so in an effective manner. In addition, it is likely that we will issue equity securities to pay the costs of certain acquisitions, and your holdings in our company will be diluted if we do so.

WE EXPECT TO RELY ON STRATEGIC PARTNERSHIPS TO ATTRACT AND RETAIN CUSTOMERS.

     Our business strategy requires us to establish strategic relationships with application developers such as Wireless Knowledge Inc., a joint venture of Microsoft Corporation and Qualcomm, Inc., and others. Such relationships are expected to allow us to offer our customers a broad product selection and products that have already gained wide market acceptance. There can be no assurance that we will be able to establish and maintain necessary strategic relationships. If we fail to establish or maintain necessary strategic relationships in the future, we may be unable to attract additional customers or retain our current customers, and our revenue and results of operations could be adversely affected.

     Under certain circumstances, others may have the ability to resell Wireless Knowledge's Workstyle Server product to the government sector in North America and to provide a similar, or the same, managed service to all North American sectors. In addition, Microsoft Corporation and Qualcomm, Inc., as part of the joint venture that formed Wireless Knowledge, retain rights to Wireless Knowledge technology and could offer competing products or services themselves. If Microsoft, Qualcomm or others devoted substantial resources to marketing Workstyle Server, the value of our strategic relationship with Wireless Knowledge would be diminished and our business would suffer. As part of the agreement, we have committed to purchase for resale 150,000 Workstyle Server licenses over a 42-month period.

OUR FAILURE TO DEVELOP RECOGNITION FOR THE PARADIGM4 BRAND COULD PREVENT US FROM ACHIEVING A PROFITABLE LEVEL OF SALES.

     Our selling and marketing activities to date have been limited and, as a result, there is very limited customer awareness of our service offerings, particularly in the commercial market for wireless data services. Our selling and marketing expenses were $3.7 million for the year ended December 31, 1998 and $3.6 million for the year ended December 31, 1999. We will seek to increase the market presence of our brand over time, which will require us to increase the amount we spend on selling and marketing significantly. We may lose existing customers or fail to attract new customers if the Paradigm4 brand is not well received by our customers, if our marketing efforts are not productive, if we are otherwise unsuccessful in increasing our brand awareness or if our competition has greater brand recognition.

WE INTEND TO SUPPLEMENT OUR INTERNAL MARKETING AND SALES EFFORTS THROUGH ARRANGEMENTS WITH THIRD PARTIES. IF THE MARKETING EFFORTS OF THESE THIRD PARTIES ARE NOT EFFECTIVE, WE WILL BE UNLIKELY TO ACHIEVE A PROFITABLE LEVEL OF SALES.

     We intend to rely significantly on the efforts of others, such as wireless service providers, systems integrators, hardware manufacturers, resellers and software developers, to supplement our internal sales and marketing efforts. We are in the early stage of developing our relationships with many of these developers, and we cannot control how they perform or whether their performance will be satisfactory. If these third parties fail to market our services or their efforts fail to result in new customers, we may be unable to attract new customers and our revenue would be adversely affected. If these third parties fail to market our services adequately, we would be forced to increase our sales and marketing staff, which would materially increase our fixed costs.

WE MAY FAIL TO SUPPORT GROWTH IN OPERATIONS, WHICH COULD REDUCE DEMAND FOR OUR SERVICES AND MATERIALLY ADVERSELY AFFECT OUR REVENUE.

     Our business strategy assumes that our number of customers, the amount of information they want to receive and the number of services we offer will all increase. We must continue to develop and expand our systems and operations to accommodate this assumed growth. The expansion and adaptation of our wireless data services requires substantial financial, operational and management resources. We may be unable to expand our operations for one or more of the following reasons:

     - we may not be able to locate or hire at reasonable compensation rates qualified engineers and other employees necessary to expand our capacity;

     - we may not be able to obtain the hardware necessary to expand our capacity;

     - we may not be able to expand our customer service, billing and other related support systems; and

     - we may not be able to obtain sufficient additional capacity from wireless carriers.

     The expansion of our systems and operations could also be affected by a lack of available funding either through cash from operations or through financings. Due to the limited deployment of our services to date, we cannot be sure that our systems and operations will maintain an acceptable level of performance if we are required to connect and manage a substantially larger number of customers. Any failure on our part to develop and maintain our wireless data services as we experience rapid growth could significantly reduce demand for our services.

WE MAY NOT HAVE ADEQUATELY PROTECTED OUR INTELLECTUAL PROPERTY RIGHTS, WHICH COULD ALLOW COMPETITORS TO DEVELOP SIMILAR PRODUCTS USING SIMILAR TECHNOLOGY.

     Our success depends significantly on our technology and other proprietary rights relating to our services. We will be relying on a combination of patent, copyright, trademark, service mark and trade secret laws, confidentiality procedures and contractual provisions to establish and protect such proprietary rights.

     We have received a patent for our enterprise messaging system software and are pursuing registration of our trademarks and/or service marks. Despite the measures we have taken and expect to take to protect our intellectual property, these steps may prove to be inadequate. For example, patents may be allowed or issued to others based on our pending or future patent applications, patents may be successfully challenged or circumvented, or rights granted under any patent that may be issued or licensed to us may not provide us with a competitive advantage. Our trademarks and service marks may not have the distinctiveness necessary to offer our business competitive advantages, and our registrations may not be enforceable. We may not be able to obtain future registrations. We are pursuing federal registrations for various trademarks and/or service marks for which we already have common-law trademark rights based on our use of such marks in interstate commerce. We may not be able to use these names effectively or at all if we fail to obtain such registrations due to conflicting marks or otherwise.

     In addition, third parties may breach the confidentiality obligations that they have to us under our contracts with them, or misappropriate or infringe our intellectual property rights, or that adequate remedies will be available to us if a breach, misappropriation or infringement occurs. In addition, our competitors or other third parties may independently develop competing technologies, reverse-engineer our software or other technologies or even design around our intellectual property rights. If our competitors are able to develop similar products or services using similar technology, any competitive advantage we have will be compromised and our revenues could decrease.

OUR CONTRACTUAL RIGHTS TO THIRD PARTY INTELLECTUAL PROPERTY MAY BE INSUFFICIENT TO SECURE RIGHTS NECESSARY FOR THE USE OF OUR TECHNOLOGIES OR MAY BE SUCCESSFULLY CHALLENGED.

     A significant element of our business strategy is to develop wireless data applications for specific markets that have wider applicability, either to additional participants in those markets or, with modification, to other, broader, markets. Because some aspects of our technologies are developed with the assistance of third party consultants or in connection with customized development for our customers, we depend on contractual provisions to ensure that we obtain the intellectual property rights necessary for the use of the developed technologies. We cannot assure you that such provisions will be sufficient to secure the necessary rights to the developed technologies, or that we will not be subject to claims by our consultants or customers that they have rights to part or all of the developed technology.

     In the past, we have developed applications for third parties without retaining the right to use all associated intellectual property. We are currently working to obtain exclusive license rights to certain technology that we use in key aspects of our business. If we fail to obtain this license or are unable to do so on commercially reasonable terms, we will experience significant delays and incur significant additional expenses to pursue and implement our business strategy.

OUR LOSS OF OR INABILITY TO MAINTAIN OR OBTAIN ANY REQUIRED INTELLECTUAL PROPERTY COULD LEAD TO A RELIANCE ON MORE EXPENSIVE OR LOWER QUALITY OR PERFORMANCE TECHNOLOGY, OR FORCE US TO CEASE OFFERING OUR PRODUCT OR SERVICE.

     We also rely on certain technologies that we license from third parties including certain third-party software that may not be available to us in the future on commercially reasonable terms or at all. Our loss of or inability to maintain or obtain, any required intellectual property could require us to use substitute technology, which could be more expensive or of lower quality or performance, or force us to cease offering our product or service. Either of these results would have a material adverse effect on our business, financial condition or results of operations. Moreover, some of our license agreements are non-exclusive, and our competitors, therefore, may have access to the same technology that we license.

WE MAY BE SUED BY THIRD PARTIES FOR INFRINGEMENT OF THEIR INTELLECTUAL PROPERTY RIGHTS AND INCUR COSTS OF DEFENSE AND POSSIBLY ROYALTIES OR LOSE THE RIGHT TO USE TECHNOLOGY IMPORTANT TO PROVIDING OUR PRODUCTS OR SERVICES.

     Third parties could claim infringement by us with respect to current or future products or services. As the number of entrants into our market increases, the possibility of an infringement claim against us grows. We may be inadvertently infringing a patent of which we are unaware. In addition, because patent applications can take many years to issue, there may be a patent application now pending of which we are unaware, which will cause us to be infringing when it issues in the future. Any infringement claim, whether meritorious or not, could be time-consuming, result in costly litigation, cause service installation delays or require us to enter into royalty or licensing agreements. Royalty or licensing agreements might not be available on terms acceptable to us or at all. As a result, any claim could have a material adverse effect upon our business, financial condition or results of operations.

DISRUPTION OF OUR SERVICES DUE TO ACCIDENTAL OR INTENTIONAL SECURITY BREACHES MAY HARM OUR REPUTATION, CAUSING A LOSS OF SALES AND WOULD INCREASE OUR EXPENSES.

     A significant barrier to the growth of wireless data services has been the need for secure transmission of confidential information. Our systems could be disrupted by unauthorized access, computer viruses and other accidental or intentional actions. In addition, many of our customers are law enforcement agencies and, as such, are especially sensitive to breaches of security. We may incur significant costs to protect against the threat of security breaches or to alleviate problems caused by such breaches. If a third-party were able to misappropriate our users' personal or proprietary information or credit card information, we could be subject to claims, litigation or other potential liabilities that could materially adversely impact our revenue and may result in the loss of customers.

ANY TYPE OF SYSTEMS FAILURE COULD REDUCE SALES, OR INCREASE COSTS, OR RESULT IN CLAIMS OF LIABILITY.

     Any disruption from landline connections could result in delays in our customers' abilities to exchange information. There can be no assurance that our systems will operate appropriately if we experience a hardware or software failure or if there is an earthquake, fire or other natural disaster, a power or telecommunications failure, an act of God or an act of war. A failure in our own or our carriers' systems could cause delays in transmitting data, and as a result we may lose customers or face litigation that could involve material costs and distract management from operating our business.

COMPETITORS COULD IMPAIR OUR ABILITY TO SELL NEW AND EXISTING SERVICES AT A PROFIT.

     Intense competition is developing in the market for services we offer. We developed our software using standard industry development tools. Our agreements with wireless carriers, equipment suppliers, and other vendors and partners are often non-exclusive. Our competitors may use the same products and services in competition with us. With time and capital, it would be possible for competitors to replicate our services. Many of our competitors have significantly greater resources than we do. In particular, wireless network carriers have a built-in cost advantage due to their ownership of wireless networks and have significant application engineering expertise and personnel. Competition could reduce our market share or force us to lower prices to unprofitable levels. See
"Business -- Competition."

AN INTERRUPTION IN THE SUPPLY OF PRODUCTS THAT WE OBTAIN FROM THIRD PARTIES COULD CAUSE A DECLINE IN SALES OF OUR SERVICES OR SIGNIFICANTLY INCREASE OUR COSTS.

     In designing, developing and supporting our wireless data services, we rely on computer manufacturers, wireless handheld device manufacturers and software providers. These suppliers may experience difficulty in supplying us or our customers with products sufficient to meet our needs or they may terminate or fail to renew contracts for supplying us or our customers with these products on terms that enable us to resell them as part of our services at acceptable margins or to support a given application. Any significant interruption in the supply, or increase in the cost, of any of these products could cause a decline in sales of our services unless and until we are able to replace the functionality provided by these products. We also depend on third parties to deliver and support reliable products, enhance their current products, develop new products on a timely and cost-effective basis and respond to emerging industry standards and other technological changes.

OUR SALES CYCLE IS LONG, AND OUR STOCK PRICE COULD DECLINE IF SALES ARE DELAYED OR CANCELLED.

     Quarterly fluctuations in our operating performance are exacerbated by the length of time between our first contact with a business customer and the first revenue from sales of services to that customer or end user. Because our services represent a significant investment for our Paradigm4 Wireless DataNet customers, we spend a substantial amount of time educating them regarding the use and benefits of our services and they, in turn, spend a substantial amount of time performing internal reviews and obtaining capital expenditure approvals before purchasing our services. Most of our customers are government entities that must comply with stringent procurement rules and regulations that lengthen our sales cycle.

As much as a year or more may elapse between the time we approach a customer and the time we begin to deliver services to a customer or end user. Any delay in sales of our services could cause our quarterly operating results to vary significantly from projected results, which could cause our stock price to decline. In addition, we may spend a significant amount of time and money on a potential customer that ultimately does not purchase our services.

WE MAY NEED ADDITIONAL CAPITAL AND WE MAY NOT BE ABLE TO OBTAIN IT, WHICH COULD PREVENT US FROM CARRYING OUT OUR BUSINESS STRATEGY.

     We currently expect that our available cash resources combined with the net proceeds from this offering will be sufficient to fund our operating needs for at least the next 12 months, including the expansion of our sales and marketing program and any acquisitions we may pursue in the next 12 months. We may need to raise additional funds to meet our working capital requirements, to facilitate more rapid expansion, to adopt new technologies or otherwise respond to competitive pressures or other events. We may need to raise funds through public or private debt or equity financings. If funds are raised through the issuance of equity securities, the percentage ownership of our then-current stockholders may be reduced and the holders of new equity securities may have rights, preferences or privileges senior to those of the holders of our common stock. If additional funds are raised through a bank credit facility or the issuance of debt securities, the holders of that indebtedness would have rights senior to the rights of the holders of our common stock and the terms of that indebtedness would likely impose significant restrictions on our operations. If we need to raise additional funds, we may not be able to do so on terms favorable to us, or at all. If we cannot raise adequate funds on acceptable terms, we may not be able to continue to fund our operations.

NEW LAWS AND REGULATIONS AFFECTING OUR INDUSTRY COULD INCREASE OUR COSTS OR REDUCE OUR OPPORTUNITIES TO EARN REVENUE.

     We are not currently subject to direct regulation by the Federal Communications Commission, or FCC, or any other governmental agency, other than regulations applicable to businesses in general. However, in the future, we may become subject to regulation by the FCC or another regulatory agency. In addition, the wireless carriers who supply us airtime are subject to regulation by the FCC and regulations that affect them could increase our costs or reduce our ability to continue selling and supporting our services.

OUR STOCK PRICE, LIKE THAT OF MANY TECHNOLOGY COMPANIES, WILL LIKELY BE
VOLATILE.

     We expect that the market price of our common stock will be volatile. We are involved in a highly visible, rapidly changing industry and stock prices in our industry have risen and fallen rapidly in response to a variety of factors, including:

     - announcements of new wireless communications technologies and new providers of wireless communications;

     - acquisitions of or strategic alliances among providers of wireless communications;

     - changes in recommendations by securities analysts regarding the results or prospects of providers of wireless communications; and

     - changes in investor perceptions of the acceptance or profitability of wireless communications.

WE HAVE ANTI-TAKEOVER DEFENSES THAT COULD DELAY OR PREVENT AN ACQUISITION AND COULD ADVERSELY AFFECT THE PRICE OF OUR COMMON STOCK.

     Our certificate of incorporation and bylaws to be in effect upon completion of this offering, and provisions of Delaware law, could delay, defer or prevent an acquisition or change of control of Paradigm4 or otherwise adversely affect the price of our common stock. For example, our bylaws will limit the ability of stockholders to call a special meeting. In addition to possibly delaying or preventing an acquisition, the issuance of a substantial number of shares of preferred stock could adversely affect the price of our common stock.

                     RISK FACTORS RELATED TO THIS OFFERING

UPON COMPLETION OF THIS OFFERING, YOU WILL EXPERIENCE DILUTION.

     Our tangible assets are readily identified assets like property, equipment, cash, securities and accounts receivable. The value of these assets on our pro forma balance sheet as of December 31, 1999 minus the value of our liabilities as of such date equaled $0.61 per share, after giving effect to the completion of this offering. We also have outstanding a large number of stock options and warrants to purchase common stock with exercise prices significantly below the price of shares in this offering. You will experience further dilution to the extent these options or warrants are exercised.

FUTURE SALES OF OUR COMMON STOCK MAY NEGATIVELY AFFECT OUR STOCK PRICE.

     Following this offering, a large number of other outstanding shares of our common stock will be available for resale beginning at various times in the future. The market price of our common stock could decline as a result of sales of a large number of shares of our common stock in the market following this offering, or the perception that such sales could occur. These sales also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. The section of this prospectus entitled "Shares Eligible for Future Sale" describes in detail the number of shares that may be sold and regulatory matters affecting the timing and volume of such sales.

NO PRIOR PUBLIC MARKET EXISTS FOR OUR COMMON STOCK, AND OUR STOCK PRICE MAY DECLINE AFTER THE OFFERING.

     Before this offering, there has been no public market for our common stock, and an active public market for our common stock may not develop or be sustained after this offering. If an active public market for our common stock does not develop, the liquidity of your investment may be limited, and our share price may decline below its initial public offering price. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters and may bear no relationship to the price that will prevail in the public market.

IF OUR STOCK PRICE IS VOLATILE, WE MAY BECOME SUBJECT TO SECURITIES LITIGATION, WHICH IS EXPENSIVE AND COULD RESULT IN A DIVERSION OF OUR RESOURCES.

     In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been brought against that company. Telecommunications and technology companies have been subject to this type of litigation in the past. We may also become involved in this type of litigation. Any such litigation may be expensive and divert management's attention and resources away from our business.

WE WILL HAVE BROAD DISCRETION IN HOW WE USE THE PROCEEDS FROM THIS OFFERING, AND OUR USE OF THOSE PROCEEDS MAY NOT YIELD A FAVORABLE RETURN OR MAY BE CONDUCTED IN WAYS WITH WHICH YOU DO NOT AGREE.

     We intend to use the net proceeds from this offering to develop and expand our service offerings, expand our sales and engineering staff, expand our network operations center, increase our sales and marketing activities and for working capital and other general corporate purposes. We have not yet determined the amount of net proceeds to be used specifically for each of the foregoing purposes. Accordingly, we will have broad discretion in using these proceeds. You will not have the opportunity to evaluate the economic, financial or other information that we may use to determine how we use these proceeds. You may disagree with the way management decides to spend these proceeds. If we do not apply the funds effectively, our accumulated deficit will increase and we may lose significant business opportunities.

                           FORWARD LOOKING STATEMENTS

     Certain statements made in this prospectus under the captions "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" and elsewhere in this prospectus are forward-looking statements. Because such forward-looking statements are not historical facts, they involve risks and uncertainties and there are important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements, including those discussed under "Risk Factors."

                                USE OF PROCEEDS

     We estimate that we will receive net proceeds from the sale of the shares
of our common stock in this offering of $          million, assuming an initial
public offering price of $     per share and after deducting estimated
underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise their over-allotment option in full, we
estimate that our net proceeds will be $          million.

     We intend to use the net proceeds of this offering to develop and expand our service offerings, expand our sales and engineering staff, expand our network operations center, increase our sales and marketing activities and for working capital and other general corporate purposes. We may also use a portion of the net proceeds for acquisitions, strategic alliances or joint ventures. Although we review potential strategic alliances and acquisitions from time to time, we have not had more than preliminary discussions with respect to any such alliances or acquisitions. We have not yet determined the amount of net proceeds to be used specifically for each of the foregoing purposes. Accordingly, our management will have significant flexibility in applying the net proceeds of this offering. Pending any such uses, as described above, we intend to invest the net proceeds of this offering in interest-bearing instruments.

                                DIVIDEND POLICY

     We have never declared or paid any cash dividends on our capital stock and our existing credit facility restricts our ability to pay any such cash dividends. We currently anticipate that we will retain any future earnings for the development and operation of our business. Accordingly, we do not anticipate declaring or paying any cash dividends in the foreseeable future.

                                 CAPITALIZATION

     The following table sets forth, as of December 31, 1999, our capitalization:

     - on an actual basis;

     - on a pro forma basis to reflect (a) the issuance of shares of convertible preferred stock during the first quarter of 2000 in consideration for net cash proceeds of approximately $29.8 million and the conversion of $2.7 million in outstanding notes payable, including accrued interest of $200,000, and (b) the automatic conversion of all outstanding shares of convertible preferred stock into 28,416,485 shares of common stock upon the closing of this offering; and

     - on a pro forma as adjusted basis to give further effect to the sale of the shares offered hereby at an assumed initial public offering price of
       $     per share, after deducting estimated underwriting discounts and the estimated offering expenses payable by us.

     You should read this table in conjunction with our Management's Discussion and Analysis of Financial Condition and Results of Operations and our consolidated financial statements and accompanying notes included elsewhere in this prospectus.

                                                                   AS OF DECEMBER 31, 1999
                                                            -------------------------------------
                                                                                      PRO FORMA
                                                             ACTUAL     PRO FORMA    AS ADJUSTED
                                                            --------    ---------    -----------
                                                                       (IN THOUSANDS)
Cash and cash equivalents.................................  $  1,842    $ 30,542       $
                                                            ========    ========       ========

Short-term debt:
  Credit agreement........................................  $ 14,917    $ 14,917       $
  Subordinated notes to stockholders......................     2,500          --
                                                            --------    --------       --------
     Total short-term debt................................    17,417      14,917
                                                            --------    --------       --------

Stockholders' equity (deficit):
  Convertible preferred stock, $0.001 par value;
     12,504,057 shares authorized, 11,363,453 shares
     issued and outstanding actual; no shares issued or
     outstanding pro forma and pro forma as adjusted......        11          --
  Common stock, $0.001 par value, 55,971,133 shares
     authorized, 2,797,596 shares issued and outstanding
     actual; 100,000,000 shares authorized, 31,214,081
     shares issued and outstanding pro forma; and
     shares issued and outstanding pro forma as
     adjusted.............................................         3          31
  Preferred stock, $0.001 par value; no shares authorized,
     issued or outstanding actual and pro forma; 5,000,000
     shares authorized, no shares issued or outstanding
     pro forma as adjusted................................        --          --
Additional paid-in capital................................    37,872      69,255
Warrants..................................................     1,899       1,899
Accumulated deficit.......................................   (51,615)    (51,615)
                                                            --------    --------       --------
Total stockholders' (deficit) equity......................   (11,830)     19,570
                                                            --------    --------       --------
          Total capitalization............................  $  5,587    $ 34,487       $
                                                            ========    ========       ========

     The information above excludes:

     - 5,989,415 shares of common stock issuable upon the exercise of stock options outstanding as of December 31, 1999, with a weighted average exercise price of $3.36 per share, and

     - 2,787,145 shares of common stock issuable upon the exercise of outstanding warrants at December 31, 1999, with a weighted average exercise price of $2.63 per share.

                                    DILUTION

     Our pro forma net tangible book value as of December 31, 1999 was $19.1 million, computed as pro forma stockholders' equity less intangible assets of approximately $467,000, or $0.61 per share of common stock. Our pro forma net tangible book value reflects (a) the issuance of shares of convertible preferred stock during the first quarter of 2000 in consideration for net cash proceeds of approximately $28.7 million and the conversion of $2.7 million in outstanding notes payable, including $200,000 of accrued interest, and (b) the automatic conversion of all outstanding shares of convertible preferred stock into 28,416,485 shares of common stock upon the closing of this offering. Pro forma net tangible book value per share is determined by dividing the amount of our pro forma total tangible assets less total liabilities by the pro forma number of shares of common stock outstanding at that date. Dilution in net tangible book value per share represents the difference between the assumed initial public offering price and the pro forma net tangible book value per share of common stock immediately after the completion of this offering.

     After giving effect to the issuance and sale of the shares of common stock
offered by us at an assumed initial public offering price of $     per share and
after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, and the application of the estimated net proceeds from this offering, our pro forma net tangible book value as of
December 31, 1999 would have been $     million or $     per share of common
stock. This represents an immediate increase in pro forma net tangible book
value to our existing stockholders of $     per share and an immediate dilution
to purchasers in this offering of $     per share.

     The following table illustrates this per share dilution:

Assumed initial public offering price per share.............             $
  Pro forma net tangible book value per share at December
     31, 1999...............................................  $  0.61
  Increase in pro forma net tangible book value per share
     attributable to this offering..........................
                                                              -------
Pro forma net tangible book value per share after this
  offering..................................................
                                                                         -------
Dilution per share to new investors.........................             $
                                                                         =======

     The following table summarizes, on a pro forma basis, as of December 31, 1999, the differences between the number of shares of common stock purchased from us, the aggregate cash consideration paid to us and the average price per share paid by existing stockholders and new investors purchasing shares of common stock in this offering. The calculation below is based on an assumed
initial public offering price of $     per share, before deducting estimated
underwriting discounts and commissions and estimated offering expenses payable by us:

                                                  SHARES PURCHASED    TOTAL CONSIDERATION
                                                 ------------------   --------------------   AVERAGE PRICE
                                                  NUMBER    PERCENT    AMOUNT     PERCENT      PER SHARE
                                                 --------   -------   ---------   --------   -------------
Existing stockholders..........................                  %    $                 %       $
New investors..................................
                                                 --------     ---     --------      ----        -------
          Total................................               100%    $              100%       $
                                                 ========     ===     ========      ====        =======

     The foregoing tables assume no exercise of any stock options or warrants outstanding as of December 31, 1999. As of December 31, 1999, there were:

     - 5,989,415 shares of common stock issuable upon the exercise of stock options outstanding under our option plans with a weighted average exercise price of $3.36; and

     - 2,787,145 shares of common stock issuable upon the exercise of warrants with a weighted average exercise price of $2.63 per share.

                      SELECTED CONSOLIDATED FINANCIAL DATA

                       (IN THOUSANDS, EXCEPT SHARE DATA)

     The selected consolidated financial data as of December 31, 1998 and 1999 and for the years ended December 31, 1997, 1998 and 1999 are derived from our audited consolidated financial statements included elsewhere in this prospectus. The selected consolidated financial data as of December 31, 1996 and 1997 and for the year ended December 31, 1996 are derived from our audited financial statements that are not included in this prospectus.

     In 1999, we decided to hold for sale a software development contract with the City of New York. Accordingly, we have reported the net income or loss on this contract as discontinued operations of contract held for sale. You should read this information together with our consolidated financial statements and the notes to those statements appearing elsewhere in this prospectus and the information under "Management's Discussion and Analysis of Financial Condition and Results of Operations." We have not allocated any research and development, selling and marketing, depreciation and amortization or interest expense to calculate discontinued operations of contract held for sale. See note 1 to our consolidated financial statements.

     Pro forma net loss per common share has been computed assuming the conversion as of January 1, 1999 of all outstanding convertible preferred stock, including the series G convertible preferred stock issued in February 2000, into an aggregate of 28,416,485 shares of common stock.

                                                           YEAR ENDED DECEMBER 31,
                                              -------------------------------------------------
                                                1996        1997         1998          1999
                                              --------    ---------    ---------    -----------
CONSOLIDATED STATEMENT OF OPERATIONS DATA:

Revenues(1):
  Services revenues.........................  $  1,260    $   6,693    $     948    $     6,296
  Hardware and third party software sales...     1,646        4,935        2,711          3,735
                                              --------    ---------    ---------    -----------
     Total revenues.........................     2,906       11,628        3,659         10,031
                                              --------    ---------    ---------    -----------
Cost of revenues:
  Cost of services revenues.................       367        1,595        8,517         12,280
  Cost of hardware and third party software
     sales..................................     1,494        4,525        2,675          2,866
                                              --------    ---------    ---------    -----------
     Total cost of revenues.................     1,861        6,120       11,193         15,146
Gross profit (loss).........................     1,045        5,508       (7,534)        (5,115)
Research and development expenses...........       264        1,972        3,330          5,518
Selling and marketing expenses..............       622        2,656        3,725          3,570
General and administrative expenses.........     3,783        4,634        4,733          3,775
Depreciation and amortization expense.......       247          725        1,678          1,859
                                              --------    ---------    ---------    -----------
Loss from operations........................     3,871        4,479       21,001         19,837
Interest expense............................        10          347        1,590          1,984
Interest income.............................        32           51           54            116
Other income (expense), net.................        --           --          477           (252)
                                              --------    ---------    ---------    -----------
Loss from continued operations before
  provision for income taxes................    (3,849)      (4,775)     (22,060)       (21,956)
Provision for income taxes..................        45           94            7              1
                                              --------    ---------    ---------    -----------
Loss from continuing operations.............    (3,894)      (4,869)     (22,067)       (21,957)
Discontinued operations of contract held for
  sale......................................       630          (23)       1,041           (475)
                                              --------    ---------    ---------    -----------
Net loss....................................  $ (3,264)   $  (4,892)   $ (21,026)   $   (22,432)
                                              ========    =========    =========    ===========
Basic and diluted (loss) earnings per common
  share:
  Continuing operations.....................  $  (1.55)   $   (1.89)   $   (8.42)   $     (8.03)
  Discontinued operations...................      0.25        (0.01)        0.40          (0.17)
                                              --------    ---------    ---------    -----------
  Net loss..................................  $  (1.30)   $   (1.90)   $   (8.02)   $     (8.20)
                                              ========    =========    =========    ===========
Weighted average shares outstanding.........  2,505,701   2,568,826    2,619,424      2,733,995
                                              ========    =========    =========    ===========
Pro forma net loss per share................                                        $     (0.72)
                                                                                    ===========
Shares used in computing pro forma net loss
  per share.................................                                         31,150,480
                                                                                    ===========

                                                                 DECEMBER 31, 1999
                                                     -----------------------------------------
                                                      1996      1997        1998        1999
                                                     ------    -------    --------    --------
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents..........................  $  199    $    98    $    349    $  1,842
Working capital....................................     670        242     (16,650)    (16,305)
Total assets.......................................   7,370     17,210      15,318      18,802
Total stockholders' equity (deficit)...............   3,375      3,298     (13,416)    (11,830)

---------------
(1) Our 1998 and 1999 revenues were significantly affected by changes in our estimates of costs required to complete certain contracts subsequent to recognizing revenues based on the percentage-of-completion accounting method. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Overview."

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion of our financial condition and results of operations should be read in conjunction with the financial statements and the notes to those statements included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Please see "Forward Looking Statements."

OVERVIEW

     We provide our customers with a broad range of solutions that enable them to access and exchange information on a wireless basis. Our services link our customers' mobile workforce and remote locations to our customers' and third-party data bases. Our solutions use the sophisticated capabilities of our proprietary platform, the Paradigm4 Wireless DataNet, as well as our extensive industry experience, to facilitate the exchange of information on a timely, reliable, secure and cost-effective basis.

     Since our inception in 1996, we have expended significant resources on research and development to design applications and systems that better address our customers' wireless needs, including the development of our Paradigm4 Wireless DataNet, which includes our patented enterprise messaging system middleware, our message switching software, and our network operations center. We have also devoted significant resources to building our 24x7 help desk and customer support services. To date, we primarily have focused on the development and implementation of wireless applications in the public safety market, one of the first markets to adopt wireless solutions, to access and exchange critical data more effectively. We recently have begun to expand the breadth of our services to provide our customers with complete, outsourced wireless data solutions. We expect that recurring revenues derived from providing hosted outsourced wireless solutions will comprise a greater percentage of our revenues in future periods, as we continue to expand within the public safety market and into new markets.

     As a result of the investments we have made in our business, we have incurred significant operating losses since our inception. We intend to continue to invest in business development, research and development, marketing and advertising. As a result, we expect to continue to incur operating losses for the foreseeable future. Moreover, the rates at which these losses will be incurred may increase from current levels.

  Revenues

     We derive services revenues from engineering and implementation services, maintenance fees and subscriber fees. We also derive revenues from the resale of hardware and third party software. We expect that revenues from the sale of hardware and third party software will become a significantly lesser portion of our revenues in the future. In addition, we intend to derive revenues from network and carrier services fees as we expand our services.

     Engineering and Implementation Services. Our engineering and implementation services revenues historically have been based on fixed price contracts. Under these long term fixed-price contracts, we recognize revenue using the percentage-of-completion method. As a result, we recognize expenses as incurred on the contract and recognize revenues based on a comparison of actual costs incurred to our then-estimated total costs. Accordingly, the revenues we recognize in any given period depend to a significant extent on our estimate of the total remaining costs to complete individual projects. We expect to continue to provide significant wireless engineering and implementation services for commercial as well as public safety customers. Revenues in the public safety market will continue to be derived from fixed-price contracts, however, we intend to enter primarily into time-and-materials contracts with our commercial customers.

     Maintenance Revenues. Our engineering and implementation contracts typically include ongoing maintenance revenue after the contract is completed. Upon completion of a contract, we are normally paid an annual maintenance fee. Some of our customers, however, request that we operate their data communications capabilities on an outsourced basis, which generates substantially higher recurring revenues. We receive revenues from maintaining and servicing our installations in the field, as well as servicing our other new wireless data applications. We expect maintenance and service revenues to increase as we complete more engineering and implementation contracts.

     Carrier Services Fees. We expect to generate recurring revenues from contracts with wireless carriers to outsource their switching functions and to interconnect them to other carriers in order to enable nationwide interoperability. We expect to enter into long-term contracts under which we will receive recurring monthly services fees. We also expect to generate recurring revenues from other entities, such as application service providers and content providers, to connect them to carriers and end-users through our network. To date, revenues from carrier service fees have not comprised a material portion of our total revenues.

     Network Services. We receive periodic, recurring revenues from our network services customers. We provide, support and host wireless data applications and services through the Paradigm4 Wireless DataNet. This service provides an outsourced solution for customers that do not have the equipment, expertise, support internal resources or security infrastructure necessary for the operation of wireless data applications or systems. We currently derive network services revenues from Lockheed Martin IMS and Sentrol and from several law enforcement agencies for which we have created customized applications. In addition, we will offer pre-packaged applications such as our SmartPartner service and Wireless Knowledge's Workstyle Server product as they become commercially available. We expect that gross margins for our network services will be higher than those for our engineering and implementation services. Therefore, we intend to pursue network services opportunities aggressively. To date, revenues from network services have not comprised a material portion of our total revenues.

     Hardware/Software Revenues. In connection with our engineering and implementation services, we have derived revenues from the sale of third-party hardware and software products. We anticipate that revenues from the sale of hardware and software products will become a significantly lesser portion of our revenues in the future.

     To date, a small number of customers have accounted for a significant majority of our revenues and will continue to do so for the foreseeable future. For the year ended December 31, 1999, we provided engineering and implementation services to the state of Delaware and the Florida Department of Law Enforcement, which accounted for approximately 16% and 15% of our revenues, respectively. Our top five customers, in the aggregate, accounted for approximately 52% of our revenues during that period.

  Operating Costs and Expenses

     Our cost of services revenues consists primarily of salaries and expenses for our engineering, implementation and network operations staff; costs associated with our 24x7 customer support and help desk; training costs; costs associated with consultants; and production facilities costs. Our cost of hardware and third party software sales consists of acquisition costs of hardware and third party software.

     Research and development expenses consist primarily of salaries and benefits for research and development personnel; costs associated with consultants and licensing fees. A significant amount of depreciation on research equipment and amortization of related software is included in depreciation and amortization expense. Our selling and marketing expenses consist primarily of compensation and benefits for our sales and marketing personnel, advertising expenses, and costs associated with tradeshows and marketing materials. We anticipate selling and marketing expenses to grow significantly as we target new markets. Our general and administrative expenses consist primarily of compensation and benefits related to our corporate staff, professional fees, and travel and facilities costs.

  Significant Contracts

     In 1997, we recognized approximately 75% of the revenues associated with our Florida Department of Law Enforcement contract using the percentage-of-completion method, based on our then estimate that 75% of the costs of completing that contract had already been incurred. In 1998, based on subsequent experience under this contract, including the promulgation of new federal specifications applicable to the contract, we significantly increased our estimate of the costs of completing the contract. As a result, because we had not incurred more than 75% of the costs to complete the contract by December 31, 1998, we were unable to recognize any additional revenue under the contract in 1998, although we devoted, and continue to devote, substantial resources under the contract. As of December 31, 1999, we recorded a provision for losses on uncompleted contracts of $5.1 million, approximately $4.0 million of which relates to this contract.

  Discontinued Operations

     Since 1996, we have been providing engineering and implementation services under a fixed-price contract with the City of New York to design and implement a payroll system. We recorded revenues of $440,000, $2.9 million and $5.7 million under this contract in 1997, 1998 and 1999, respectively. Total payments to us under the contract are scheduled to be $63.0 million from January 2000 to the expected completion of the project in 2003, assuming we meet specified performance milestones. In April 2000, we received a non-binding letter of intent relating to the assignment of our obligations under this contract. The letter of intent is subject to the assignee's due diligence and other conditions. Although we intend to assign this contract, we may experience difficulties that could delay or prevent the successful assignment of the contract. Some of these possible difficulties are beyond our control. For example, the City of New York must consent to any assignment of our obligations under the contract to a third party. Any delay in, or failure to complete, the assignment of this contract could disrupt our ongoing business, distract our management and employees, increase our expenses and adversely affect our results of operations.

RESULTS OF OPERATIONS

YEAR ENDED DECEMBER 31, 1999 COMPARED TO YEAR ENDED DECEMBER 31, 1998

     Revenues. Revenues increased to $10.0 million for the year ended December 31, 1999 from $3.7 million for the year ended December 31, 1998. Service revenues increased to $6.3 million for the year ended December 31, 1999 from $948,000 for the year ended December 31, 1998. This increase was attributable to the commencement of significant new engineering and implementation services. Revenues from hardware and third party software sales increased to $3.7 million for the year ended December 31, 1999 from $2.7 million for the year ended December 31, 1998, an increase of 37%. This increase was a result of increased sales of hardware and third party software to our engineering and implementation services customers.

     Cost of Revenues. Cost of services revenues increased to $12.3 million for the year ended December 31, 1999 from $8.5 million for the year ended December 31, 1998, an increase of 45%. This increase was primarily attributable to an increase in payroll expenses associated with the expansion of our engineering, implementation and network operations staff and consultants, and costs associated with implementing our 24x7 customer support and help desk. Cost of services revenues for 1999 and 1998 included charges of $2.4 million and $2.6 million, respectively, to increase the provision for losses on uncompleted contracts. Cost of hardware and third party software sales increased to $2.9 million for the year ended December 31, 1999 from $2.7 million for the year ended December 31, 1998, an increase of 7%, as a result of increased demand for hardware and third party software products under our engineering and implementation contracts.

     Research and Development Expenses. Research and development expenses increased to $5.5 million for the year ended December 31, 1999 from $3.3 million for the year ended December 31, 1998, an increase of 67%. This increase resulted primarily from increases in salaries and benefits as we expanded our research and development staff, as well as increased use of consultants.

     Selling and Marketing Expenses. Selling and marketing expenses decreased to $3.6 million for the year ended December 31, 1999 from $3.7 million for the year ended December 31, 1998, a decrease of 3%, resulting primarily from decreased advertising expenses.

     General and Administrative Expenses. General and administrative expenses decreased to $3.8 million for the year ended December 31, 1999 from $4.7 million for the year ended December 31, 1998, a decrease of 19%. This decrease was primarily as a result of a decrease in professional fees.

     Depreciation and Amortization Expense. Depreciation and amortization expense increased to $1.9 million for the year ended December 31, 1999 from $1.7 million for the year ended December 31, 1998, an increase of 12%. This increase was attributable primarily to depreciation on new equipment.

     Interest Expense. Interest expense increased to $2.0 million for the year ended December 31, 1999 from $1.6 million for the year ended December 31, 1998, an increase of 25%, resulting primarily from an increase of borrowings under our credit facility.

YEAR ENDED DECEMBER 31, 1998 COMPARED TO YEAR ENDED DECEMBER 31, 1997

     Revenues. Revenues decreased to $3.7 million for the year ended December 31, 1998 from $11.6 million for the year ended December 31, 1997, a decrease of 68%. Services revenues decreased to $948,000 for the year ended December 31, 1998 from $6.7 million for the year ended December 31, 1997. This decrease was due to our inability to recognize revenues for services performed under certain contracts during the year ended December 31, 1998 as a result of changes in estimated costs to complete projects commenced in prior years under the percentage of completion method. Revenues from hardware and third party software sales decreased to $2.7 million for the year ended December 31, 1998 from $4.9 million for the year ended December 31, 1997, a decrease of 45%. This decrease was due to lower hardware and third party software sales in connection with implementation and engineering services performed during the year ended December 31, 1998.

     Cost of Revenues. Cost of services revenues increased to $8.5 million for the year ended December 31, 1998 from $1.6 million for the year ended December 31, 1997. This increase was primarily attributable to an increase in payroll expenses associated with the expansion of our engineering and implementation staff. In addition, cost of services revenues for 1998 included a $2.6 million charge to increase the provision for losses on uncompleted contracts. Cost of hardware and third party software sales decreased to $2.7 million for the year ended December 31, 1998 from $4.5 million for the year ended December 31, 1997, a decrease of 40%. This decrease resulted from reduced demand for hardware and third party software products under our implementation and engineering services contracts in 1998.

     Research and Development Expenses. Research and development expenses increased to $3.3 million for the year ended December 31, 1998 from $2.0 million for the year ended December 31, 1997, an increase of 65%. This increase resulted from increases in salaries and benefits as we expanded our research and development staff and consultants in connection with the development of our wireless hosting capabilities and our enterprise messaging system middleware.

     Selling and Marketing Expenses. Selling and marketing expenses increased to $3.7 million for the year ended December 31, 1998 from $2.7 million for the year ended December 31, 1997, an increase of 37%. This increase resulted from increases in compensation and benefits as we increased our sales and marketing staff and an increase in marketing and advertising costs.

     General and Administrative Expenses. General and administrative expenses increased to $4.7 million for the year ended December 31, 1998 from $4.6 million for the year ended December 31, 1997, an increase of 2%. This increase resulted from an increase in professional fees.

     Depreciation and Amortization Expense. Depreciation and amortization expenses increased to $1.7 million for the year ended December 31, 1998 from $725,000 for the year ended December 31, 1997, an increase of 135%. This increase was attributable primarily to the depreciation on new equipment and amortization of software purchased during 1997.

     Interest Expense. Interest expense increased to $1.6 million for the year ended December 31, 1998 from $347,000 for the year ended December 31, 1997, resulting from more borrowings under the credit facility we entered into in June 1998.

LIQUIDITY AND CAPITAL RESOURCES

     Since inception, we have financed our operations through the issuance of debt and equity securities and borrowings under our credit facility. At December 31, 1999, we had cash and cash equivalents of approximately $1.8 million. As of December 31, 1999, we had negative working capital of approximately $16.3 million. Subsequent to December 31, 1999, we issued 11,524,809 shares of our series G convertible preferred stock at $2.82 per share. Net cash proceeds were approximately $28.7 million, net of issuance costs and the conversion of $2.7 million of subordinated debt and accrued interest.

     Net cash used in operating activities was $8.2 million in 1997, $16.8 million in 1998, and $18.7 million in 1999. Net cash used in operating activities was primarily a result of our net losses during these periods, and was partially offset by depreciation and amortization costs and provisions for losses on uncompleted contracts.

     Cash used in investing activities was $852,000 in 1997, $2.1 million in 1998 and $1.4 million in 1999, and was primarily a result of investments in property, equipment and increases in restricted cash. Also, in 1998, we loaned $612,000 to an acquisition target that was repaid to us in 1999 after negotiations related to this acquisition were terminated.

     Net cash provided by financing activities was $8.9 million in 1997, $19.1 million in 1998 and $19.6 million in 1999. Net cash provided by financing activities during these periods primarily consisted of proceeds from the issuance of subordinated notes and our preferred stock. During 1997 and 1999, we raised net cash proceeds of approximately $4.7 million and $12.3 million, respectively, through the issuance of preferred stock that will convert into an aggregate of 7,860,640 shares of our common stock upon completion of this offering. For the years ended December 31, 1997 through 1999, we raised net cash proceeds of approximately $16.2 million through the issuance of subordinated bridge notes. All of these bridge notes have since been converted into shares of our preferred stock. In February 2000, we raised approximately $31.4 million, net of commissions and offering expenses, in connection with the issuance of preferred stock that converts into 11,524,809 shares of our common stock on completion of the offering. All of our outstanding convertible preferred stock will convert into an aggregate of 28,416,485 shares of our common stock upon completion of this offering.

     We have entered into a credit agreement with Greyrock Business Credit, which consists of two $5.0 million term loans and an $8.0 million revolving facility. Accrued interest under the agreement is payable monthly at a rate equal to the lender's prime rate plus 2%, which was 10.5% at December 31, 1999. The loans are secured by substantially all of our assets. Availability under the revolving facility is based on a borrowing base formula comprised of 80% of eligible accounts receivable and 50% of eligible cost and estimated earnings in excess of billings. One of the $5.0 million term loans matures on May 30, 2000, while the second term loan and the revolving facility mature on October 31, 2000. At December 31, 1999, borrowings under the term loans and revolving facility were $10.0 million and $4.9 million, respectively. We are currently in discussions with our lender concerning the extension of these loans. Subsequent to December 31, 1999, we repaid $429,000 of capital lease obligations.

     We expect to invest between $5.0 million and $7.0 million during the year ending December 31, 2000, primarily related to our equipment and software for our network operations center. In addition, in February 2000, we entered into an agreement with Wireless Knowledge Inc., a joint venture between Microsoft Corporation and Qualcomm, Inc. to purchase a minimum of 40,000 licenses over an 18 month period for approximately $2.0 million. We paid $1.0 million on signing the agreement and have committed to pay approximately $480,000 on April 30, 2000 and the balance on June 30, 2000. In addition, we have committed to acquire an additional 110,000 licenses during the remaining two year term of the agreement for $5.4 million. Our total purchase commitment to Wireless Knowledge over the life of the agreement is approximately $11.0 million. We have also agreed to spend a minimum of $1.0 million advertising our wireless data services using the Workstyle Server brand.

     We believe that our current cash and cash equivalents will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for at least the next 12 months. If cash generated from operations is insufficient to satisfy our liquidity requirements, we may seek to sell additional equity or debt securities or establish an additional credit facility. The sale of additional equity or convertible debt securities could result in additional dilution to our stockholders. The incurrence of additional indebtedness would result in increased fixed obligations and would likely result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities, which establishes the accounting and reporting standards for derivative instruments and for hedging activities. The effective date of the Statement (which was deferred through the issuance Statement of Financial Accounting Standards No. 137) is our calendar year commencing January 1, 2001. As of December 31, 1999, we have not entered into any transactions that would have had a material effect on our financial statements if this standard was in effect as of that date.

     In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin (SAB) No. 101, "Revenue Recognition in Financial Statements." SAB No. 101 provides the SEC's views on the issue of revenue recognition. SAB No. 101 is intended to clarify the concept that revenue should not be recognized until it is realized or realizable and earned. SAB No. 101 provides guidance on applying the broad concept as well as examples of acceptable and unacceptable revenue recognition situations. SAB No. 101 states that revenue is recognizable if all of the following four criteria are met:

     1. Persuasive evidence of an arrangement exists;

     2. Delivery has occurred or services have been rendered;

     3. The seller's price to the buyer is fixed and determinable; and

     4. Collectibility is reasonably expected.

     SAB No. 101 states that if a company's efforts, subsequent to delivering a product or service to a customer, to obtain customer acceptance of such product and service are more than perfunctory, a sale has not occurred and therefore, the associated revenue cannot be recognized. SAB No. 101 must be adopted for all years presented in the accompanying consolidated financial statements. We determined that SAB No. 101 did not have a material effect as of, and for years from our inception through December 31, 1999, as the majority of our revenues are recognized using the percentage-of-completion method.

INCOME TAXES

     As of December 31, 1999, we had net operating loss carryforwards of approximately $47.0 million for income tax purposes, which expire commencing in 2016 for Federal tax purposes and commencing in 2001 for state tax purposes. However, under the Tax Reform Act of 1986, our ability to realize a future tax benefit from our net operating loss carryforwards may be limited due to changes in our proportionate ownership. Deferred tax assets reflect the net tax effects of temporary differences between carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for Federal and state income tax purposes. At December 31, 1998 and 1999, we had deferred tax assets of approximately $9.0 million and $16.0 million, respectively, which consist primarily of temporary differences relating to Federal and state net operating loss carryforwards. The deferred tax asset has been fully offset by a valuation allowance due to the uncertainty of realization of this asset.

YEAR 2000

     Throughout 1999, we engaged in a comprehensive year 2000 compliance plan pursuant to which we conducted a review of internal systems, services and vendors on which we rely. As part of our year 2000 compliance plan, we identified areas believed to pose a year 2000 related risk, and tried to implement all necessary corrective actions that we identified. As of March 31, 2000, we had identified only minor year 2000 related issues, all of which had been remedied. As of March 31, 2000, we incurred expenses of approximately $300,000 associated with our 2000 compliance efforts, the majority of which consisted of internal time and costs. We do not expect our future costs related to year 2000 to be material. We will continue to monitor our mission critical computer applications, and those of our vendors and subcontractors to ensure that any latent year 2000 issues that may arise are promptly addressed.

QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT MARKET RISK

     Interest rate risk is the primary source of market risk to our operations. We do not enter into contracts for trading purposes. As of December 31, 1999, we had aggregate variable rate debt under our credit agreement and subordinated notes of approximately $17.4 million, all of which are classified as current liabilities. A 10% change in interest rates would change the annual interest expense on this debt as of December 31, 1999 by approximately $190,000.

                                    BUSINESS

OVERVIEW

     We provide our customers with a broad range of solutions that enable them to access and exchange information on a wireless basis. Our services link our customers' mobile workforce and remote locations to our customers' and third-party data bases. Our solutions use the sophisticated capabilities of our proprietary platform, the Paradigm4 Wireless DataNet, as well as our extensive industry experience, to facilitate the exchange of information on a timely, reliable, secure and cost-effective basis.

     The Paradigm4 Wireless DataNet increases productivity for our customers by providing employees in the field reliable, wireless access to information and applications. We also offer advanced interoperability, enabling a more extensive network that allows wireless data users to move smoothly between the coverage areas of different wireless carriers. Our wireless data solutions are carrier-neutral and operate on a broad array of end-user devices. We also develop customized applications for specific industries, and provide our customers with more general applications such as wireless e-mail, calendar and contact information. We are able to host, manage and monitor these applications on our network. Our engineering teams have extensive experience engineering and implementing complex wireless data solutions.

INDUSTRY OVERVIEW

     Electronic Data Communications and the Internet. The widespread introduction of personal computers in the 1980s began the shift toward business communications and processes that are dependent on electronic information, or data-centric. This shift has been accelerated by the more recent emergence of the Internet as a global communications medium to deliver and share information and to conduct business electronically. International Data Corporation, or IDC, a market research firm, estimates that the number of worldwide Internet users will grow from approximately 142 million users in 1998 to 502 million users by the end of 2003. Businesses and government agencies are increasingly employing the Internet, intranets and extranets to communicate and conduct transactions more efficiently, and to enable their increasingly mobile work force to access and exchange information more easily.

     Growth of Data-Centric Enterprise Management. As computing power and communications networks have become more pervasive, businesses and government agencies have begun to benefit from real-time access to data and the resulting efficiency gains. As a result, enterprises are increasingly investing in additional data access and communications resources that promise further efficiency gains by enhancing the availability of data. The recent emergence of electronic commerce, or e-commerce, to transact business has increased the need for real-time access to critical data, such as pricing, inventory and logistics information. Furthermore, due to the increasing complexity of designing, implementing and managing data access and communications resources, many enterprises are choosing to outsource these needs to third-party service providers.

     Growth of Wireless Communications. The wireless communications industry has experienced rapid growth of wireless subscribers driven in part by an increasingly mobile workforce and the desire for convenience and enhanced productivity. Dataquest, a market research firm, estimates that there were approximately 217 million wireless voice and data subscribers worldwide at the end of 1998 and projects that this number of subscribers will grow to approximately 828 million by the end of 2003. IDC forecasts that the remote and mobile workforce in the United States will grow from 35.7 million individuals at the end of 1999 to 47.1 million at the end of 2003. To remain productive, many of these workers need access to information that is typically available on their personal computers.

     The use of wireless communications has grown rapidly due to a number of other important factors, including:

     - decreased cost of customer service;

     - expansion of network coverage;

     - availability of extended service features, such as voice and text messaging; and

     - proliferation of wireless devices, such as smartphones, digital assistants and two-way pagers.

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

     Convergence of Wireless Communications and the Internet. The convergence of wireless communications and the Internet has created new opportunities for the delivery of wireless data services. This convergence is likely to enable the delivery of wireless multimedia applications, including voice, data, image and video. We believe that three recent developments are facilitating the expansion of wireless data usage. First, international wireless technology groups, such as the Wireless Application Protocol Forum and the Symbian Alliance, have created global standards for the development of wireless applications, which are intended to encourage mass penetration of the market for wireless devices and services. Second, advanced wireless networks have been developed and are being implemented with the capacity to transmit data applications that require greater transmission capacity, or bandwidth. Third, new wireless devices capable of efficient two-way digital data transmission are becoming available to the broad market. Dataquest estimates that the number of wireless data subscribers worldwide will grow from approximately 14 million at the end of 1998 to approximately 103 million at the end of 2003.

     The Market Opportunity. We believe that a significant opportunity exists for a wireless service provider to capitalize on the growing demand for wireless data communications. To succeed, however, a wireless service provider must address effectively the factors that have thus far hindered widespread adoption of wireless data services and wireless Internet access. These factors include:

     - limited geographic coverage of and interoperability among wireless data carriers;

     - incompatible standards for mobile devices and wireless data networks;

     - lack of applications designed to function over wireless networks;

     - inability to access and transmit data over wireless networks at adequate speeds;

     - data reliability and security concerns;

     - lack of personnel with the expertise to develop and operate wireless data systems; and

     - substantial ongoing support and maintenance requirements.

PARADIGM4 SOLUTION

     We provide a broad range of solutions that enable our customers to access and exchange information on a wireless basis. Our services link our customers' mobile workforce and remote locations to our customers' and third-party data bases. Our solutions utilize the sophisticated capabilities of our proprietary platform, the Paradigm4 Wireless DataNet, as well as our extensive industry experience, to facilitate exchange of data on a timely, reliable, secure and cost-effective basis.

     We offer a range of solutions designed to optimize the value of our services and address our customers' varied wireless data needs. We design, develop and implement customized wireless data applications, as well as enable an enterprise's existing applications for use on a wireless basis. We also offer our customers pre-packaged wireless data applications such as Paradigm4's SmartPartner service, which is a mobile wireless solution that enables law enforcement officers to access state and federal law enforcement databases using wireless devices in the field, and Wireless Knowledge's Workstyle Server product, which provides data capabilities such as wireless e-mail and calendar access applicable to a broad range of industries.

     Moreover, through the Paradigm4 Wireless DataNet, we provide a complete, outsourced wireless data solution by:

     - creating our customers' wireless data applications and hosting them in our data center;

     - providing connections to wireless data carriers that are monitored by our network operations center; and

     - furnishing a full range of value-added network management services, including extensive customer support.

     Key elements of our solution include:

     Extensive Wireless Data Network Coverage and Advanced Interoperability Functions. Through the Paradigm4 Wireless DataNet, we provide end users with reliable access to applications and enterprise data.

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

We offer wireless carriers advanced interoperability, enabling an extensive network that allows wireless data users to move smoothly between the coverage areas of different wireless carriers. We have developed relationships with many leading wireless network carriers, including BellSouth Wireless Data, AT&T Wireless Services, Bell Atlantic Mobile, Telus Mobility, Aeris, and American Mobile Satellite's ARDIS subsidiary. We are continuing to form relationships with additional carriers.

     Device Independent and Carrier Neutral. Our wireless data services are device independent and carrier neutral. We currently provide our services through a wide variety of wireless access devices, including Research-In-Motion's interactive pagers, Windows-based laptop computers, Windows CE-based computers and smartphones using either HDML or wireless application protocol, or WAP, browsers. As a result, we can select the particular device whose features and economics best suit each customer or application. Our Paradigm4 Wireless DataNet platform integrates the most widely used wireless data network systems. Its flexible architecture, based on industry standard equipment and protocols, interacts with the major operating systems on which most corporate applications run, including Windows NT, UNIX, Linux and most mainframe operating systems. Our platform is designed to facilitate connections to new wireless technologies as they emerge.

     Efficient and Secure Data Transmission. Our switching software and patented enterprise messaging system middleware improve data transmission by employing compression techniques and managing the flow of data to a wireless user. As a result, users can access and exchange information more quickly and efficiently. Over the next several years, wireless carriers and equipment vendors are planning to build second and third generation networks, which promise to transmit data at much higher speeds. We have designed our Paradigm4 Wireless DataNet platform to grow with the capabilities of these wireless networks. For example, our services are positioned to operate over networks using General Packet Radio Services, known as GPRS, a new, third-generation high-speed wireless network standard being deployed in U.S. markets and abroad. The Paradigm4 Wireless DataNet is designed to provide guaranteed data delivery through measures that confirm data have arrived properly and re-send data if no acknowledgement has been received. We provide security for our customers' data using authentication and encryption. In addition, the Paradigm4 Wireless DataNet has redundant elements and serves as a highly secure link between customer data and carrier networks.

     Focus on Customer Service and Support. We are focused on providing our customers with continuous high quality service and support. We help our customers choose the appropriate combination of applications, wireless devices, carrier services and pricing. We offer extensive service and support through our 24x7 help desk, which handles questions related to devices, applications, network status and operation, to maintain the reliability and effectiveness of the wireless data communications for the end user. We also provide 24x7 support through our network operations center, which monitors applications hosting and network infrastructure and addresses complicated questions.

OUR STRATEGY

     We intend to become the leading provider of wireless data services to commercial and other enterprises. We intend to achieve our objectives through the following strategies:

     Continue to Broaden the Scope of our Services. We continue to design and implement customized wireless data applications for our customers. We believe that our ability to address our customers' wireless needs by designing and implementing wireless data applications will bring new users to our network and provide us with recurring service revenue opportunities. Moreover, we intend to continue to identify opportunities to develop and offer products to address the needs of enterprises within a particular industry segment without extensive customization. We have also established relationships with key application developers that allow us to offer our customers access to corporate data bases and personal information management tools such as email, contacts and calendar, as well as e-commerce applications. For example, we are a reseller of Wireless Knowledge's Workstyle Server product, which offers wireless access to Microsoft Exchange, and we are currently the exclusive reseller of this product to government markets in North America. We continuously seek additional relationships that will enable us to provide wireless applications suitable for a variety of industries.

     Maintain Market Leadership in Public Safety Sector. We intend to maintain our position as a leading provider of wireless data communications systems and services in the public safety market. We will continue to provide wireless data systems and applications, as well as related message-switching products, that are designed to address the specific needs of wireless users in this market. We continue to roll-out our new SmartPartner service, which provides public safety officers with fast, reliable and cost-effective wireless access to critical information from state and federal data bases. We intend to capitalize on our extensive experience in wireless data communications and our expertise in connecting to state and federal message switches, as well as our established reputation in the public safety market, to distribute our SmartPartner service broadly throughout the public safety market.

     Expand to New Markets. We intend to expand our services into new markets. We have recently launched sales of the new Workstyle Server product. This product, created by Wireless Knowledge, a joint venture of Microsoft Corporation and Qualcomm, Inc., facilitates real-time access to the e-mail, calendar, and contact-information features of Microsoft Exchange. We also plan to offer Oracle's new Portal-to-Go, a wireless enablement tool for access to Web sites, data bases and other corporate information. We believe that these products create attractive opportunities for us to create enterprise-specific applications for customers. We will also target specific industries that we believe would benefit from access to wireless data. For example, we have recently begun marketing Workstyle Server products and services to the insurance, healthcare, financial services, legal and public utility industries.

     Seek Additional Connections to Carriers. We intend to seek additional connections with wireless carriers to enhance the appeal of our data services. Connections offer wireless carriers access to our advanced interoperability technology to improve their product offerings. Connections to numerous carriers also allow application and content providers to distribute their products widely through the Paradigm4 Wireless DataNet. These connections will also provide our customers with broad access to multiple carriers, content providers and third-party applications, as well as our own applications, through a single connection to the Paradigm4 Wireless DataNet.

     Increase our Market Penetration and Brand Recognition Through Enhanced Sales and Marketing Efforts. We intend to increase our market penetration and brand recognition through increased sales and marketing efforts. We plan to increase our sales force and promote our brand aggressively through advertising in key business and trade periodicals, participation in industry events, conferences and trade shows, and targeted promotions and public relations campaigns. We believe that establishing a strong brand identity within the wireless data services industry is important to our future success.

     Expand Technologies and Capabilities Through Strategic Acquisitions and Alliances. We believe that opportunities exist for us to expand our technological capabilities, product offerings and services through acquisitions. In evaluating potential acquisitions, we will focus on transactions that enable us to: acquire important enabling technology; acquire attractive applications; realize marketing, sales, customer and technological synergies; or add key personnel. We acquired the stock of EGL Networks, Inc. and some assets of Vendata, Inc. in 1999. We believe that these acquisitions have significantly enhanced our ability to provide wireless application services to our customers. We continuously review acquisition opportunities that we believe may further our business strategy. In addition, we intend to continue to seek alliances with third parties that will complement our network and provide us with additional revenue opportunities.

THE PARADIGM4 WIRELESS DATANET PLATFORM

     We operate the Paradigm4 Wireless DataNet platform to deliver our wireless data services. The elements of our service platform are the following:

     Paradigm4 Network. The Paradigm4 network links enterprise customers, carriers and application providers through direct frame-relay links, and routers provided by Paradigm4 that are located on their premises. These connections are configured with varying levels of redundancy, based on each entity's requirements, to minimize the likelihood that network failures will cause service interruptions. We provide alternate routing paths for data flowing between each carrier, application provider and enterprise customer.

As a result, the network provides an integrated system for wireless data exchange among enterprise customers, wireless carriers and application providers.

     Data Center. Our data center, located in Bothell, Washington, houses the hardware and software that maintains the operation of the Paradigm4 Wireless DataNet. The data center houses our message switching software and patented enterprise messaging system, or EMS, middleware. Our EMS middleware enables us to operate the same application with devices using different technologies. Our switching software and EMS middleware provide encryption, compression, message logging and guaranteed delivery. The Paradigm4 Wireless DataNet currently has active connections with several wireless data carriers through the network infrastructure. The data center also houses our hosted mobility switch.

     Network Operations Center. From our network operations center, we monitor and manage the Paradigm4 Wireless DataNet infrastructure and the wireless data communications systems of our customers on a 24x7 basis to ensure rapid response to customer service issues. In addition, our advanced diagnostic tools enable us to isolate the source of service interruptions throughout the network and respond to them in a timely fashion. Customers also have access to web-based reporting for network performance or faults.

     Help Desk and Customer Support. We have operated a 24x7 help desk since 1997. Our help desk staff fields questions from customers and their mobile users regarding all aspects of the operation of the wireless data communications systems that we operate for them. Following scripted help-desk inquiry routines and using custom software to capture and catalogue information, our help desk personnel handle most routine customer assistance inquiries. The help desk staff also support our field staff during complex integration and implementation projects. Issues that cannot be resolved at the help desk level are referred to the network operations center staff or to our engineering staff.

OUR PRODUCTS AND SERVICES

     We offer products and services in the following three categories:

     - applications development and implementation;

     - network services; and

     - engineering and implementation services.

  Applications Development and Implementation

     We focus our applications development activities on specific markets in which we believe we can provide a uniform solution with minimal customization. We also create customized applications to address the specific needs of our customers. In addition, we are developing or implementing new broad-based wireless data applications, such as e-mail, calendar and contacts and advertiser-driven mass-marketing, that we believe can be extended beyond specific markets across a variety of industries.

     SmartPartner Services. Our SmartPartner services provide public safety personnel with a mobile wireless solution that enables real-time communications with state and federal data bases containing information about criminals, wanted persons and motor vehicles. We offer SmartPartner as a fully outsourced solution that includes the Paradigm4 Wireless DataNet, airtime, software, services and maintenance. SmartPartner provides guaranteed message delivery, message routing, and message logging in a secure environment. We currently provide SmartPartner services through Research in Motion 950 two-way pagers. We also plan to make SmartPartner services available on portable digital assistants. The States of South Carolina and Michigan are currently piloting the SmartPartner service. Florida and the City of Boston are currently connected to the Paradigm4 Wireless DataNet and are scheduled to begin pilot programs during the second quarter of 2000. We have conducted internal simulations to test interfaces with eight additional states. The Secret Service and Federal Bureau of Investigation are both participating in the South Carolina pilot program.

     Workstyle Server Product and Managed Service. Wireless Knowledge's Workstyle Server provides real-time wireless access to integrated e-mail, calendaring and contacts for Microsoft Exchange. We intend to resell the Workstyle Server both as a stand-alone software product, and to offer a managed service that combines the Workstyle Server software with support, monitoring and management services. Customers can connect with Workstyle Server using either the Internet or the Paradigm4 Wireless DataNet through browser-enabled devices, such as smartphones or personal digital assistants. We believe that the Workstyle Server product and related services will have significant appeal to enterprises using Microsoft Exchange that would benefit from wireless access of their e-mail, calendar and contact information.

     Oracle Portal-to-Go. Oracle's Portal-to-Go is a new server product that enables existing data bases and Internet applications to be made accessible from mobile devices connected to the Internet, including personal digital assistants, handheld computers and smartphones. We will offer Portal-to-Go either as a stand-alone software product or as a hosted application with our network services on an enterprise and an outsourced basis. We believe Portal-to-Go will have broad appeal within the traditional public sector and commercial market segments of wireless computing.

     Telemetry Services. We offer integrated wireless data services that provide fully automated wireless communications between networks and fixed monitoring devices. These services, known as telemetry services, are generally utilized for monitoring remote processes or assets. We have implemented and currently manage telemetry services for SLC Technologies, Inc., a leading provider of security and fire alarm systems, to provide back-up wireless monitoring for alarm systems.

  Network Services

     The Paradigm4 Wireless DataNet provides enterprise customers and wireless data carriers with reliable and secure applications hosting, interoperability, connectivity, mobility switching and related services.

     Applications Hosting Services. We offer our enterprise customers fully hosted, outsourced applications for wireless access to important data. We also provide carriers access to hosted applications and related content through the Paradigm4 Wireless DataNet. Since the third quarter of 1998, we have provided applications hosting for Lockheed Martin IMS to enable access to their scofflaw and vehicle location data base.

     Carrier Interconnect Services. We offer carriers a common, managed network that interconnects a carrier with other carriers, each through a single connection into the Paradigm4 Wireless DataNet. This interconnection allows a carrier to provide reliable data roaming to its customers traveling within the coverage area of other interconnected carriers. Without this service, a wireless data carrier wishing to interconnect with other wireless data carriers must obtain a dedicated circuit to each carrier. Our network's use of redundancy and routing protocols provides consistent, reliable service to customers. We currently provide interconnect services to AT&T Wireless and Houston Cellular.

     Hosted Mobility Switching Services. We enable wireless carriers to offer data services to their customers using the Paradigm4 Wireless DataNet. For carriers that do not have significant internal wireless data resources or expertise, we operate and manage a wireless mobility switch in the Paradigm4 Wireless DataNet through a connection to each of the carrier's base stations. This service provides outsourced mobility functions for the carriers. Our network operations center maintains configuration data and monitors network components. We have provided mobility switching through the Paradigm4 Wireless DataNet for Houston Cellular since the third quarter of 1999.

     Customer Connectivity Services. We provide wireless data customers with managed connections to multiple wireless data carriers and services, usually in combination with our applications hosting services. The Paradigm4 Wireless DataNet combines multiple wireless service offerings into an integrated network service. Since 1997, we have provided the Pittsburgh Police Department with connectivity through the Paradigm4 Wireless DataNet to both AT&T Wireless and Bell Atlantic by linking their mobile data terminals with the Pennsylvania Criminal Justice Information Systems state and federal data bases.

  Engineering and Implementation Services

     Our staff of 90 highly skilled software and network engineers, project managers and other technologists has significant experience in consulting with customers to design, develop, integrate and implement wireless data communications systems and applications. Our engineers design and implement wireless data systems and applications tailored specifically to a customer's needs, or enable existing customer applications for wireless communications. We then integrate an application or package of applications for operability among the customer's in-house data resources, available wireless network carriers and the end-users' devices. Our applications development process is based on standard industry protocols to facilitate use with different classes of devices and operating systems, and to ensure scalability. We currently plan to expand significantly our engineering and implementation services to new industries.

     We recently engineered and implemented the first of the new, federally mandated, high-capacity National Crime Information Center, or NCIC, 2000 message switches for the Florida Department of Law Enforcement. The switch we installed in Florida currently handles in excess of one million transactions per day and connects thousands of devices and users to important law enforcement data. We have also implemented NCIC2000 switches for the states of Delaware, Kansas and New Mexico and are implementing an NCIC2000 switch for the state of Tennessee. We believe that the NCIC2000 initiative, mandating increased state access to federal criminal data bases, is likely to stimulate further demand for wireless access to the same data for mobile law enforcement personnel. We also believe that our NCIC2000 development activities will facilitate the marketing of our engineering and other network services to state government agencies.

CUSTOMERS

     We provide services to government and commercial enterprises and to wireless data carriers. The following table sets forth selected existing customers for each of our current product and service offerings, indicating for each the products or services we provide them.


                                                                      APPLICATION OR    HOSTED
                       ENGINEERING    APPLICATIONS    APPLICATIONS    CUSTOMER          MOBILITY     CARRIER
                       SERVICES       DEVELOPMENT     HOSTING         CONNECTIVITY      SWITCHING    INTERCONNECT

Lockheed Martin                           --              --               --
Florida Dept. of Law
  Enforcement              --             --
AT&T                       --                                                                            --
Houston Cellular                                                                           --            --
City of Pittsburgh         --             --              --               --
Puerto Rico                --
SLC Technologies,
  Inc.                     --             --              --               --

     To date, a small number of customers have accounted for a significant majority of our revenues and will continue to do so for the foreseeable future. For the year ended December 31, 1999, we provided engineering services to the state of Delaware and the Florida Department of Law Enforcement, which accounted for approximately 16% and 15% of our revenues, respectively. Our top five customers, in the aggregate, accounted for approximately 52% of our revenues during that period. For the year ended December 31, 1998, our four largest customers accounted for approximately 98% of our revenues. If we lose one or more of our significant customers and do not attract additional customers, we may not generate sufficient revenues to offset this loss of revenues and our net loss will increase. In addition, if a significant customer fails to pay amounts it owes us, or does not pay those amounts on time, our revenues, operating results and financial position could suffer. Our backlog from signed contracts was approximately $16.1 million as of December 31, 1999, of which we expect to recognize $8.9 million during the year ending December 31, 2000.

STRATEGIC RELATIONSHIPS

     Wireless Knowledge Inc. We are collaborating with Wireless Knowledge, a joint venture of Microsoft Corporation and Qualcomm, Inc., to develop and market Workstyle Server products and services. We are the exclusive reseller of the Workstyle Server product to the government sector in North America and a non-exclusive reseller in all other North American sectors. We will provide, on an exclusive basis in North

America, a value-added managed service that includes support, monitoring and managing many aspects of an enterprise's provision of Workstyle Server to its end users. Under our arrangement with Wireless Knowledge, we will act as an exclusive third-party distributor, installer and integrator of managed services for the Workstyle Server for the first six months following the commercial introduction of the managed service. Wireless Knowledge also has agreed to provide us with sales leads for managed services generated by their national advertising campaign. We believe that this product will create attractive opportunities for us to create enterprise-specific enhanced applications.

     Our initial joint activities include product design, development of specifications for Workstyle Server managed services and scheduling of the proposed deployment of new end-user devices. Our arrangement with Wireless Knowledge will involve substantial joint marketing of the Workstyle Server. We have agreed to advertise our wireless data services using the Workstyle Server brand.

     Under certain circumstances, others may have the ability to resell the Workstyle Server product to the government sector in North America and to provide a similar, or the same, managed service to North American sector. In addition, Microsoft Corporation and Qualcomm, Inc., as part of the joint venture that formed Wireless Knowledge, retain rights to Wireless Knowledge technology and could offer competing products or services themselves. If Microsoft, Qualcomm or others devoted substantial resources to marketing Workstyle Server, the value of our strategic relationship with Wireless Knowledge would be diminished and our business would suffer. As part of the agreement, we have committed to purchase for resale Workstyle Server licenses over a 42-month period.

     Wireless Data Carriers. We actively seek to connect wireless data carriers to the Paradigm4 Wireless DataNet to increase the reach of our network. For wireless carriers, we offer managed connectivity and routing that enables wireless data roaming and mobility switching, as well as access to applications hosted on the Paradigm4 Wireless DataNet. As more carriers utilize our carrier interconnect services, we expect that application providers will have an additional incentive to utilize our applications hosting and connectivity services to reach more end users. The Paradigm4 Wireless DataNet currently has active connections with AT&T Wireless Services, Bell Atlantic Mobile, Bell South Wireless Data, Telus Mobility and Aeris and we are in discussions with several others wireless carriers about establishing connections to the Paradigm4 Wireless DataNet. The Paradigm4 Wireless DataNet is configured to interconnect with a wide variety of wireless data carriers and to accommodate other technologies as they emerge.

     Public Technology, Inc. We recently entered into a joint marketing agreement with Public Technology, Inc., or PTI, to expand our marketing reach within the public sector. PTI is a non-profit organization dedicated to furthering the use of technology in both cities and counties for elected officials and professional managers. We expect to work with PTI in marketing the SmartPartner service and the Workstyle Server product and managed service to state and local governments. More importantly, we expect to develop and market jointly with PTI additional applications for the public sector market, such as building- and health-inspection support.

TECHNOLOGY

     Our service platform is designed for the creation, delivery and support of complex wireless data applications through the use of industry standard development tools, our message switching technology, patented middleware and network infrastructure.

     Message Switching. Our message switching software integrates multiple sources of data and delivers the combined content to a variety of wireless and wireline devices. The system, which is operated on high-availability platforms, provides services for authentication, encryption, message logging and guaranteed message delivery. A software developers kit enables application programs to take advantage of these features. The system interfaces to industry-standard data bases as well as legacy systems using a wide variety of communications protocols. The message switch incorporates our EMS middleware to optimize communications with wireless devices.

     Software Development Tools. We make use of industry-standard tools to develop products for the variety of wireless devices and services available. Our software development has been based primarily on programming languages C, C++, HTML and relational data base products such as Oracle and Microsoft

SQL Server. In our current development efforts, we are adding browser-based technologies based on Java and XML. These technologies are easily adapted to support HDML and WAP devices -- the two most common device browser interfaces. All network communications are based on Internet protocols to ensure application portability. Current applications are designed to be compatible with emerging technologies, such as GPRS and 1xRTT.

     Application Development Platforms. Our engineers use various application development platforms to develop new, enhanced applications rapidly. For example, we use Oracle's Portal-to-Go, a development platform created specifically for wireless data that combines web, database and enterprise content, using Java-based application code, through a user-configurable interface to multiple wireless data devices. New devices can be added without modifying the application code by installing a new interface adapter to the Portal-to-Go server.

     Enterprise Messaging System Middleware. Our patented EMS middleware is embedded in applications we create to optimize transmission of data to and from various types of wireless devices. Our middleware reduces the amount of data transferred by compressing the data and removing unnecessary protocol information while maintaining reliable delivery of all messages. In addition, the EMS software provides multiple levels of message priority. These features result in an enhanced user experience and a reduction of airtime cost. The EMS software also provides important capabilities, such as store and forward, retransmit and the ability dynamically to select a wireless network service. Application protocol interface calls and EMS system functional operation are identical across all operating platforms. The system is currently available on the following operating platforms: DOS, Windows 3.1, CE, Windows NT/9X and most versions of UNIX. It is also available on the Norand Mobile Display Terminal. EMS currently supports the following wireless networks: CDPD, Mobitex, DataRadio, ARDIS and Bell South Wireless Data.

     Interoperability and Connectivity. The Paradigm4 Wireless DataNet architecture addresses and resolves interoperability problems inherent in the current interconnections among wireless data carriers. The network employs advanced routing technology to improve reliability and reduce the number of links required to support interoperability. It is designed for interconnections with carriers based on IP and OSI protocols and to accommodate new wireless data technologies as they emerge, including GPRS for GSM and TDMA carriers, 1xRTT for CDMA carriers, third-generation networks and private networks. It also provides connections for application providers to carriers and connections for users to carriers and application providers. Enterprise customers, carriers and application providers connect to the network through direct frame-relay links and routers provided by Paradigm4 and located on their premises. These connections are configured with varying levels of redundancy, which may include multiple on-premise routers and communications links, to minimize the likelihood that network failures will cause service interruptions. The Paradigm4 network provides active redundancy based on multiple connections to each connected entity by mapping multiple permanent virtual circuits from each entity to diverse locations in the network infrastructure.

RESEARCH AND DEVELOPMENT

     As of March 31, 2000, our research and development team consisted of 18 professionals engaged in research and development and engineering. We intend to continue to add significantly to the size of our research and development staff.

SALES AND MARKETING

     Our sales and marketing activities are carried out by a direct sales staff augmented by indirect sales channels through certain of our strategic relationships. As of March 31, 2000, our sales and marketing staff consisted of 36 professionals. Our direct sales organization has been focused primarily on sales of engineering and implementation services to the public safety and carrier services markets. As we continue to increase our emphasis on sales of a broader range of network services and increasingly to commercial customers, we intend to expand significantly our sales and marketing force. We compensate our sales force through a combination of salary and commission. We believe that our compensation structure incentivizes our sales force to focus on recurring revenue opportunities.

     In the public safety sector, we supplement our direct sales through, among other things, our relationship with PTI. In the commercial sector, we expect to augment our direct sales force in part through our relationship with Wireless Knowledge, which has agreed to forward to us Workstyle Server managed services sales leads generated by their brand awareness advertising in national and regional print media. We also expect to engage in collaborative sales with other targeted, broad-based applications providers.

COMPETITION

     The market for our services is becoming increasingly competitive. The potential adoption of an industry standard protocol, such as WAP, may make it easier for new market entrants to offer some or all of the services we offer and may make it easier for existing competitors to introduce some or all of the services they do not now provide, or improve the quality of their services. We expect that we will compete primarily on the basis of the functionality, price, breadth and quality of our products and services. Our current or potential competitors include:

     - Wireless application service providers that target specific industries in which Paradigm4 is active or may be active, and provide wireless access to mission critical data and applications. These include Aether Systems, Inc., Cerulean Technology, Inc., Data Critical Corporation, Datamaxx, Mobile Data Solutions Inc., SAIC and 724 Solutions Inc.

     - Developers of wireless data middleware and systems integrators that provide mobile data solutions and deploy mobile data applications. These include companies focused exclusively on wireless data, such as Global Data Inc., Mobile Ware Corporation and Nettech Systems, as well as traditional systems integrators such as the consulting operations of the big five public accounting firms, Cap Gemini America, Inc., Inacom Corp., Keane, Inc. and others, who may move aggressively into wireless data systems integration.

     - Wireless data Internet service providers such as GoAmerica, Inc., InfoSpace.com, Inc. and Infowave Software, Inc. that may offer competing enterprise applications such as e-mail and calendar access, as well as wireline Internet service providers such as America Online, that have announced their intentions to become wireless data providers.

     - Wireless network operators, such as AT&T Wireless, Bell Atlantic Mobile, Metricom, Inc., Nextel Communications Inc., Omnipoint Corp. and Sprint PCS, any of which may decide to develop in-house resources to provide services that compete with those of Paradigm4.

     - Existing and potential customers that develop their own in-house solutions with internal expertise and outsourced service providers and products.

     Many of our existing and potential competitors have substantially greater financial, technical, marketing and distribution resources than we do. Additionally, many of these companies have greater name recognition and more established relationships with our target customers. Furthermore, these competitors may be able to adopt more aggressive pricing policies and offer customers more attractive terms than we can. Nevertheless, we believe that the breadth of our solution, encompassing engineering services, applications development, hosting and continuous customer support with significant interoperability functions will provide customers with a more desirable outsourcing alternative to competitors offering only integration, network access or applications development on a stand-alone basis.

GOVERNMENT REGULATION

     We are not currently subject to direct federal, state or local government regulation, other than regulations that apply to businesses generally. The wireless network operators with which we contract to provide airtime are subject to regulation by the Federal Communications Commission. Therefore, indirectly, changes in Federal Communications Commission regulations could affect the availability of wireless coverage these carriers are willing or able to sell to us. We could also be adversely affected by developments in regulations that govern or may in the future govern the Internet, the allocation of radio frequencies or the placement of our carriers' cellular towers. Due to the increasing popularity and use of the Internet, there is an increasing number of laws and regulations pertaining to the Internet. In addition, a number of legislative and regulatory proposals are under consideration by various agencies and commissions in the United States and elsewhere. Laws or regulations may be adopted, and in some countries have already been adopted, with respect to the Internet relating to liability for information retrieved from or transmitted over the Internet, online content regulation, user privacy, taxation and quality of products and services. Moreover, the applicability to the Internet of existing laws governing issues such as intellectual property ownership and infringement, copyright, trademark, trade secret, obscenity, libel, employment and personal privacy is uncertain and developing. Uncertainty and new regulations could increase our costs and prevent us from delivering some or all of our services.

INTELLECTUAL PROPERTY RIGHTS

     Our success depends on our technology and other proprietary rights relating to our services. We rely on a combination of patent, copyright, trademark, service mark and trade secret laws, confidentiality procedures and contractual provisions to establish and protect such proprietary rights.

     We have applied for patent protection of certain technologies and to have several of our trademarks and service marks registered. To date, we have been issued a U.S. patent relating to our Electronic Messaging System middleware technology. In addition, a second patent has been allowed based on the same technology which, if issued, will give us even broader protection. We have also applied for foreign patents for the same technology, a patent for which has recently been allowed in the European Community. We have been granted U.S. trademark registrations for our "P4" trademark, and have filed trademark or service mark registrations in the U.S. for Paradigm4, Paradigm4 Wireless DataNet, our logo with the tag line "imagination gone wireless" and SmartPartner, and intend to file abroad. Our software programs are protected under the U.S. copyright laws. In the case of some of our software programs, we intend to register the copyrights with the U.S. Copyright Office in order to provide us with additional protection.

     In the past, we have developed applications for third parties without retaining the right to use all associated intellectual property. We are currently working to obtain exclusive license rights to certain technology that we use in key aspects of our business. If we fail to obtain this license or are unable to do so on commercially reasonable terms, we will experience significant delays and incur significant additional expenses to pursue and implement our business strategy.

EMPLOYEES

     As of March 31, 2000, we had 178 employees. Management considers its relations with our employees to be good. None of our employees is represented by a union.

PROPERTIES

     Our principal executive office is located in a leased facility Hartford, Connecticut. Our network operations center and data center are housed in a leased facility in Bothell, Washington. We occupy leased office spaces in an additional eleven locations throughout the United States, primarily for purposes of providing sales and engineering and implementation services. We believe that our current facilities are adequate to meet our business needs and that additional space will be available as we need it.

LEGAL PROCEEDINGS

     We are involved in various legal proceedings arising from time to time in the course of our business. We are not currently a party to any material legal proceedings.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The executive officers and directors of Paradigm4, and their ages and positions as of April 18, 2000, are:

                NAME                   AGE                           POSITION
                ----                   ---                           --------
J. Bruce Boisture....................  50    Chairman, Chief Executive Officer and President
Brian Herrman........................  45    Vice President, Chief Financial Officer
Martin J. Pattwell...................  47    Vice President, Chief Operating Officer and Director
Richard M. Borden....................  34    Vice President, General Counsel and Secretary
Michael Lowry........................  39    Vice President, Sales
Mark Chiarelli.......................  47    Vice President, Chief Technology Officer
Chris Yonlick........................  41    Vice President, Network Engineering and Operations
Mark English.........................  40    Vice President, Information Technology and Architecture
John Bay.............................  47    Special Director of Strategic Alliances and Director
Andrew Zehner........................  38    Associate General Counsel and Assistant Secretary
Thomas Cirrito.......................  52    Director
Donald Duffy.........................  32    Director
Alexander D. Lynch...................  38    Director
Eric Meyer...........................  39    Director
Terence Quinn........................  44    Director
Peter Kleinknecht....................  54    Director

     J. Bruce Boisture has served as our Chairman of the board of directors since April 2000, and our Chief Executive Officer and President since May 1999. From May 1999 to April 2000, Mr. Boisture served as Co-Chairman of the board of directors. Prior to joining Paradigm4, from 1995 to May 1999, Mr. Boisture was president of his own investment firm, Trinity Capital Alliance, Inc. In that capacity, he organized and participated in various corporate investment transactions, participating as required in the management of various companies in which the firm invested. From January 1991 to 1995, Mr. Boisture was a private investor. Before founding Trinity Capital, Mr. Boisture served from 1986 through 1990 as the Chief Operating Officer of Acadia Partners, L.P., a $1.7 billion investment fund. He was an associate and then partner at the law firm of Day, Berry & Howard in Hartford, Connecticut, from 1979 through 1986, after serving as a law clerk in the Second Circuit Court of Appeals and the U.S. Supreme Court from 1977 to 1979. Mr. Boisture is a graduate of Princeton University, Oxford University, and Yale Law School.

     Brian Herrman has served as our Vice President and Chief Financial Officer since May 1999. From May 1998 to April 1999, Mr. Herrman was a private investor. From January 1991 to April 1998, Mr. Herrman was the co-owner and Vice President of Silikal Resin Systems, Inc. where he also served as Chief Financial Officer, then Chief Operating Officer. From June 1977 to December 1990, Mr. Herrman was employed by Ernst and Young, where he was a partner in the firm's Entrepreneurial Services Group and was responsible for business consulting, accounting, and tax matters for numerous small and medium-sized companies. Mr. Herrman is a CPA and a graduate of George Washington University.

     Martin J. Pattwell has served as our Vice President and Chief Operating Officer and a director since March 1998. Mr. Pattwell served as our Vice President, Sales from February 1999 to September 1999. Mr. Pattwell served as Director of Sales from February 1997 to February 1999. Prior to joining Paradigm4, from September 1992 to February 1997, he was the District Manager and Regional Director of Stratus Computer. Mr. Pattwell is a graduate of Villanova University.

     Richard M. Borden has served as our Vice President, General Counsel and Secretary since August 1997. Prior to joining Paradigm4 in 1997, Mr. Borden was an associate at the law firm of Shipman &

Goodwin from April 1994 to July 1997. From February 1993 to March 1994, Mr. Borden was an associate at the law firm of Pepe & Hazard, and, from October 1990 to December 1992, he was an associate at the law firm of Cravath, Swaine & Moore. Mr. Borden serves on the board of directors of the MIT Enterprise Forum of Connecticut. Mr. Borden is a graduate of Amherst College and New York University School of Law.

     Michael Lowry has served as our Vice President, Sales since January 2000. Prior to joining Paradigm4, Mr. Lowry served as Director of Sales at Connecticut Telephone/USN from September 1999 to January 2000. Mr. Lowry served as Regional Director of CTC Communications Corp. from February 1998 to September 1999. From June 1997 to February 1998, he was Director of National and Key Accounts for Midcom Communications/Winstar. From October 1996 to June 1997, he was Vice President, Sales of Ziplink LLC. From January 1995 to October 1996, Mr. Lowry was the Northeast District Sales Manager for Skytel Corp. Mr. Lowry is a graduate of Middlebury College.

     Mark Chiarelli has served as our Vice President and Chief Technology Officer since November 1999. From June 1998 to November 1999, Mr. Chiarelli served as President of EGL Networks, Inc., a network engineering company co-founded by Mr. Chiarelli in 1998 and acquired by Paradigm4 in December 1999. Mr. Chiarelli served in various positions for AT&T Wireless Services Wireless Data Division from July 1994 to June 1998. Mr. Chiarelli is a graduate of Western Washington University.

     Chris Yonlick has served as our Vice President, Network Engineering and Operations since November 1999. From June 1998 to November 1999, he served as the Vice President, Engineering and Operations of EGL Networks, Inc., which he co-founded in 1998. From June 1997 to June 1998, Mr. Yonlick worked at AT&T Wireless Services as Senior Technical Architect for AWS Enterprise Network Support Group. Mr. Yonlick served as Director, Network Engineering and Operations in the Messaging Division of AT&T Wireless Services from May 1995 to June 1997 and as Manager, Network Engineering, of the Wireless Data Division from September 1993 to May 1995. Mr. Yonlick is a graduate of Washington State University.

     Mark English has served as our Vice President, Information Technology and Architecture since November 1999. From May 1998 to November 1999, he served as Director, Systems Engineering at EGL Networks. As Principal Member of Technical Staff, AT&T Wireless Services, Mr. English held the position of Wireless Data Architect within the Wireless Data Division from February 1996 to May 1998. From February 1994 to February 1996, he was a Senior Member of Technical Staff developing telecommunications and application software and managed a networking group for US West Communications. Mr. English attended Western Washington State University.

     John Bay has served as Special Director of Strategic Alliances and a director since April 2000. Mr. Bay served as Co-Chairman of the board of directors from May 1999 to April 2000. Mr. Bay served as our Acting Vice President, Marketing from September 1999 to April 2000 and as our President from December 1995 to May 1999. Mr. Bay was a co-founder of Paradigm4 and has served on the board of directors since January 1996. Before founding Paradigm4, from June 1995 to December 1995, he was Managing Director of the Wireless Communications Group of SHL Systemhouse, Inc. From March 1994 to June 1995, Mr. Bay was Managing Director of the International Public Safety Group of SHL Systemhouse, Inc., and from March 1993 to March 1994, he was President of SHL Systemhouse, Inc.'s SI3 subsidiary. Mr. Bay attended Muhlenberg College.

     Andrew Zehner has served as our Associate General Counsel since January 2000 and our Assistant Secretary since March 2000. Prior to joining Paradigm4, from April 1994 to January 2000, Mr. Zehner was Associate Counsel at People's Choice TV Corp., a wireless communications company. People's Choice TV was acquired by Sprint Corporation in September 1999. Mr. Zehner is a graduate of Middlebury College and the University of Maryland School of Law.

     Thomas Cirrito has served as one of our directors since November 1998. From June 1996 to the present, Mr. Cirrito has served as the general partner of Atocha, L.P., a financial management firm specializing in high growth telecommunications opportunities. From April 1996 to May 1998, Mr. Cirrito served as President of Consumer Division of Communications Telco Group, Inc. From June 1993 to April 1995, Mr. Cirrito served as Chairman, President and Chief Executive Officer of Long Distant Wholesale Club. Mr. Cirrito is also a member of the boards of directors of WorldxChange Communications and Digital Commerce Corporation.

     Donald Duffy has served as one of our directors since January 1996. Mr. Duffy is a founding partner of Meyer, Duffy & Associates, and Meyer Duffy Ventures, each founded in 1994, both partnerships that invest in early stage networking infrastructure and Internet technology companies. Mr. Duffy currently serves on the board of Predictive Systems, Inc.

     Eric Meyer has served as one of our directors since January 1996. Mr. Meyer is a founding partner of Meyer, Duffy & Associates and Meyer Duffy Ventures, each founded in 1994, both partnerships that invest in early stage networking infrastructure and internet technology companies. He currently serves on the board of Predictive Systems, Inc.

     Peter Kleinknecht has served as one of our directors since May 1999. Mr. Kleinknecht has been the Chairman of Knight Electrical Services since January 1999. From January 1975 to December 1998, Mr. Kleinknecht was President of Kleinknecht Electric Inc. Mr. Kleinknecht was President and Vice Chairman of IPC Information Systems Inc., a turret manufacturing company, from January 1991 to April 1998.

     Alexander D. Lynch has served as one of our directors since April 2000. Mr. Lynch has been Vice President, Strategic Development at TradeOut.com, Inc. since February 2000. From January 1995 to February 2000, Mr. Lynch was a partner at the law firm of Brobeck, Phleger & Harrison LLP, New York, New York. Mr. Lynch is a graduate of Tulane University and Columbia Law School.

     Terence Quinn has served as one of our directors since October 1996. Mr. Quinn has been Managing Director and Senior Technology Equity Research Analyst for ING Furman Selz Asset Management LLC since 1993. Mr. Quinn specializes in the computer software and computer services industries with particular focus on companies involved in client server and Internet related solutions. Mr. Quinn previously was Managing Director at Kidder Peabody & Company, and Senior Vice President at Drexel Burnham Lambert & Company.

     There are no family relationships among any of our directors, officers or key employees.

     In January 1997, Mr. Chiarelli entered an Alford plea to a charge of vehicular homicide, pursuant to which he was convicted without admitting or denying guilt. In connection with this matter, Mr. Chiarelli was sentenced to serve 60 days of work-release confinement, two years of probation and 240 hours of community service. Mr. Chiarelli has since satisfied all obligations with regard to this proceeding.

COMMITTEES OF THE BOARD OF DIRECTORS

     We established a compensation committee in May 1997. The compensation committee consists of Thomas Cirrito and Donald Duffy. The compensation committee recommends, reviews and oversees the compensation paid to our executive officers and administers our employee stock option plans.

     We established an audit committee in November 1998. Prior to the closing of this offering, the board of directors will adopt a charter for the audit committee which sets forth the responsibilities and guidelines of the audit committee. The audit committee currently consists of Peter Kleinknecht and Donald Duffy. We will appoint independent directors to each of our audit committee and compensation committee after the completion of this offering in compliance with the rules promulgated by the Securities and Exchange Commission and The Nasdaq Stock Market, Inc. The audit committee assists the board of directors in fulfilling its responsibilities with respect to various accounting and financial reporting activities.

     We established a finance committee in May 1997. The finance committee consists of Eric Meyer and Terrence Quinn. The finance committee assists our board of directors by reviewing and granting approval for financial activities, including the issuance of equity securities, the incurrence and issuance of debt, and entering into or amending the terms of significant contracts and transactions.

EXECUTIVE COMPENSATION

     The following table sets forth the compensation earned for all services rendered to us in all capacities during 1999 by our Chief Executive Officer and our four other most highly compensated executive officers. We refer to these five officers as the "named executive officers."

                           SUMMARY COMPENSATION TABLE

                                                              FISCAL
NAME AND PRINCIPAL POSITION                                    YEAR       SALARY       BONUS
---------------------------                                   ------     --------     -------
J. Bruce Boisture...........................................   1999      $131,250     $12,250
  Chairman and Chief Executive Officer
Martin J. Pattwell..........................................   1999      $191,250     $25,323
  Vice President, Chief Operating Officer
Richard M. Borden...........................................   1999      $152,333          --
  Vice President, General Counsel, Secretary
Mark Chiarelli..............................................   1999      $144,750          --
  Vice President, Chief Technology Officer
John Bay....................................................   1999      $203,333     $36,000
  Special Director of Strategic Alliances

Mr. Boisture joined us in May 1999. His current annual base salary is $225,000.

Mr. Pattwell's bonus included $15,323 in commissions.

                       OPTION GRANTS IN LAST FISCAL YEAR

     The following table sets forth information concerning individual grants of stock options made during the fiscal year ended December 31, 1999 to the named executive officers. We did not grant any stock appreciation rights to these individuals during the year.

                                         INDIVIDUAL GRANTS
                         --------------------------------------------------
                                          % OF                                   POTENTIAL REALIZABLE
                                         TOTAL                                     VALUE AT ASSUMED
                           NUMBER       OPTIONS                                 ANNUAL RATES OF STOCK
                         OF SHARES     GRANTED TO    EXERCISE                   PRICE APPRECIATION FOR
                         UNDERLYING    EMPLOYEES      PRICE                          OPTION TERM
                          OPTIONS      IN FISCAL       PER       EXPIRATION    ------------------------
NAME                     GRANTED(#)       YEAR        SHARE         DATE         5%($)         10%($)
----                     ----------    ----------    --------    ----------    ----------    ----------
J. Bruce Boisture......  1,650,000       35.66%       $2.10      05/26/09      $2,179,120    $5,522,318
Martin J. Pattwell.....    350,000        7.57%       $2.10      06/01/09      $  462,238    $1,171,401
                            19,000        0.41%       $2.82      11/09/09      $   33,696    $   85,393
Richard M. Borden......    200,000        4.32%       $2.82      11/09/09      $  354,696    $  898,871
Mark Chiarelli.........    172,800        3.74%       $2.10      11/09/09      $  228,213    $  578,337
John Bay...............    410,000        8.86%       $2.10      06/01/09      $  541,478    $1,372,212
                            60,000        1.30%       $2.82      11/09/09      $  106,409    $  269,661

     Potential realizable value is based on an assumption that the stock price of the common stock appreciates at the annual rate shown (compounded annually) from the date of grant until the end of the ten-year term of the option. Potential realizable values are net of exercise price, but before taxes associated with exercise. These numbers are calculated based on the requirements promulgated by the Securities and Exchange Commission and do not reflect our estimate of future stock price growth.

     The vesting rate for the named executive officers' stock options described in the table above is as follows:

     - Mr. Boisture's options vest on the first, second and fourth anniversaries of the date of grant. The vesting of all of Mr. Boisture's options will be automatically accelerated upon the closing of this offering in the event the initial public offering price exceeds $6.00 per share. Mr. Boisture has transferred 385,066 of these options to his wife, an adult child and three trusts for his minor children.

     - With respect to the 350,000 options, Mr. Pattwell's options vest on the grant date and on the first, second and third anniversary of the date of grant. The vesting of all of these options will be automatically accelerated upon the closing of this offering. With respect to the 19,000 options, Mr. Pattwell's options vest on the first, second and third anniversary of the date of grant.

     - Mr. Borden's options vest on the first, second and third anniversary of the date of grant.

     - Mr. Chiarelli's options vest on the grant date, on the occurrence of certain milestones and at a rate of 3,000 per month commencing on the grant date.

     - With respect to the 410,000 options, Mr. Bay's options vest on December 31, 1999, December 31, 2000 and on the seventh anniversary of the date of grant. The vesting of all of these options will be automatically accelerated upon the closing of this offering in the event the initial public offering price exceeds $6.00 per share. With respect to the 60,000 options, Mr. Bay's options vest on the first, second and third anniversary of the date of grant.

                    AGGREGATE OPTION EXERCISES AND HOLDINGS

     The following table sets forth information concerning the number and value of unexercised options held by each of our named executive officers at December 31, 1999. None of these executive officers exercised options during the fiscal year ended December 31, 1999.

                                           NUMBER OF SHARES
                                        UNDERLYING UNEXERCISED           VALUE OF UNEXERCISED
                                       OPTIONS AT DECEMBER 31,           IN-THE-MONEY OPTIONS
                                               1999(#)                 AT DECEMBER 31, 1999($)
                                     ----------------------------    ----------------------------
NAME                                 EXERCISABLE    UNEXERCISABLE    EXERCISABLE    UNEXERCISABLE
----                                 -----------    -------------    -----------    -------------
J. Bruce Boisture..................    440,000        1,210,000       $316,800        $871,200
Martin J. Pattwell.................    115,625          290,875       $ 63,000        $189,000
Richard M. Borden..................     37,500          212,500       $     --        $     --
Mark Chiarelli.....................     72,750          133,800       $ 28,080        $ 96,336
John Bay...........................    246,250          343,750       $164,750        $230,400

     Value of unexercised options is (i) the fair market value of the common stock at fiscal 1999 year end, which was determined by the board of directors to be $2.82, less the option exercise price per share, times (ii) the number of shares subject to the option. If the offering price were used as the fair market
value, the value of Mr. Boisture's options would increase by $          and
$          respectively, Mr. Pattwell's would increase by           and
          respectively, Mr. Borden's would increase by           and
respectively, Mr. Chiarelli's would increase by           and
respectively and Mr. Bay's would increase by           and
respectively.

DIRECTOR COMPENSATION

     Other than reimbursing directors for customary and reasonable expenses of attending board of directors or committee meetings, we do not currently compensate our directors. From time to time, directors may be granted options to purchase shares of our common stock.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     None of the members of our compensation committee is an officer or employee of Paradigm4. None of our executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee.

EMPLOYMENT AGREEMENTS

     We have entered into employment agreements with each of the named executive officers. Pursuant to these agreements,

     - Mr. Boisture currently receives an annual base salary of $225,000, a yearly guaranteed bonus of $25,000 and, at the discretion of our board of directors, an annual performance bonus equal to up to 20% of his base salary and guaranteed bonus;

     - Mr. Pattwell currently receives an annual base salary of $200,000 and a possible annual bonus of up to $40,000 based on the achievement of certain milestones;

     - Mr. Borden currently receives an annual base salary of $160,000;

     - Mr. Chiarelli currently receives an annual base salary of $180,000 and is eligible to receive a bonus of up to $92,000 based on the achievement of certain milestones; and

     - Mr. Bay currently receives an annual base salary of $200,000 and a possible annual bonus, as determined by the compensation committee.

     Each of these employment agreements, except for Mr. Chiarelli's agreement, automatically renews for a three-year period beginning on January 1 of each year, unless either we or the named executive officer who is a party to the agreement gives the other notice of the intention not to renew. Mr. Chiarelli's agreement has a term of one year, and unless terminated by us or Mr. Chiarelli, will automatically renew until either we or Mr. Chiarelli give notice of termination. Each of the agreements contains customary confidentiality and non-competition provisions and contemplates that each named executive officer will devote his full time to our business.

     Pursuant to each agreement, if we terminate the employment of any named executive officer without cause, he is entitled to a payment from us as determined by the terms of his employment agreement. If Mr. Boisture's employment is terminated without cause, he is entitled to an amount equal to two times his annual base salary plus a guaranteed bonus and certain health-related benefits for two years from the date of termination. Messrs. Pattwell, Borden and Bay would each be entitled to an amount equal to his annual base salary and certain health-related benefits for one year from the date of termination. Mr. Chiarelli would be entitled to an amount equal to six months of his annual base salary.

     Each of Messrs. Boisture, Bay, Pattwell and Borden is entitled to a payment if we terminate his employment within 12 months of certain changes of control. If terminated within 12 months of a change of control, Mr. Boisture would be entitled to receive a lump sum payment in an amount equal to two times his base salary plus guaranteed bonus. He would also receive at least 40% of his base salary and his bonus, pro rated for the then-current year, and health related benefits for a period of 24 months. Each of Messrs. Pattwell, Borden and Bay would be entitled to receive two times his annual compensation, and health-related benefits for a period of 24 months. Each of Messrs. Borden and Bay would also receive 20% of their respective annual compensation pro rated for the then current year, while Mr. Pattwell would receive at least 10% of his annual compensation pro rated for the then current year.

EMPLOYEE BENEFIT PLANS

     We adopted our 1999 Stock Plan in May 1999 and our 1996 Stock Plan in January 1996, which was amended in October 1996. A total of 6,500,000 shares of common stock have been authorized for issuance under the 1999 Stock Plan. A total of 1,900,000 shares of common stock have been authorized for issuance under the 1996 Stock Plan. Under the terms of each plan, shares subject to stock awards that have expired or otherwise terminated without having been exercised again become available for grant. Exercised shares repurchased by us through a right of repurchase will not again become available for grant.

     As of March 31, 2000, we had options to purchase 1,106,110 shares of common stock issued and outstanding under the 1996 Stock Plan, and options to purchase 5,100,843 shares of common stock issued and outstanding under the 1999 Stock Plan. The per share exercise prices of these options ranged from $0.50 to $11. We have not made any grants under the 1996 Stock Plan since May 19, 1999. All future option grants will be made under the 1999 Stock Plan.

     Upon a change in control of our ownership, the board of directors may take the following actions with respect to the outstanding stock options under both stock plans:

     - substitute the stock of the reorganized company for the options on an equitable basis in order to protect these outstanding options;

     - provide that all options must be exercised within a specified number of days; or

     - grant the reorganized company the right to purchase any unexercised shares at their fair market value.

  1999 Stock Plan

     The 1999 Stock Plan permits the grant of options to our directors, employees and consultants. Options may be either incentive stock options within the meaning of Section 422 of the Internal Revenue Code or nonstatutory stock options. In addition, the 1999 Stock Plan permits the grant of stock appreciation rights, stock awards and rights to purchase restricted stock. The maximum number of shares with respect to which options or stock appreciation rights may be granted to any employee, including any cancellations or repricings which may occur, will be limited to 5,000,000 shares in any calendar year.

     The board of directors has delegated the authority to administer the 1999 Stock Plan to our compensation committee. Subject to the limitations set forth in the 1999 Stock Plan, the compensation committee has the authority to:

     - determine eligibility for plan participants;

     - designate the number of shares to be covered by each award;

     - determine whether an option is to be an incentive stock option or a nonstatutory stock option;

     - establish vesting schedules;

     - determine the exercise price of options and specify the type of consideration to be paid upon exercise; and

     - specify other terms of award, subject to restrictions.

     The maximum term of options granted under the 1999 Stock Plan is ten years. Incentive stock options granted under the 1999 Stock Plan generally are non-transferable. Nonstatutory stock options generally are non-transferable, although the applicable option agreement may permit transfers. Options generally expire after the termination of an optionholder's service. An optionholder may exercise any options that are exercisable as of the date of termination during the three-month period after termination. If an optionholder is permanently disabled or dies during his or her service, his or her options generally may be exercised up to 12 months following disability or death.

     The exercise price of an incentive stock option cannot be less than 100% of the fair market value of the common stock on the date of the grant and of a nonstatutory stock option cannot be less than 50% of the fair market value of the common stock on the date of grant, and in each case, may be paid in cash or shares of our common stock or a combination thereof. Additionally, after the closing of this offering, optionholders may exercise options through a cashless exercise whereby all or a portion of the option shares are simultaneously sold through a designated brokerage firm. The exercise price of an option granted to a person who holds more than 10% of the voting power of Paradigm4 cannot be less than 110% of the fair market value of our common stock on the date of the grant.

     The terms of any stock appreciation rights, stock awards or restricted stock purchase rights granted under the 1999 Stock Plan will be determined by the compensation committee. The price applicable to any stock appreciation right, stock award or restricted stock purchase right may be equal to the fair market value of our common stock or any other price as determined by the compensation committee. Stock appreciation rights, stock awards and restricted stock purchase rights awarded under the 1999 Stock Plan are generally nontransferable, although the applicable award agreement may permit transfers.

     The board of directors may amend or terminate the 1999 Stock Plan at any time. Amendments will generally be submitted for stockholder approval only to the extent required by applicable law.

  1996 Stock Plan

     The 1996 Stock Plan permits the grant of options to our directors, officers, employees, vendors, advisors and consultants. Options may be either incentive stock options within the meaning of Section 422 of the Internal Revenue Code or nonstatutory stock options.

     Most of the provisions of the 1996 Stock Plan are parallel in all material respects to those of the 1999 Stock Plan. Some distinguishing characteristics include the following:

     - The 1996 Stock Plan is administered by the board of directors or an administrator appointed by the board of directors; and

     - If an optionholder dies during his or her service, his or her options generally may be exercised up to six months following death provided that the options were exercisable on the employee's last day of work.

401(k) PLAN

     We sponsor the Paradigm4 401(k) Plan, a defined benefit contribution plan intended to qualify under Section 401 of the Internal Revenue Code of 1086, as amended. All employees are eligible to participate and may enter the 401(k) Plan after 30 days of service. Participants may make pre-tax contributions to the 401(k) Plan of up to 15% of their eligible earnings, subject to statutorily prescribed annual limit. At this time, we do not make matching contributions on behalf of participants. Each participant's contributions, and the corresponding investment earnings, are generally not taxable to the participants until withdrawn. Participant contributions are held in trust as required by law. Individual participants may direct the trustee to invest their accounts in authorized investment alternatives.

INDEMNIFICATION OF DIRECTORS AND EXECUTIVE OFFICERS AND LIMITATION ON LIABILITY

     Our certificate of incorporation limits the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that a director of a corporation will not be personally liable for monetary damages for breach of an individual's fiduciary duties as a director except for liability:

     - for any breach of a director's duty of loyalty to Paradigm4 or to our stockholders;

     - for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

     - for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

     - for any transaction from which a director derives an improper personal benefit.

     Our bylaws provide that we will indemnify our directors, officers, employees and other agents to the full extent permitted by law. We believe that indemnification under our bylaws will cover at least negligence and gross negligence on the part of an indemnified party. Our bylaws also will permit us to advance expenses incurred by an indemnified party in connection with the defense of any action or proceeding arising out of a party's status or service as a director, officer, employee or other agent of Paradigm4 upon an undertaking by the party to repay the advances if it is ultimately determined that he or she is not entitled to indemnification.

     We believe that our certificate of incorporation and bylaw provisions are necessary to attract and retain qualified persons as directors and officers. We also will maintain directors' and officers' liability insurance.

                              CERTAIN TRANSACTIONS

COMMON STOCK TRANSACTIONS

     Since our inception, we have issued shares of our common stock through subscription agreements under which we made customary representations, warranties and covenants, through the exercise of warrants, and through the exercise of option grants issued pursuant to our stock option plans. The following table lists the number of shares of common stock held by our directors, executive officers, promoters and holders of 5% or more of our common stock:

NAME OF STOCKHOLDER                                           SHARES OF COMMON STOCK HELD
-------------------                                           ---------------------------
Meyer, Duffy & Associates, Inc. (and associated individuals
  and entities).............................................            648,410
John Bay....................................................            564,960
Joseph Dion.................................................            473,870
Keith Evans.................................................            447,370
Thomas Welch................................................            400,330
Martin Pattwell.............................................              9,429

PREFERRED STOCK FINANCINGS

     On January 31, 1996, we sold a total of 275,000 shares of series A preferred stock at a purchase price of $10.00 per share to various investors for approximately $2.75 million. On June 13, 1996, we sold a total of 25,000 shares of series B preferred stock at a purchase price of $20.00 per share to one investor for $500,000. On October 18, 1996, we sold a total of 50,000 shares of series C preferred stock at a purchase price of $25.00 per share to various investors for $1,250,000. On December 1, 1996, we sold a total of 40,000 shares of series D preferred stock at a purchase price of $50.00 per share to various investors for $2.0 million. On May 9, 1997 and on June 12, 1998, we sold a total of 179,105 shares of series E preferred stock at a purchase price of $50.00 per share to various investors for approximately $9.0 million. From April 1999 through November 1999, we sold a total of 10,794,348 shares of series F preferred stock at a purchase price of $2.10 per share to various investors for approximately $22.0 million. On February 14, 2000, we sold a total of 11,524,809 shares of series G preferred stock at a purchase price of $2.82 per share to various investors for approximately $32.5 million.

     We sold these shares of preferred stock pursuant to preferred stock purchase agreements or subscription agreements, under which we made customary representations, warranties and covenants, and in connection with which we provided the purchasers with registration rights and information rights, among other provisions customary in venture capital financings. Each share of our preferred stock will be automatically converted into common stock upon the completion of this offering.

     The following table lists the number of shares of each class of preferred stock purchased by our directors, executive officers, promoters and holders of 5% or more of each class of our stock:

                                                              SHARES OF PREFERRED STOCK PURCHASED (#)
                                                     (APPROXIMATE AGGREGATE CONSIDERATION PAID (IN THOUSANDS))
                                          -------------------------------------------------------------------------------
NAME OF INVESTOR                          SERIES A   SERIES B   SERIES C   SERIES D    SERIES E    SERIES F     SERIES G
----------------                          --------   --------   --------   --------    --------   ----------   ----------
Meyer Duffy & Associates, Inc. (and        73,000)    25,000)     11,000)   15,000)    102,367)    1,318,715)   4,539,005)
  associated individuals and entities)      ($730      ($500       ($275     ($750     ($5,100       ($2,770     ($12,800
Atocha, L.P.                                                                                       4,187,483)     957,446)
                                                                                                     ($8,800      ($2,700
Deutsche Bank Capital Partners, L.P.                                                                            3,546,099)
                                                                                                                 ($10,000
ATTI (and associated individuals and                                                    49,047)      389,000)
  entities)                                                                            ($2,500       ($816.9
ING Furman Selz (and associated             7,500)                16,000)   20,000)     27,691)                   531,913)
  entities)                                 ($175                  ($400   ($1,000     ($1,380                    ($1,500
Archery Capital LLC (and associated                                                                               709,216)
  entities)                                                                                                       ($2,000
Wretton Limited                             8,750)                 2,000)    5,000)
                                           ($87.5                   ($50     ($125
Clark Family Investment Trust                                                                      1,000,000)
                                                                                                     ($2,100
The Fox Hound Fund                                                                                   833,333)
                                                                                                     ($1,750
Elm Manor, LLC (and associated             30,000)                                                    50,000)
  individuals and entities)                 ($300                                                      ($105
Knight Investments (and associated         15,000)                                                   716,448)
  individuals and entities)                 ($150                                                    ($1,500

Paul Minor, Jr. & Howard S. Tuthill,       15,000)
  Trustees for the Estate of William R.     ($150
  McElroy
John Bay                                                           1,000)                             25,525)
                                                                    ($50                              ($53.6
Joseph Dion                                                        2,605)
                                                                  ($65.1
Michael Garin                               6,500)                 3,880)
                                             ($65                  ($194
Ian Reddin                                 10,000)                 2,800)
                                            ($100                  ($140

In certain cases, we issued subordinated notes, which were surrendered as consideration for preferred stock. None of these notes is currently outstanding. Upon the closing of this offering, each outstanding share of series A, series B and series C preferred stock will be converted into 5 shares of common stock, each share of series D and series E preferred stock will be converted into
19.8413 shares of common stock, and each outstanding share of series F and series G preferred stock will be converted into 1 share of common stock.

REGISTRATION RIGHTS AGREEMENT

     In connection with the various sales of our preferred stock, we entered into a registration rights agreement with most of the purchasers of the preferred stock. For a description of the registration rights agreement, please see "Description of Capital Stock -- Registration Rights." The purchasers of preferred stock who did not enter into the registration rights agreement obtained similar rights through their subscription agreements for preferred stock.

WARRANT ISSUANCES

     Since January 1996, we have issued warrants to purchase shares of our capital stock to certain holders of five percent or more of various classes of our stock in connection with financing transactions. A description of these transactions is set forth below:

     In January 1996, we issued to two entities affiliated with Meyer, Duffy & Associates, Inc. warrants to purchase an aggregate of up to 38,425 shares of common stock, at an exercise price of $2 per share as an inducement for subordinated bridge loans.

     In December, 1996, we issued to an entity affiliated with Meyer, Duffy & Associates, Inc. a warrant to purchase an aggregate of up to 10,000 shares of series E preferred stock at an exercise price of $50 per share as an inducement for a subordinated bridge loan. This warrant was not exercised and consequently expired.

     In April 1997, we issued warrants to purchase shares of common stock at an exercise price of $2.99 per share as an inducement for subordinated bridge loans. Two entities affiliated with Meyer, Duffy & Associates, Inc. were issued warrants to purchase an aggregate of up to 108,680 shares of common stock; individuals and entities affiliated with ATTI were issued warrants to purchase an aggregate of up to 41,800 shares of common stock; John Bay was issued a warrant to purchase an aggregate of up to 11,704 shares of common stock; and Joseph Dion was issued a warrant to purchase an aggregate of up to 3,344 shares of common stock.

     In July 1997, we issued to ATTI a warrant to purchase an aggregate of up to 100,320 shares of our common stock at an exercise price of $2.99 per share as an inducement for a subordinated bridge loan.

     In August 1997, we issued warrants to purchase shares of common stock at an exercise price of $3.00 per share. Three entities affiliated with Meyer, Duffy & Associates, Inc. were issued warrants to purchase an aggregate of up to 97,311 shares, and an entity affiliated with ATTI was issued a warrant to purchase an aggregate of up to 75,751 share as an inducement for subordinated bridge loans.

     In October 1997, we issued to an entity affiliated with Meyer, Duffy & Associates, Inc. a warrant to purchase an aggregate of up to 118,248 shares of common stock at an exercise price of $3.00 per share as an inducement for a subordinated bridge loan.

     In November 1997, we issued to an entity affiliated with ING Furman Selz a warrant to purchase an aggregate of up to 58,250 shares of common stock at an exercise price of $3.00 per share as an inducement for a subordinated bridge loan.

     In December 1997, we issued warrants to purchase shares of common stock at an exercise price of $3.00 per share. An entity affiliated with Meyer, Duffy & Associates, Inc. was issued a warrant to purchase an aggregate of up to 69,900 shares, and an entity affiliated with ING Furman Selz was issued a warrant to purchase an aggregate of up to 11,662 shares as an inducement for a subordinated bridge loan.

     In September 1999, we issued to ATTI a warrant to purchase an aggregate of up to 56,635 shares of common stock at an exercise price of $2.10 per share in connection with an equipment leasing transaction.

     In November 1998, we issued to Atocha, L.P. a warrant to purchase an aggregate of up to 205,479 shares of common stock at an exercise price of $7.30 per share as an inducement for a subordinated bridge loan. This warrant has been cancelled.

     In October and November 1999, we issued to entities affiliated with Meyer, Duffy & Associates warrants to purchase an aggregate of up to 358,750 shares of common stock at an exercise price of $2.10 per share as part of the restructuring of the series D and series E preferred stock.

     In December 1999, we issued to Atocha, L.P. a warrant to purchase an aggregate of up to 40,179 shares of common stock at an exercise price of $2.10 per share as an inducement for extending the maturity of a subordinated loan.

OPTION GRANTS

     In 1999, we established our 1999 Stock Plan. For a description of the 1999 Stock Plan and options granted thereunder to our named executive officers, please see "Management -- Executive Compensation" and "-- Employee Benefit Plans." The following additional directors, executive officers and promoters have been granted options under this plan:

NAME                                                           OPTIONS     PURCHASE PRICE
----                                                          ---------    --------------
Mark English................................................    136,800        $ 2.10
Brian Herrman...............................................    300,000          2.10
Michael Lowry...............................................    100,000          2.82
Chris Yonlick...............................................    172,800          2.10

     In 1996, we established our 1996 Stock Plan. For a description of the 1996 Stock Plan and options granted thereunder to our named executive officers, please see "Management -- Executive Compensation" and "-- Employee Benefit Plans." The following additional directors, executive officers and promoters have been granted options under this plan:

NAME                                                           OPTIONS     PURCHASE PRICE
----                                                          ---------    --------------
Mark Chiarelli..............................................     33,750        $11.00
Joseph Dion.................................................     95,000         11.00
Joseph Dion.................................................     25,000          0.55
Mark English................................................     14,250         11.00
Keith Evans.................................................     95,000         11.00
Keith Evans.................................................     25,000          0.55
Thomas Welch................................................     95,000         11.00
Chris Yonlick...............................................     33,750         11.00

AGREEMENT WITH FURMAN SELZ LLC

     In May 1997, we paid $200,000 to Furman Selz LLC, an entity associated with ING Furman Selz, in connection with the provision of investment banking services related to the financing of series E preferred stock.

CONSULTING AGREEMENT WITH MEYER, DUFFY & ASSOCIATES, INC.

     We entered into a financial advisory agreement with Meyer, Duffy & Associates, Inc. Under the agreement, Meyer Duffy provided us with investment banking advisory services. To date, we paid Meyer Duffy $367,500 in 1996, $140,000 in 1997, $83,800 in 1998, and $58,800 in 1999 under the agreement. This agreement expired in 1999.

RESTRUCTURING OF SERIES D AND SERIES E PREFERRED STOCK

     On May 21, 1999, to resolve potential claims based on financial information provided to the series D and series E preferred stockholders, our board of directors approved an increase in the conversion rate for the series D preferred stock and the series E preferred stock so that the common stock equivalent price was reduced from $5.83 per share to $2.52 per share. In addition, anti-dilution provisions were added to the terms of the series D preferred stock to adjust for the increase. In October and November 1999, we issued warrants to purchase an aggregate of up to 708,750 shares of common stock at an exercise price of $2.10 per share in connection with this restructuring.

AGREEMENT WITH MR. BOISTURE

     We have entered into a put agreement with Bruce Boisture, our Chairman, Chief Executive Officer and President. Under the agreement, Mr. Boisture has a right to require that we purchase a percentage of his equity holdings in Paradigm4 in the event that in one or more related transactions, 50% or more of the aggregate equity securities held collectively by all of the preferred stockholders are sold. This agreement will terminate upon the closing of this offering.

RELATIONSHIP WITH DIRECTOR

     Alexander D. Lynch, a member of our board of directors, was a partner in the law firm of Brobeck, Phleger & Harrison LLP from January 1995 to February 2000. Brobeck, Phleger & Harrison LLP represented us in connection with a variety of matters, including our series G preferred stock financing completed in February 2000, and is representing us in connection with this offering.

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth information with respect to the beneficial ownership of our outstanding common stock as of April 1, 2000, and as adjusted to reflect the sale of the shares of common stock offered hereby by:

     - each person or group of affiliated persons whom we know to beneficially own 5% or more of the common stock;

     - each of our directors;

     - each of our named executive officers; and

     - our directors and executive officers as a group.

     Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to the securities. Unless otherwise indicated, the address of each beneficial owner listed below is c/o Paradigm4, Inc., 100 Wells Street, Hartford, Connecticut 06103. Except as indicated by footnote, the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them. The number of shares of common stock outstanding used in calculating the percentage for each listed person includes the shares of common stock underlying warrants or options held by that person that are exercisable within 60 days of April 1, 2000 or upon the closing of this offering, but excludes shares of common stock underlying warrants or options held by any other person. For the purposes of calculating percentage ownership as of April 1, 2000, 31,528,510 shares of common stock were issued and outstanding, assuming the conversion of all outstanding shares of our convertible preferred stock into an aggregate of 28,416,485 shares of our common stock.

                                                                               PERCENTAGE OF SHARES
                                                                                BENEFICIALLY OWNED
                                               NUMBER OF SHARES      ----------------------------------------
NAME OF BENEFICIAL OWNER                      BENEFICIALLY OWNED     BEFORE THE OFFERING   AFTER THE OFFERING
------------------------                     ---------------------   -------------------   ------------------
NAMED EXECUTIVE OFFICERS AND DIRECTORS:
J. Bruce Boisture(1).......................        1,650,000                  5.0%
Martin Pattwell(2).........................          396,929                  1.2
Richard Borden(3)..........................           50,000                    *
Mark Chiarelli(4)..........................           90,500                    *
John Bay(5)................................        1,137,189                  3.5
Thomas Cirrito(6)..........................        5,185,108                 16.4
Donald Duffy(7)............................        9,565,983                 29.5
Eric Meyer(8)..............................        9,884,621                 30.5
Terrence Quinn(9)..........................        1,200,452                  3.8
Peter Kleinknecht(10)......................          791,448                  2.5
Alexander D. Lynch.........................               --                    *
OTHER 5% STOCKHOLDERS:
Entities affiliated with Meyer, Duffy &
  Associates, Inc.(11).....................        9,410,983                 31.1%
Atocha, L.P.(12)...........................        5,185,108                 16.4
DB Capital Partners, L.P.(13)..............        3,546,099                 11.2
Directors and executive officers as a group
  (15 persons)(14).........................       20,997,997                 58.8

---------------
 *   Less than 1%.

(1) Consists of 1,264,934 shares of common stock issuable upon exercise of options granted to Mr. Boisture and exercisable within 60 days of April 1, 2000 or upon the closing of this offering and 385,066 shares of common stock issuable upon exercise of options granted to Mr. Boisture's wife, adult child and three trusts for the benefit of Mr. Boisture's minor children. Mr. Boisture disclaims beneficial ownership of these shares granted to his family members.

(2) Includes 387,500 shares of common stock issuable upon exercise of options exercisable within 60 days of April 1, 2000 or upon the closing of this offering.

(3) Consists of 50,000 shares of common stock issuable upon exercise of options exercisable within 60 days of April 1, 2000 or upon the closing of this offering.

(4) Consists of 90,500 shares of common stock issuable upon exercise of options exercisable within 60 days of April 1, 2000.

(5) Includes 530,000 shares of common stock issuable upon exercise of options exercisable within 60 days of April 1, 2000 or upon the closing of this offering; and 11,704 shares issuable pursuant to warrants.

(6) Consists of 5,144,929 shares of common stock beneficially owned by Atocha, L.P. and 40,179 shares issuable pursuant to warrants. Mr. Cirrito is the general partner of Atocha, L.P. The address of Mr. Cirrito is c/o Atocha, L.P., 6429 Georgetown Pike, McLean, Virginia 22101.

(7) Includes 30,000 shares issuable upon exercise of options exercisable within 60 days of April 1, 2000 and an aggregate of 9,410,983 shares beneficially owned by entities affiliated with Meyer, Duffy & Associates, Inc. Mr. Duffy disclaims beneficial ownership of the securities held by these entities, except to the extent of his economic interest in each of such entities. The address of Mr. Duffy is c/o Meyer, Duffy & Associates, Inc., 780 Third Avenue, New York, New York 10017.

(8) Includes 30,000 shares issuable upon exercise of options exercisable within 60 days of April 1, 2000; 11,496 shares issuable pursuant to warrants and an aggregate of 9,410,983 shares beneficially owned by entities affiliated with Meyer, Duffy & Associates, Inc. Mr. Meyer disclaims beneficial ownership of the securities held by these entities, except to the extent of his economic interest, in each of such entities. The address of Mr. Meyer is c/o Meyer, Duffy & Associates, Inc., 780 Third Avenue, New York, New York 10017.

 (9) Includes 35,000 shares issuable upon exercise of options exercisable within 60 days of April 1, 2000; 595,241 shares held by Bridgewood Capital Partners, L.P.; 256,491 shares held by Crestwood Capital International Ltd.; 281,806 shares held by Crestwood Capital Partners L.P.; 31,914 shares held by Crestwood Capital Partners II, L.P. Mr. Quinn disclaims beneficial ownership of the securities held by these entities, except to the extent of his economic interest in each of such entities. The address of Mr. Quinn is c/o ING Furman Selz, 230 Park Avenue, New York, New York 10169.

(10) Includes 716,448 shares held by Knight Investments, L.P. Mr. Kleinknecht, the president of the general partner of Knight Investments, L.P. and, as such may be deemed to beneficially own such shares. The address for Mr. Kleinknecht is 960 Reef Road, Vero Beach, Florida 32963.

(11) Consists of 1,013,006 shares held by and 53,461 shares issuable pursuant to warrants held by MD Strategic, L.P.; 365,080 shares held by Meyer Duffy Ventures IV "Series B", L.P.; 869,965 shares held by and 149,300 shares issuable pursuant to warrants held by Meyer Duffy Ventures III, L.P.; 320,576 shares held by and 69,900 shares issuable pursuant to warrants held by Meyer Duffy Ventures IV "Series A", L.P.; 71,429 shares held by Meyer Duffy Ventures IV "Series C", L.P.; 305,000 shares held and 95,000 shares issuable pursuant to options exercisable by Meyer Duffy & Associates, Inc.; 415,897 shares held by and 150,075 shares issuable pursuant to warrants held by PV II, L.P.; 1,773,049 shares held by Meyer Duffy Ventures Fund, L.P.; 1,879,432 shares held by MD Ventures II, L.P.; 886,524 shares held by Meyer Duffy Ventures International, LLC; 601,290 shares held by and 336,998 shares issuable pursuant to warrants held by PV IV, L.P.; and 25,000 shares held by Predictive Ventures Limited Partnership. The address of Meyer, Duffy & Associates, Inc. is 780 Third Avenue, New York, New York 10017.

(12) Includes 40,179 shares issuable pursuant to warrants. The address of Atocha, L.P. is 6429 Georgetown Pike, McLean, Virginia 22101.

(13) Consists of 3,546,099 shares of common stock owned by DB Capital Partners SBIC, L.P. DB Capital Partners, L.P. is the general partner of DB Capital Partners SBIC, L.P. The address of DB Capital Partners, L.P. is 130 Liberty Street, New York, New York 10006.

(14) Includes 3,355,750 shares issuable upon exercise of options exercisable within 60 days of April 1, 2000 or upon the closing of this offering and 823,113 shares issuable pursuant to warrants.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

     The following description of our common stock and preferred stock and the relevant provisions of our certificate of incorporation and bylaws as will be in effect upon the closing of this offering are summaries thereof and are qualified by reference to our certificate of incorporation and our bylaws, copies of which have been filed with the Securities and Exchange Commission as exhibits to our registration statement, of which this prospectus forms a part.

     Upon closing of this offering, our authorized capital stock will consist of 100,000,000 shares of common stock, par value $0.001 per share, and 5,000,000 shares of preferred stock, par value $0.001 per share.

COMMON STOCK

     Upon the closing of this offering, and giving effect to the issuance of shares of common stock in this offering, there will be shares of common stock outstanding. Holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of common stock are entitled to receive ratably those dividends, if any, as may be declared by the board of directors out of funds legally available therefor, subject to any preferential dividend rights of any outstanding preferred stock. Upon our liquidation, dissolution or winding up, the holders of common stock are entitled to receive ratably our net assets available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of the common stock have no preemptive, subscription, redemption or conversion rights. The outstanding shares of common stock are, and the shares offered by us in this offering will be, when issued in consideration for payment thereof, fully paid and non-assessable. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which we may designate and issue in the future.

PREFERRED STOCK

     Upon the closing of this offering, there will be no shares of preferred stock outstanding. Upon the closing of the offering, the board of directors will be authorized, without further stockholder approval, to issue from time to time up to an aggregate of 5,000,000 shares of preferred stock in one or more series and to fix or alter the designations, preferences, rights and any qualifications, limitations or restrictions of the shares of each series thereof, including the dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, including sinking fund provisions, redemption price or prices, liquidation preferences and the number of shares constituting any series or designation of series. We have no current plans to issue any shares of preferred stock.

     The board may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things:

     - have the effect of delaying, deferring or preventing an acquisition of Paradigm4;

     - cause the market price of our common stock to decline; or

     - impair the voting and other rights of the holders of our common stock.

OPTIONS

     Options to purchase a total of 8,400,000 shares of common stock may be granted under the 1996 Stock Plan and the 1999 Stock Plan. As of March 31, 2000, there were outstanding options to purchase a total of 6,206,953 shares of common
stock, of which options to purchase approximately      will be exercisable upon
the closing of this offering. Since we intend to file a registration statement on Form S-8 as soon as practicable following the closing of this offering, any shares issued upon exercise of these options will be immediately available for sale in the public market, subject to the terms of any lock-up agreements entered into with the underwriters.

WARRANTS

     As of March 31, 2000, we have issued warrants to purchase an aggregate of 2,908,912 shares of common stock at exercise prices ranging from $0.01 per share to $4.21 per share, with a weighted average per share price of $2.52. The exercise price and number and kind of shares are subject to adjustment upon a stock split, stock dividend or other recapitalization of our common stock. The warrants do not have any voting rights until exercised for shares of common stock.

REGISTRATION RIGHTS

     Pursuant to the terms of our registration rights agreement, the holders of an aggregate of approximately 38,483,000 shares of common stock outstanding or issuable upon conversion of convertible securities will be entitled to certain registration rights with respect to our common stock. Certain of these holders have the right to demand that we register all or any portion of their common stock received upon conversion for resale under the Securities Act any time after May 9, 2000.

     This type of registration right is known as a "demand" registration right. If we become eligible to file a registration statement on Form S-3, the holders demanding registration may require us to designate the registration a Form S-3 registration under the Securities Act. These demand registration rights are subject to certain conditions and limitations, including:

     - we are not required to effect more than two non-Form S-3 registrations in the aggregate, provided that certain holders make the demand;

     - we are not required to effect more than one non-Form S-3 registration in any 12-month period;

     - we are not required to effect a registration unless the holder making the demand has a bona fide intent to sell the registered securities;

     - once in any 12-month period, we may postpone filing a registration for no more than 180 days if we furnish to the holders a certificate signed by our President and prepared in good faith stating that, in the judgment of the board of directors, such registration would be seriously detrimental to us and our stockholders; and

     - each demand registration must include equity securities with a proposed aggregate offering price of at least $500,000.00.

     In addition, under the terms of our registration rights agreement and various subscription agreements, if we propose to register or are required to register any shares of common stock under the Securities Act, either for our own account or for the account of other security holders, the holders of shares with registration rights are entitled to receive notice of the registration and are entitled to include their shares in the registration, subject to limitations. This type of registration is known as a "piggyback" registration right.

     We are generally required to bear all of the expenses of these registrations, except underwriting discounts, selling commissions and transfer taxes. Registration of any of the shares of common stock held by security holders with registration rights would result in those shares becoming freely tradable without restriction under the Securities Act.

ANTI-TAKEOVER EFFECTS OF PROVISIONS OF DELAWARE LAW AND OUR CERTIFICATE OF INCORPORATION AND BYLAWS

     We are subject to the provisions of Section 203 of the Delaware General Corporation Law, or DGCL. Subject to various exceptions, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the interested stockholder attained that status with the approval of the board of directors or unless the business combination is approved in a prescribed manner. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to various exceptions, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years did own, 15.0% or more of the corporation's voting stock. This statute could prohibit or delay the accomplishment of mergers or other takeover or change in control attempts with respect to us and, accordingly, may discourage attempts to acquire us.

     The authorized but unissued shares of our common stock and preferred stock are available for future issuance without stockholder approval, subject to various limitations imposed by The Nasdaq National Market. These additional shares may be used for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could make more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

     In addition, various provisions of our certificate of incorporation and our bylaws, which provisions will be in effect upon the closing of the offering, may be deemed to have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by stockholders.

     These provisions will include:

     - the elimination of the ability of stockholders to call special meetings of stockholders;

     - a requirement that stockholder actions may only occur at a duly called stockholder meeting and not by a consent in writing; and

     - the implementation of procedures for stockholders to propose new business.

     These provisions are intended to enhance the likelihood of continuity and stability in the composition of the board of directors and in the policies formulated by the board of directors and to discourage transactions that may involve an actual or threatened change of control of Paradigm4. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our shares that could result from actual or rumored takeover attempts. These provisions also may have the effect of preventing changes in our management.

INDEMNIFICATION OF DIRECTORS AND EXECUTIVE OFFICERS AND LIMITATION OF LIABILITY

     Section 145 of the DGCL empowers a corporation to indemnify its directors and officers and to purchase insurance with respect to liability arising out of their capacity or status as directors and officers, provided that this provision shall not eliminate or limit the liability of a director: (i) for any breach of the director's duty of loyalty to us or our stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) arising under Section 174 of the DGCL or (iv) for any transaction from which the director derived an improper personal benefit. The DGCL provides further that the indemnification permitted thereunder shall not be deemed exclusive of any other rights to which the directors and officers may be entitled under the corporation's bylaws, any agreement, a vote of stockholders or otherwise.

     Our certificate of incorporation provides for indemnification of our directors and officers against, and absolution of, liability to us and our stockholders. In addition, we intend to obtain liability insurance for our directors and officers.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Sales of substantial amounts of our common stock in the public market, or the perception that such sales could occur, could adversely affect prevailing market prices of our common stock. Upon the closing of this offering, we will
have outstanding an aggregate of        shares of our common stock, assuming no
exercise of the underwriters' over-allotment option and no exercise of outstanding options. Of these shares, all shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act of 1933, as amended, unless such shares are purchased by "affiliates" as that term is defined in Rule 144 under the Securities Act. The remaining 31,528,510 shares of our common stock held by existing shareholders are "restricted securities" as that term is defined in Rule 144 under the Securities Act. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 or 701 under the Securities Act, which rules are summarized below. Subject to lock-up agreements described below and the provisions of Rules 144 and 701, these 31,528,510 shares will be available for sale in the public market as follows:

            NUMBER OF SHARES                                 DATE
            ----------------                                 ----
                                           After the date of this prospectus, freely
                                           tradable shares sold in this offering and
                                           shares saleable under Rule 144(k) that
                                           are not subject to the 180-day lock up

                                           After 90 days from the date of this
                                           prospectus, shares saleable under Rule
                                           144 or Rule 701 that are not subject to
                                           the 180-day lock up

                                           After 180 days from the date of this
                                           prospectus, the 180-day lock-up is
                                           released and these shares are saleable
                                           under Rule 144 (subject, in some cases,
                                           to volume limitations), Rule 144(k) or
                                           Rule 701

                                           After 180 days from the date of this
                                           prospectus, restricted securities that
                                           are held for less than one year are not
                                           yet saleable under Rule 144

LOCK-UP AGREEMENTS

     All of our officers and directors and certain of our stockholders and
option holders owning an aggregate of   % of our common stock will enter into
lock-up agreements under which they agree not to transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock for 180 days after the date of this prospectus.

RULE 144

     In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

     - 1% of the number of shares of common stock then outstanding, which will
       equal approximately        shares immediately after the offering; or

     - the average weekly trading volume of the common stock on The Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 in connection with such sale.

     Sales under Rule 144 are also subject to manner-of-sale provisions, notice requirements and the availability of current public information about us.

RULE 144(k)

     Under Rule 144(k), a person who is not one of our affiliates at any time during the three months preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate, is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Therefore, unless otherwise contractually restricted, "144(k)" shares may be sold immediately upon completion of this offering.

RULE 701

     In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants or advisors who purchases shares from us in connection with a compensatory stock plan or other written agreement is eligible to resell such shares 90 days after the effective date of this offering in reliance on Rule 144, but without compliance with restrictions, including the holding period, contained in Rule 144.

REGISTRATION RIGHTS

     After this offering, the holders of approximately 38,483,000 shares of common stock and shares of common stock issuable upon the exercise of outstanding warrants and options will be entitled to rights in connection with the registration of those shares under the Securities Act. For more information, see "Description of Capital Stock -- Registration Rights." After such registration, these shares of our common stock become freely tradable without restriction under the Securities Act. These sales could have a material adverse effect on the trading price of our common stock.

STOCK PLANS

     We intend to file a registration statement under the Securities Act covering 8,400,000 shares of common stock reserved for issuance under our 1996 Stock Plan and our 1999 Stock Plan. We expect this registration statement to be filed and to become effective as soon as practicable after the effective date of this offering.

     As of March 31, 2000, options to purchase 6,206,953 shares of common stock were issued and outstanding. All of these shares will be eligible for sale in the public market from time to time, subject to vesting provisions, Rule 144 volume limitations applicable to our affiliates and, in the case of some options, the expiration of lock-up agreements.

          UNITED STATES TAX CONSEQUENCES TO NON-UNITED STATES HOLDERS

     The following is a general discussion of the material United States federal income and estate tax consequences of the ownership and disposition of the common stock applicable to Non-United States Holders of this common stock as of the date hereof. For the purpose of this discussion, a Non-United States Holder is any holder that for United States federal income tax purposes is not a United States person (as defined below). The following discussion is based on current provisions of the Internal Revenue Code of 1986, as amended, and regulations, administrative and judicial interpretations thereof, all as in effect on the date hereof, and all of which are subject to change, possibly with retroactive effect. We have not and will not seek a ruling from the Internal Revenue Service with respect to the United States federal income and estate tax consequences described below and, as a result, there can be no assurance that the Internal Revenue Service will not disagree with or challenge any of the conclusions set forth in this discussion. For purposes of this discussion, the term United States person means:

     - a citizen or resident of the United States;

     - a corporation or other entity taxable as a corporation created or organized in the United States or under the laws of the United States or any political subdivision thereof;

     - an estate the income of which is included in gross income for United States federal income tax purposes regardless of its source; or

     - a trust that is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or that has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

This discussion does not consider:

     - United States state and local or non-United States tax consequences;

     - specific facts and circumstances that may be relevant to a particular Non-United States Holder's tax position, including, if the Non-United States Holder is a partnership, that the United States tax consequences of holding and disposing of our common stock may be affected by determinations made at the partner level;

     - the tax consequences for the shareholders or beneficiaries of a Non-United States Holder;

     - special tax rules that may apply to certain Non-United States Holders, including, without limitation, banks, insurance companies, dealers in securities and traders in securities who elect to apply a mark-to-market method of accounting; or

     - special tax rules that may apply to a Non-United States Holder that holds our common stock as part of a "straddle," "hedge," or "conversion transaction."

DIVIDENDS

     If we pay a dividend, any dividend paid to a Non-United States Holder of common stock generally will be subject to United States withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable tax treaty. Dividends received by a Non-United States Holder that are effectively connected with a United States trade or business conducted by the Non-United States Holder or, if an income tax treaty applies, are attributable to a permanent establishment, or in the case of an individual, a "fixed base" in the United States, as provided in that treaty ("U.S. trade or business income"), are generally not subject to such withholding tax if the Non-United States Holder files the appropriate U.S. Internal Revenue Service Form with the payor. However, such U.S. trade or business income, net of deductions and credits, is taxed at the same graduated rates applicable to United States persons. Any U.S. trade or business income received by a Non-United States Holder that is a corporation may also, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

     Dividends paid on or prior to December 31, 2000 to an address in a foreign country are presumed, absent actual knowledge to the contrary, to be paid to a resident of such country for purposes of the withholding discussed above and for the purposes of determining the applicability of a tax treaty rate. For dividends paid after December 31, 2000:

     - a Non-United States Holder of common stock who claims the benefit of an applicable income tax treaty rate generally will be required to satisfy applicable certification and other requirements;

     - in the case of common stock held by a foreign partnership, the certification requirement will generally be applied to the partners of the partnership and the partnership will be required to provide information, including a United States taxpayer identification number; and

     - look-through rules will apply for tiered partnerships.

     A Non-United States Holder of common stock that is eligible for a reduced rate of withholding tax pursuant to a tax treaty may obtain a refund of any excess amounts currently withheld by filing an appropriate claim for refund with the IRS.

GAIN ON DISPOSITION OF COMMON STOCK

     A Non-United States Holder generally will not be subject to United States federal income tax on any gain realized upon the sale or other disposition of his common stock unless:

     - the gain is U.S. trade or business income;

     - the Non-United States Holder is an individual who holds his or her common stock as a capital asset (generally, an asset held for investment purposes) and who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met;

     - the Non-United States Holder is subject to tax pursuant to the provisions of the United States tax law applicable to certain United States expatriates; or

     - Paradigm4 is or has been a "United States real property holding corporation" for United States federal income tax purposes at any time within the shorter of the five-year period preceding the disposition or the holder's holding period for its common stock.

     Generally, a corporation is a "United States real property holding corporation" if the fair market value of its "United States real property interests" equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. We believe that Paradigm4 has not been and is not currently, and we do not anticipate it becoming, a "United States real property holding corporation" for United States federal income tax purposes. The tax relating to stock in a "United States real property holding corporation" will not apply to a Non-United States Holder whose holdings, direct and indirect, at all times during the applicable period, constituted 5% or less of the common stock, provided that the common stock was regularly traded on an established securities market.

     Special rules may apply to certain Non-United States Holders, such as "controlled foreign corporations," "passive foreign investment companies," "foreign personal holding companies" and corporations that accumulate earnings to avoid United States federal income tax, that are subject to special treatment under the Code. Such entities should consult their own tax advisors to determine the United States federal, state, local and other tax consequences that may be relevant to them.

BACKUP WITHHOLDING AND INFORMATION REPORTING

     Generally, we must report annually to the Internal Revenue Service and to each Non-United States Holder the amount of dividends paid, the name and address of the recipient, and the amount, if any, of tax withheld. Pursuant to tax treaties or other agreements, the Internal Revenue Service may make its reports available to tax authorities in the recipient's country of residence.

     Dividends paid to a Non-United States Holder at an address within the United States may be subject to backup withholding at a rate of 31% if the Non-United States Holder fails to establish that it is entitled to an exemption or to provide a correct taxpayer identification number and other information to the payer. Backup withholding will generally not apply to dividends paid to Non-United States Holders at an address outside the United States on or prior to December 31, 2000 unless the payer has knowledge that the payee is a United States person. Under recently finalized Treasury Regulations regarding withholding and information reporting, payment of dividends to Non-United States Holders at an address outside the United States after December 31, 2000 may be subject to backup withholding at a rate of 31% unless such Non-United States Holder satisfies various certification requirements.

     Under current Treasury Regulations, the payment of the proceeds of the disposition of common stock by or through a United States office of a broker or through a non-United States branch of a United States broker is subject to information reporting and backup withholding at a rate of 31% unless the beneficial owner certifies its non-United States status under penalties of perjury or otherwise establishes an exemption. Generally, the payment of the proceeds of the disposition by a Non-United States Holder of common stock outside the United States by or through a non-United States office of a non-United States broker will not be subject to backup withholding but will be subject to information reporting requirements if the broker is:

     - a United States person;

     - a "controlled foreign corporation" for United States federal income tax purposes; or

     - a foreign person 50% or more of whose gross income for certain periods is from the conduct of a United States trade or business, or,

     - for taxable years beginning after December 31, 2000, a foreign partnership, in which one or more United States persons, in the aggregate, own more than 50% of the income or capital interests in the partnership or if the partnership is engaged in a trade or business in the United States, unless the broker has documentary evidence in its files of the beneficial owner's Non-United States status and other conditions are met, or the beneficial owner otherwise establishes an exemption. Neither backup withholding nor information reporting generally will apply to a payment of the proceeds of a disposition of common stock by or through a foreign office of a foreign broker not subject to the preceding sentence.

     In general, the recently promulgated final Treasury Regulations, described above, do not significantly alter the substantive withholding and information reporting requirements but would alter the procedures for claiming benefits of an income tax treaty and change the certification procedures relating to the receipt by intermediaries of payments on behalf of the beneficial owner of shares of common stock. Non-United States Holders should consult their tax advisors regarding the effect, if any, of those final Treasury Regulations on an investment in the common stock. Those final Treasury Regulations are generally effective for payments made after December 31, 2000.

     Backup withholding is not an additional tax. Rather, the tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is furnished to the Internal Revenue Service.

ESTATE TAX

     The estate of an individual Non-United States Holder who owns common stock at the time of death or had made a particular lifetime transfer of an interest in common stock will be required to include the value of that common stock in such holder's gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

     THE FOREGOING DISCUSSION IS A SUMMARY OF THE PRINCIPAL FEDERAL INCOME AND ESTATE TAX CONSEQUENCES OF THE OWNERSHIP, SALE OR OTHER DISPOSITION OF COMMON STOCK BY NON-UNITED STATES HOLDERS. ACCORDINGLY, INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE INCOME TAX CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF COMMON STOCK, INCLUDING THE APPLICATION AND EFFECT OF THE LAWS OF ANY STATE, LOCAL, FOREIGN OR OTHER TAXING JURISDICTION.

                                  UNDERWRITING

     Under the terms and subject to the conditions contained in an underwriting
agreement dated             , 2000, we have agreed to sell to the underwriters
named below, for whom Credit Suisse First Boston Corporation, Donaldson, Lufkin & Jenrette Securities Corporation and Chase Securities Inc. are acting as representatives, the following respective numbers of shares of common stock:

                                                              NUMBER OF
                        UNDERWRITER                            SHARES
                        -----------                           ---------
Credit Suisse First Boston Corporation......................
Donaldson, Lufkin & Jenrette Securities Corporation.........
Chase Securities Inc........................................
                                                              --------
          Total.............................................
                                                              ========

     The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that, if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering of common stock may be terminated.

     We have granted to the underwriters a 30-day option to purchase on a pro
rata basis up to           additional shares at the initial public offering
price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

     The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling
group members at that price less a concession of $     per share. The
underwriters and selling group members may allow a discount of $     per share
on sales to other broker/dealers. After the initial public offering, the public offering price and concession and discount to broker/dealers may be changed by the representatives.

     The following table summarizes the compensation and estimated expenses we will pay.

                                                 PER SHARE                             TOTAL
                                      --------------------------------    --------------------------------
                                         WITHOUT             WITH            WITHOUT             WITH
                                      OVER-ALLOTMENT    OVER-ALLOTMENT    OVER-ALLOTMENT    OVER-ALLOTMENT
                                      --------------    --------------    --------------    --------------
Underwriting discounts and
  commissions paid by us............     $                 $                 $                 $
Expenses payable by us..............     $                 $                 $                 $

     The underwriters have informed us that they do not expect discretionary sales to exceed 5% of the shares of common stock being offered.

     We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any additional shares of our common stock or securities convertible into or exchangeable or exercisable for any of our common stock, or publicly disclose the intention to make any such offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse First Boston Corporation for a period of 180 days after the date of this prospectus, except in the case of issuances by Paradigm4 upon the exercise of employee stock options outstanding on the date hereof.

     Our officers and directors and our stockholders and option holders owning
an aggregate of   % of our common stock have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock enter into a transaction which would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock whether any such aforementioned transaction is to be settled by delivery of our common stock or such other securities, in cash or otherwise, or publicly disclose the intention to make any such offer, sale, pledge or disposition, or to enter into any such transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse First Boston Corporation for a period of 180 days after the date of this prospectus.

     The underwriters have reserved for sale, at the initial public offering
price, up to           shares of the common stock for some of our employees,
friends and other people and entities with whom we maintain business relationships who have expressed an interest in purchasing common stock in the offering. The number of shares available for sale to the general public in the offering will be reduced to the extent these persons purchase the reserved shares. Any reserved shares not purchased will be offered by the underwriters to the general public on the same terms as the other shares.

     We have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments which the underwriters may be required to make in that respect.

     We intend to apply to list the shares of our common stock on The Nasdaq Stock Market's National Market under the symbol "PFOR."

     Before this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiation between the representatives and us. The principal factors to be considered in determining the public offering price include:

     - the information in this prospectus or available to the underwriters;

     - the history and the prospects for the industry in which we will compete;

     - the ability of our management;

     - the prospects for our future earnings;

     - the present state of our development and our current financial condition;

     - the general condition of the securities markets at the time of this offering; and

     - the recent market prices, and the demand for publicly traded common stock, of generally comparable companies.

     The representatives may engage in over-allotment, stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934.

     - Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position.

     - Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

     - Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed to cover syndicate short positions.

     - Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the common stock to be higher than it would be in the absence of these transactions. These transactions may be effected on The Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

     A prospectus in electronic format will be made available on the web sites maintained by one or more of the underwriters of this offering. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters that will make internet distributions on the same basis as other allocations.

     On October 22, 1999, we entered into an agreement with Credit Suisse First Boston Corporation to act as our exclusive placement agent and financial advisor in connection with our private placement of approximately $30,000,000 of equity or equity-linked securities. In February 2000, Credit Suisse First Boston Corporation received customary compensation, including warrants to purchase 100,437 shares of our common stock at $0.01 per share, in connection with this placement. The agreement was independent of, and not contingent upon, the completion of this offering.

                          NOTICE TO CANADIAN RESIDENTS

RESALE RESTRICTIONS

     The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are effected. Accordingly, any resale of the common stock in Canada must be made in accordance with applicable securities laws, which will vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with available statutory exemptions or pursuant to a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.

REPRESENTATIONS OF PURCHASERS

     Each purchaser of common stock in Canada who receives a purchase confirmation will be deemed to represent to us and the dealer from whom such purchase confirmation is received that (i) such purchaser is entitled under applicable provincial securities laws to purchase such common stock without the benefit of a prospectus qualified under such securities laws, (ii) where required by law, that such purchaser is purchasing as principal and not as agent, and (iii) such purchaser has reviewed the text above under "Resale Restrictions."

RIGHTS OF ACTION (ONTARIO PURCHASERS)

     The securities being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by Ontario securities law. As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of the U.S. federal securities laws.

ENFORCEMENT OF LEGAL RIGHTS

     All of the issuer's directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon the issuer or such persons. All or a substantial portion of the assets of the issuer and such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the issuer or such persons in Canada or to enforce a judgment obtained in Canadian courts against such issuer or persons outside of Canada.

NOTICE TO BRITISH COLUMBIA RESIDENTS

     A purchaser of common stock to whom the Securities Act (British Columbia) applies is advised that such purchaser is required to file with the British Columbia Securities Commission a report within ten days of the sale of any common stock acquired by such purchaser pursuant to this offering. Such report must be in the form attached to British Columbia Securities Commission Blanket Order BOR #95/17, a copy of which may be obtained from us. Only one report must be filed in respect of common stock acquired on the same date and under the same prospectus exemption.

TAXATION AND ELIGIBILITY FOR INVESTMENT

     Canadian purchasers of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and with respect to the eligibility of the common stock for investment by the purchasers under relevant Canadian legislation.

                                 LEGAL MATTERS

     The validity of the common stock offered hereby will be passed upon for us by Brobeck, Phleger & Harrison LLP, New York, New York. Certain legal matters in connection with the offering will be passed upon for the underwriters by Simpson Thacher & Bartlett, New York, New York.

                                    EXPERTS

     Our consolidated balance sheets as of December 31, 1998 and 1999, and our related consolidated statements of operations, changes in stockholders' equity (deficit) and cash flows for each of the years in the two-year period ended December 31, 1999 included in this prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the reports of that firm given upon their authority as experts in accounting and auditing.

     Our statements of operations, changes in stockholders' equity and cash flows for the year ended December 31, 1997 included in this prospectus have been audited by Ernst & Young LLP, independent auditors, as indicated in their report with respect thereto, and are included herein in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

                               CHANGE OF AUDITORS

     On May 12, 1999, our board of directors voted to retain Arthur Andersen LLP as its independent public accountants. Previously, Ernst & Young LLP had been our auditors. Ernst & Young's report on our financial statements for the year ended December 31, 1997 did not contain an adverse opinion or disclaimer of opinion and was not modified as to uncertainty, audit scope or accounting principles. There were no disagreements with the former auditors on any matter of accounting principles or practices, financial statement disclosure or auditing scope of procedure at the time of the change or with respect to our financial statements for the year ended December 31, 1997, which, if not resolved to the former auditors' satisfaction, would have caused them to make reference to the subject matter of the disagreement in connection with their report. Prior to retaining Arthur Andersen LLP, we did not consult with Arthur Andersen LLP regarding accounting principles.

                   WHERE YOU CAN FIND ADDITIONAL INFORMATION

     We filed with the Securities and Exchange Commission a registration statement on Form S-1, including exhibits, schedules and amendment filed with the registration statement, under the Securities Act with respect to the common stock to be sold in this offering. This prospectus does not contain all of the information set forth in this registration statement. For further information about us and the shares of common stock to be sold in the offering, please refer to this registration statement. For additional information, please refer to the exhibits that have been filed with our registration statement on Form S-1.

     You may read and copy all or any portion of the registration statement or any other information we file at the Securities and Exchange Commission's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can request copies of these documents upon payment of a duplicating fee, by writing to the Securities and Exchange Commission. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information about the public reference rooms. Our Securities and Exchange Commission filings, including the registration statement, will also be available to you on the Securities and Exchange Commission's Web site (http://www.sec.gov).

     We intend to furnish our stockholders with annual reports containing audited financial statements and to make available quarterly reports containing unaudited financial information.

                        PARADIGM4, INC. AND SUBSIDIARIES

                       CONSOLIDATED FINANCIAL STATEMENTS
                     AS OF DECEMBER 31, 1997, 1998 AND 1999

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
Reports of Independent Public Accountants
  Arthur Andersen LLP.......................................  F-2
  Ernst & Young LLP.........................................  F-3
Consolidated Financial Statements of Paradigm4, Inc. and
  Subsidiaries
  Consolidated Balance Sheets as of December 31, 1998 and
     1999...................................................  F-4
  Consolidated Statements of Operations for the Years Ended
     December 31, 1997, 1998 and 1999.......................  F-5
  Consolidated Statements of Changes in Stockholders' Equity
     (Deficit) for the Years Ended December 31, 1997, 1998
     and 1999...............................................  F-6
  Consolidated Statements of Cash Flows for the Years Ended
     December 31, 1997, 1998 and 1999.......................  F-7
Notes to Consolidated Financial Statements..................  F-8

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholders of Paradigm4, Inc. and Subsidiaries:

     We have audited the accompanying consolidated balance sheets of Paradigm4, Inc. (a Delaware corporation) and subsidiaries as of December 31, 1998 and 1999, and the related consolidated statements of operations, changes in stockholders' equity (deficit) and cash flows for each of the two years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Paradigm4, Inc. and subsidiaries at December 31, 1998 and 1999, and the consolidated results of their operations and their cash flows for each of the two years then ended in conformity with accounting principles generally accepted in the United States.

                                          ARTHUR ANDERSEN LLP

Hartford, Connecticut
March 24, 2000

                         REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Stockholders of Paradigm4, Inc.:

     We have audited the accompanying statements of operations, changes in stockholders' equity (deficit) and cash flows of Paradigm4, Inc., for the year ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of Paradigm4, Inc. for the year ended December 31, 1997 in conformity with accounting principles generally accepted in the United States.

                                          ERNST & YOUNG LLP

New York, New York
February 20, 1998

                        PARADIGM4, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                           December 31, 1998 and 1999

                                                                  1998            1999
                                                              ------------    ------------
ASSETS
Current assets:
  Cash and cash equivalents.................................  $    348,739    $  1,841,635
  Accounts receivable, net (Note 2).........................       518,487       3,252,145
  Costs and estimated earnings in excess of billings under
     uncompleted contracts (Note 2).........................     7,149,449       4,666,580
  Prepaid expenses and other current assets.................        95,816         654,467
  Assets related to contract held for sale, net.............     3,738,947       3,820,041
                                                              ------------    ------------
Total current assets........................................    11,851,438      14,234,868
Property and equipment, at cost, net (Note 3)...............     2,304,378       1,841,494
Other assets:
  Restricted cash (Note 7)..................................       700,000       2,089,457
  Deferred financing costs, net.............................       304,000         259,327
  Other assets..............................................       158,000         377,027
                                                              ------------    ------------
Total assets................................................  $ 15,317,816    $ 18,802,173
                                                              ============    ============
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
  Accounts payable..........................................  $  3,512,441    $  3,479,484
  Accrued expenses and other current liabilities............     1,722,852       2,730,652
  Deferred revenue (Note 2).................................       136,923       1,445,084
  Reserve for losses on uncompleted contracts (Note 2)......     2,732,481       5,131,288
  Notes payable and current portion of capital lease
     obligation payable (Note 4)............................    20,396,386      17,753,695
                                                              ------------    ------------
Total current liabilities...................................    28,501,083      30,540,203
Capital lease obligation payable, net of current portion
  (Note 4)..................................................       233,143          92,092
                                                              ------------    ------------
Total liabilities...........................................    28,734,226      30,632,295
                                                              ------------    ------------
Commitments and contingencies (Note 8)
Stockholders' equity (deficit):
  Convertible preferred stock $.001 par value, 2,000,000 and
     12,504,057 shares authorized, 569,105 and 11,363,453
     issued and outstanding, as of December 31, 1998 and
     1999, respectively (Note 5)............................           569          11,363
  Common stock, $.001 par value, 18,000,000 and 30,000,000
     shares authorized, 2,657,697 and 2,797,596 shares
     issued and outstanding, as of December 31, 1998 and
     1999, respectively.....................................         2,658           2,798
  Additional paid-in capital................................    15,521,512      37,871,830
  Common stock warrants.....................................       241,857       1,898,836
  Accumulated deficit.......................................   (29,183,006)    (51,614,949)
                                                              ------------    ------------
Total stockholders' equity (deficit)........................   (13,416,410)    (11,830,122)
                                                              ------------    ------------
Total liabilities and stockholders' equity (deficit)........  $ 15,317,816    $ 18,802,173
                                                              ============    ============

  The accompanying notes are an integral part of these consolidated financial statements.

                        PARADIGM4, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

              For the Years Ended December 31, 1997, 1998 and 1999

                                                       1997            1998            1999
                                                    -----------    ------------    ------------
Services revenues.................................  $ 6,693,106    $    947,550    $  6,295,636
Hardware and third party software sales...........    4,934,535       2,711,323       3,735,350
                                                    -----------    ------------    ------------
Total revenues....................................   11,627,641       3,658,873      10,030,986
                                                    -----------    ------------    ------------
Cost of services revenues.........................    1,594,891       8,517,315      12,280,118
Cost of hardware and third party software sales...    4,524,974       2,675,514       2,866,291
                                                    -----------    ------------    ------------
Total cost of revenues............................    6,119,865      11,192,829      15,146,409
                                                    -----------    ------------    ------------
Gross profit (loss)...............................    5,507,776      (7,533,956)     (5,115,423)
Research and development expenses.................    1,972,556       3,330,427       5,517,732
Selling and marketing expenses....................    2,655,676       3,725,017       3,569,855
General and administrative expenses...............    4,633,864       4,733,428       3,774,858
Depreciation and amortization expense.............      724,615       1,677,737       1,858,831
                                                    -----------    ------------    ------------
Loss from operations..............................   (4,478,935)    (21,000,565)    (19,836,699)
Interest expense..................................      347,174       1,590,406       1,983,845
Interest income...................................       51,257          54,190         116,214
Other income (expense), net (Notes 5 and 11)......           --         476,475        (251,951)
                                                    -----------    ------------    ------------
Loss from continuing operations before provision
  for income taxes................................   (4,774,852)    (22,060,306)    (21,956,281)
Provision for income taxes........................       94,562           7,000           1,010
                                                    -----------    ------------    ------------
Loss from continuing operations...................   (4,869,414)    (22,067,306)    (21,957,291)
Discontinued operations of contract held for sale
  (Note 1)........................................      (22,377)      1,040,835        (474,652)
                                                    -----------    ------------    ------------
Net loss..........................................  $(4,891,791)   $(21,026,471)   $(22,431,943)
                                                    ===========    ============    ============
Basic and diluted (loss) earnings per share (Note
  2):
  Continuing operations...........................  $     (1.89)   $      (8.42)   $      (8.03)
  Discontinued operations.........................        (0.01)           0.40            (.17)
                                                    -----------    ------------    ------------
Net loss..........................................  $     (1.90)   $      (8.02)   $      (8.20)
                                                    ===========    ============    ============
Weighted average shares outstanding (Note 2)......    2,568,826       2,619,424       2,733,995
                                                    ===========    ============    ============
Pro forma net loss per share (Note 2).............                                 $      (0.72)
                                                                                   ============
Shares used in computing pro forma net loss per
  share (Note 2)..................................                                   31,150,480
                                                                                   ============

  The accompanying notes are an integral part of these consolidated financial statements.

                        PARADIGM4, INC. AND SUBSIDIARIES

      CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)

              For the Years Ended December 31, 1997, 1998 and 1999

                                                                        SERIES A          SERIES B          SERIES C
                                                                      CONVERTIBLE        CONVERTIBLE       CONVERTIBLE
                                                  COMMON STOCK         PREFERRED          PREFERRED         PREFERRED
                                               ------------------   ----------------   ---------------   ---------------
                                                SHARES     AMOUNT   SHARES    AMOUNT   SHARES   AMOUNT   SHARES   AMOUNT
                                               ---------   ------   -------   ------   ------   ------   ------   ------
Balance at December 31, 1996.................  2,568,410   $2,570   275,000    $275    25,000    $25     50,000    $50
 Exercise of common stock options............      2,000      --         --      --        --     --         --     --
 Issuance of series E preferred..............         --      --         --      --        --     --         --     --
 Issuance of warrants in connection with
   bridge loan financing.....................         --      --         --      --        --     --         --     --
 Issuance of warrants in connection with
   credit agreement..........................         --      --         --      --        --     --         --     --
 Issuance of warrants in connection with
   capital lease financing...................         --      --         --      --        --     --         --     --
 Net loss....................................         --      --         --      --        --     --         --     --
                                               ---------   ------   -------    ----    ------    ---     ------    ---
Balance at December 31, 1997.................  2,570,410   2,570    275,000     275    25,000     25     50,000     50
 Exercise of common stock options............     64,787      65         --      --        --     --         --     --
 Stock grant to Birchmere Investments........     10,000      10         --      --        --     --         --     --
 Conversion of debt to series E preferred....         --      --         --      --        --     --         --     --
 Issuance of warrants in connection with debt
   agreements................................         --      --         --      --        --     --         --     --
 Stock grants to employees...................     12,500      13         --      --        --     --         --     --
 Net loss....................................         --      --         --      --        --     --         --     --
                                               ---------   ------   -------    ----    ------    ---     ------    ---
Balance at December 31, 1998.................  2,657,697   2,658    275,000     275    25,000     25     50,000     50
 Exercise of common stock options............    134,899     135         --      --        --     --         --     --
 Issuance of series F preferred stock and
   common stock warrants.....................         --      --         --      --        --     --         --     --
 Conversion of debt to series F preferred....         --      --         --      --        --     --         --     --
 Costs related to series F financing.........         --      --         --      --        --     --         --     --
 Issuance of warrants (Note 5)...............         --      --         --      --        --     --         --     --
 Issuance of warrants in connection with
   financing agreements......................         --      --         --      --        --     --         --     --
 Stock grant to employee.....................      5,000       5         --      --        --     --         --     --
 Issuance of common stock options and
   warrants in connection with
   acquisitions..............................         --      --         --      --        --     --         --     --
 Net loss....................................         --      --         --      --        --     --         --     --
                                               ---------   ------   -------    ----    ------    ---     ------    ---
Balance at December 31, 1999.................  2,797,596   $2,798   275,000    $275    25,000    $25     50,000    $50
                                               =========   ======   =======    ====    ======    ===     ======    ===

                                                  SERIES D           SERIES E             SERIES F
                                                 CONVERTIBLE       CONVERTIBLE          CONVERTIBLE
                                                  PREFERRED         PREFERRED            PREFERRED         ADDITIONAL      COMMON
                                               ---------------   ----------------   --------------------     PAID-IN       STOCK
                                               SHARES   AMOUNT   SHARES    AMOUNT     SHARES     AMOUNT      CAPITAL      WARRANTS
                                               ------   ------   -------   ------   ----------   -------   -----------   ----------
Balance at December 31, 1996.................  40,000    $40          --    $ --            --   $    --   $ 6,636,627   $       --
 Exercise of common stock options............      --     --          --      --            --        --         1,000           --
 Issuance of series E preferred..............      --     --     100,000     100            --        --     4,658,859           --
 Issuance of warrants in connection with
   bridge loan financing.....................      --     --          --      --            --        --            --       92,500
 Issuance of warrants in connection with
   credit agreement..........................      --     --          --      --            --        --            --       47,158
 Issuance of warrants in connection with
   capital lease financing...................      --     --          --      --            --        --            --       15,000
 Net loss....................................      --     --          --      --            --        --            --           --
                                               ------    ---     -------    ----    ----------   -------   -----------   ----------
Balance at December 31, 1997.................  40,000     40     100,000     100            --        --    11,296,486      154,658
 Exercise of common stock options............      --     --          --      --            --        --        32,378           --
 Stock grant to Birchmere Investments........      --     --          --      --            --        --        99,990           --
 Conversion of debt to series E preferred....      --     --      79,105      79            --        --     3,955,170           --
 Issuance of warrants in connection with debt
   agreements................................      --     --          --      --            --        --            --       87,199
 Stock grants to employees...................      --     --          --      --            --        --       137,488           --
 Net loss....................................      --     --          --      --            --        --            --           --
                                               ------    ---     -------    ----    ----------   -------   -----------   ----------
Balance at December 31, 1998.................  40,000     40     179,105     179            --        --    15,521,512      241,857
 Exercise of common stock options............      --     --          --      --            --        --        71,015           --
 Issuance of series F preferred stock and
   common stock warrants.....................      --     --          --      --     5,876,510     5,877    12,334,794           --
 Conversion of debt to series F preferred....      --     --          --      --     4,917,838     4,917    10,322,542           --
 Costs related to series F financing.........      --     --          --      --            --        --      (470,856)     215,856
 Issuance of warrants (Note 5)...............      --     --          --      --            --        --            --      578,659
 Issuance of warrants in connection with
   financing agreements......................      --     --          --      --            --        --            --      829,521
 Stock grant to employee.....................      --     --          --      --            --        --        10,495           --
 Issuance of common stock options and
   warrants in connection with
   acquisitions..............................      --     --          --      --            --        --        82,328       32,943
 Net loss....................................      --     --          --      --            --        --            --           --
                                               ------    ---     -------    ----    ----------   -------   -----------   ----------
Balance at December 31, 1999.................  40,000    $40     179,105    $179    10,794,348   $10,794   $37,871,830   $1,898,836
                                               ======    ===     =======    ====    ==========   =======   ===========   ==========


                                               ACCUMULATED
                                                 DEFICIT         TOTAL
                                               ------------   ------------
Balance at December 31, 1996.................  $ (3,264,744)  $  3,374,843
 Exercise of common stock options............            --          1,000
 Issuance of series E preferred..............            --      4,658,959
 Issuance of warrants in connection with
   bridge loan financing.....................            --         92,500
 Issuance of warrants in connection with
   credit agreement..........................            --         47,158
 Issuance of warrants in connection with
   capital lease financing...................            --         15,000
 Net loss....................................    (4,891,791)    (4,891,791)
                                               ------------   ------------
Balance at December 31, 1997.................    (8,156,535)     3,297,669
 Exercise of common stock options............            --         32,443
 Stock grant to Birchmere Investments........            --        100,000
 Conversion of debt to series E preferred....            --      3,955,249
 Issuance of warrants in connection with debt
   agreements................................            --         87,199
 Stock grants to employees...................            --        137,501
 Net loss....................................   (21,026,471)   (21,026,471)
                                               ------------   ------------
Balance at December 31, 1998.................   (29,183,006)   (13,416,410)
 Exercise of common stock options............            --         71,150
 Issuance of series F preferred stock and
   common stock warrants.....................            --     12,340,671
 Conversion of debt to series F preferred....            --     10,327,459
 Costs related to series F financing.........            --       (255,000)
 Issuance of warrants (Note 5)...............            --        578,659
 Issuance of warrants in connection with
   financing agreements......................            --        829,521
 Stock grant to employee.....................            --         10,500
 Issuance of common stock options and
   warrants in connection with
   acquisitions..............................            --        115,271
 Net loss....................................   (22,431,943)   (22,431,943)
                                               ------------   ------------
Balance at December 31, 1999.................  $(51,614,949)  $(11,830,122)
                                               ============   ============

  The accompanying notes are an integral part of these consolidated financial statements.

                        PARADIGM4, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

              For the Years Ended December 31, 1997, 1998 and 1999

                                                                 1997            1998            1999
                                                              -----------    ------------    ------------
OPERATING ACTIVITIES:
Net loss....................................................  $(4,891,791)   $(21,026,471)   $(22,431,943)
Adjustments to reconcile net loss to net cash used in
 operating activities:
 Depreciation and amortization..............................      724,615       1,677,737       1,858,831
 Increase in reserve for losses on uncompleted contracts....           --       2,642,543       2,398,807
 Increase (decrease) in allowance for amounts loaned to Data
   On Air, Inc..............................................           --         612,703        (612,703)
 Loss on impairment of licensing rights.....................           --         250,000              --
 Write-off of bid and proposal costs........................           --          74,736              --
 Write-off of organization costs............................           --          62,292              --
 Write-off of deferred financing costs......................           --              --         304,000
 Common stock warrants issued in connection with debt
   agreements...............................................      139,658          87,199         974,173
 Common stock grants to employees...........................           --         137,500          10,500
 Common stock grants to Birchmere Investments...............           --         100,000              --
 Options granted in acquisition.............................           --              --          82,328
 Changes in operating assets and liabilities:
 Accounts receivable........................................     (582,600)        542,929      (2,733,658)
 Cost and estimated earnings in excess of billings under
   uncompleted contracts....................................   (7,973,742)      2,848,581       2,482,869
 Inventories................................................      105,091              --              --
 Prepaid expenses...........................................       (1,708)        (87,589)       (558,651)
 Other assets...............................................       (4,351)       (120,390)       (719,572)
 Accounts payable...........................................    2,038,308      (2,825,646)        (32,957)
 Assets related to contract held for sale...................     (444,874)     (2,353,808)        (81,094)
 Accrued expenses and other current liabilities.............    2,713,312         424,249       1,007,800
 Deferred revenue...........................................           --         136,923       1,308,161
                                                              -----------    ------------    ------------
Net cash used in operating activities.......................   (8,178,082)    (16,816,512)    (16,743,109)
                                                              -----------    ------------    ------------
INVESTING ACTIVITIES:
Purchases of property, plant and equipment..................     (600,520)     (1,195,609)       (113,530)
(Loans to) proceeds from Data On Air, Inc. .................           --        (612,703)        612,703
Decrease (increase) in restricted cash......................      248,500          54,866      (1,389,457)
Deferred financing costs....................................           --        (310,000)       (520,201)
Acquisition of licensing rights.............................     (500,000)             --              --
                                                              -----------    ------------    ------------
Net cash used in investing activities.......................     (852,020)     (2,063,446)     (1,410,485)
                                                              -----------    ------------    ------------
FINANCING ACTIVITIES:
Repayment of credit line....................................     (250,000)       (150,000)             --
Proceeds from (repayment of) credit agreement...............      150,000      16,124,862      (1,207,977)
Proceeds from subordinated notes, net.......................    3,700,071       3,500,000       8,950,000
Repayment of stockholder/officers loans.....................     (170,565)        (51,589)             --
Payment of capital lease obligations........................     (231,276)       (330,905)       (507,354)
Proceeds from common stock options exercised................        1,000          37,943          71,150
Proceeds from sale of preferred stock and related warrants,
 net of $255,000 of issuance costs in 1999..................    4,658,959              --      12,340,671
Proceeds from subscription receivable.......................      286,875              --              --
Proceeds from sale/leaseback of equipment...................      783,987              --              --
                                                              -----------    ------------    ------------
Net cash provided by financing activities...................    8,929,051      19,130,311      19,646,490
                                                              -----------    ------------    ------------
Net increase (decrease) in cash and cash equivalents........     (101,051)        250,353       1,492,896
Cash and cash equivalents, beginning of year................      199,437          98,386         348,739
                                                              -----------    ------------    ------------
Cash and cash equivalents, end of year......................  $    98,386    $    348,739    $  1,841,635
                                                              ===========    ============    ============
SUPPLEMENTAL CASH INFORMATION:
Interest paid...............................................  $   119,000    $  1,399,194    $  1,664,891
                                                              ===========    ============    ============
Taxes paid..................................................  $    87,000    $     60,000    $      2,444
                                                              ===========    ============    ============
SUPPLEMENTAL NON-CASH INFORMATION:
Conversion of convertible notes payable, officer loans and
 related accrued interest into series E and F convertible
 preferred stock (Note 4)...................................  $        --    $  3,955,250    $ 10,327,459
                                                              ===========    ============    ============
Issuance of common stock options and warrants in
 acquisition................................................  $        --    $         --    $    115,271
                                                              ===========    ============    ============

  The accompanying notes are an integral part of these consolidated financial statements.

                        PARADIGM4, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        December 31, 1997, 1998 and 1999

1. ORGANIZATION:

     Paradigm4, Inc. (Paradigm4), a Delaware corporation, was incorporated on December 18, 1995 and began operations in January 1996. Paradigm4 and its subsidiaries (the Company) provides its customers with a broad range of solutions that enable them to access and exchange information on a wireless basis. The Company's customers at December 31, 1999 are primarily in the public sector in the United States.

     The accompanying consolidated financial statements include the accounts of Paradigm4 and its subsidiaries, EGL Networks, Inc. (EGL) and P4 Services, Inc. All intercompany transactions have been eliminated in consolidation. Paradigm4 acquired 80% of EGL during 1998 for $371,000 in cash. In 1999, the Company acquired the remaining 20% of the stock of EGL for $92,000 in cash.

     In September 1999, the Company acquired certain assets of Vendata, Inc. from its stockholders in exchange for 141,843 options of the Company's common stock exercisable at $2.10 per share and warrants to acquire an additional 28,156 shares of common stock at $2.10 per share. At the date of the transaction, the Company determined that the fair market value of the stock options and warrants were $115,271, and as such has recorded goodwill for that amount.

     In connection with these transactions, the Company has allocated the purchase price to the tangible assets based on their fair market value with the excess allocated to goodwill. The Company will amortize this goodwill over 10 years.

     The Board of Directors has authorized the filing of a registration statement with the Securities and Exchange Commission (SEC) that would permit the Company to sell shares of the Company's common stock in connection with a proposed initial public offering (IPO). If the offering is consummated under the terms presently anticipated, all the then outstanding shares of the Company's convertible preferred stock (including 11,524,809 shares of series G preferred stock issued in February 2000) will convert into 28,416,485 shares of common stock upon the closing of the proposed IPO with no additional consideration.

     Since 1996, the Company has been providing engineering and implementation services under a fixed-price contract with the City of New York to design and implement a payroll system. Revenues generated from this contract were $443,697, $2,904,738 and $5,670,148 for the years ended December 31, 1997, 1998 and 1999, respectively. Total payments to the Company are scheduled to be $63.0 million from January 2000 to the expected completion of the project in 2003, assuming the Company meets specified performance milestones. In April 2000, the Company received a non-binding letter of intent relating to the assignment of its obligations under this contract. The letter of intent is subject to the assignee's due diligence and other conditions. As this contract and related activities, assets and personnel are physically, operationally and for financial reporting purposes clearly distinguishable from other assets and represent a separate major line of business and class of customers, this plan affects a segment of a business as defined in Accounting Principles Board (APB) Opinion No. 30, "Reporting the Results of Operations -- Reporting the Effects of Disposals of a Segment of a Business and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." This sale is expected to be completed during 2000. As such, the results of operations of this contract have been classified as discontinued operations of contract held for sale and related assets have been classified as assets related to contract held for sale in the accompanying consolidated financial statements. The Company expects that the final negotiated price for this contract will at least be equal to the net carrying value of the assets held for sale at the closing of this transaction. The discontinued operations of contract held for sale is presented without allocation of research and development, selling and marketing, depreciation and amortization and interest expenses.

                        PARADIGM4, INC. AND SUBSIDIARIES

                        December 31, 1997, 1998 and 1999

     Assets and liabilities related to contracts held for sale, net at each December 31 is as follows:

                                                       1998         1999
                                                       ----         ----
Accounts receivable...............................  $1,162,933   $3,614,067
Costs and estimated earnings in excess of billings
  under uncompleted contracts.....................   3,809,861    3,425,335
Other assets......................................     317,947      317,947
Accounts payable..................................    (604,179)  (1,750,358)
Accrued expenses and other current liabilities....    (947,615)  (1,786,950)
                                                    ----------   ----------
                                                    $3,738,947   $3,820,041
                                                    ==========   ==========

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

  Revenue and cost recognition --

     Revenues from fixed-price contracts are recognized on a percentage-of-completion basis, measured by the cost-to-cost method, in accordance with Statement of Position (SOP) No. 81-1, "Accounting for Performance of Construction and Certain Production -- Type Contracts." Provisions for estimated losses on uncompleted contracts are recorded in the consolidated statement of operations in the period in which such losses are determined. The reserve for losses on uncompleted contracts was $2,732,481 and $5,131,288 at December 31, 1998 and 1999, respectively, as reflected in the accompanying consolidated balance sheets. Changes in job performance, job conditions and estimated profitability may result in revisions to costs and revenue and are recognized in the period in which the revisions are determined.

     Deferred revenue consists primarily of maintenance service revenues. As of December 31, 1999, deferred revenue also includes $1,032,174 related to advance billings.

     Costs of services revenues consists primarily of compensation, benefits, subcontracted consulting costs and allocated overhead costs related to consulting personnel and the customer support group. Costs of hardware and third party software sales consists primarily of third party hardware and software products, which are resold by the Company.

  Cash and cash equivalents --

     The Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

  Accounts receivable, net --

     Accounts receivable are net of allowances for doubtful accounts totaling $0 and $224,000 at December 31, 1998 and 1999, respectively. Accounts receivable at December 31, 1998 included holdbacks on contract costs in the amount of $77,787, payable upon final acceptance of the deliverable.

  Costs and estimated earnings in excess of billings under uncompleted contracts --

     Recoverable costs and accrued profit related to long-term contracts on which revenue has been recognized, but billings have not been presented to the customer (unbilled receivables), are included in costs and estimated earnings in excess of billings under uncompleted contracts.

                        PARADIGM4, INC. AND SUBSIDIARIES

                        December 31, 1997, 1998 and 1999

  Long-lived assets --

     The Company accounts for long-lived assets in accordance with Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting For the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of". This statement requires a company to review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. During 1998, the Company determined that certain licensing rights had been impaired and wrote-off the unamortized balance of $250,000.

  Deferred financing costs, net

     Deferred financing costs are being amortized over the life of the debt to which they relate. As of December 31, 1998 and 1999, accumulated amortization was $91,000 and $238,853, respectively. In connection with the amendment of the Company's credit agreement (Note 4), $304,000 of unamortized deferred financing costs were written off.

  Bid and proposal costs --

     Prior to 1998, the Company capitalized and amortized bid and proposal costs on contracts which had been awarded the Company over the life of the contract. During 1998, the Company wrote-off bid and proposal costs of $74,736 previously capitalized and began to expense bid and proposal costs as incurred.

  Organization costs --

     On April 9, 1998, the American Institute of Certified Public Accountants (AICPA) issued SOP No. 98-5, "Reporting on the Costs of Start-Up Activities." This statement requires that all non-governmental entities expense costs of start-up activities as those costs are incurred. The term "start-up" is broadly defined and includes pre-operating, pre-opening and organizational activities. This statement was effective for fiscal years beginning after December 15, 1998, however, early adoption was recommended. The Company adopted SOP No. 98-5 during 1998 and, therefore, expensed the remaining unamortized balance of organization costs of $62,292 during 1998.

  Software development costs --

     The Company expenses research and development costs as incurred. The Company has evaluated the establishment of technological feasibility of its products in accordance with SFAS No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed." The Company defines technological feasibility as the completion of a working model. The Company sells products and services that are subject to rapid technological change, new product development and changing customer needs. The Company has concluded that technological feasibility is not established until the development stage of the product is nearly complete. The time period during which costs could be capitalized from the point of reaching technological feasibility until the time of general product release is very short and, consequently, the amounts that could be capitalized are not material to the Company's financial position or results of operations. Therefore, the Company has charged all such costs to research and development in the period incurred.

  Earnings per share --

     The Company computes net loss per share pursuant to SFAS No. 128, "Earnings Per Share," and SEC Staff Accounting Bulletin (SAB) No. 98. Basic net loss per share is computed by dividing net loss applicable to common stockholders by the weighted average number of shares of the Company's common stock outstanding during the period. Diluted net loss per share is determined in the same manner as basic net loss per share except that the number of weighted average shares is increased assuming exercise of

                        PARADIGM4, INC. AND SUBSIDIARIES

                        December 31, 1997, 1998 and 1999

dilutive stock options and warrants using the treasury stock method and dilutive conversion of the Company's preferred stock. Weighted average basic and dilutive shares outstanding, comprised solely of outstanding common stock during the years ended December 31, 1997, 1998 and 1999 were 2,568,826, 2,619,424, and
2,733,995 respectively.

     For the years ended December 31, 1997, 1998 and 1999, options to purchase 1,588,085, 1,653,831, and 5,989,415 shares of common stock, respectively, preferred stock convertible into 2,940,000, 3,626,363, and 16,891,676 shares of common stock, respectively, and warrants to purchase 440,905, 1,416,340, and 2,787,145 shares of common stock, respectively, were excluded from the calculation of diluted loss per share since their inclusion would be antidilutive for all periods presented.

     Pro forma net loss per share has been calculated assuming the conversion of all outstanding shares of preferred stock including series G which was issued in February 2000, that are mandatorily convertible upon the Company's anticipated initial public offering into 28,416,485 shares of common stock, as if the shares had converted as of January 1, 1999.

     The consolidated financial statements give retroactive effect to the 5:1 split of the Company's common stock of October 1, 1997.

  Use of estimates --

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The principal areas of estimation are in determining total contract costs, accruals and provision for losses on uncompleted contracts. Actual results could differ from those estimates.

  Segments --

     The Company has one reportable segment. As such, all information contained in the accompanying consolidated financial statements and related notes include all required disclosures for this segment.

  New accounting standards --

     In June 1998, the Financial Accounting Standards Board issued SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities," which establishes the accounting and reporting standards for derivative instruments and for hedging activities. The effective date of SFAS No. 133 (which was deferred through the issuance of SFAS No. 137) is the Company's calendar year commencing January 1, 2001. This statement is not expected to have a material effect on the Company's consolidated operating results or financial position upon adoption.

     In December 1999, the SEC issued SAB No. 101, "Revenue Recognition in Financial Statements." SAB No. 101 provides the SEC's views on the issue of revenue recognition. The underlying concept that SAB No. 101 is intended to clarify is that "revenue should not be recognized until it is realized or realizable and earned." SAB No. 1 provides guidance on applying the broad concept as well as examples of acceptable and unacceptable revenue recognition situations. SAB No. 101 states that revenue is recognizable if all of the following four criteria are met:

     - Persuasive evidence of an arrangement exists,

     - Delivery has occurred or services have been rendered,

     - The seller's price to the buyer is fixed and determinable, and

     - Collectibility is reasonably expected.

                        PARADIGM4, INC. AND SUBSIDIARIES

                        December 31, 1997, 1998 and 1999

     Effectively, SAB No. 101 states that if a Company's efforts, subsequent to delivering a product or service to a customer, to obtain customer acceptance of such product or service are more than perfunctory, a sale has not occurred and therefore, the associated revenue cannot be recognized.

     SAB No. 101 must be adopted by the Company for all years presented in the accompanying consolidated financial statements. The Company determined that SAB No. 101 did not have a material effect as of and for years from inception through December 31, 1999, as the majority of the Company's revenues are recognized on the percentage-of-completion basis.

  Fair value of financial instruments --

     The carrying amounts of the Company's cash and cash equivalents, accounts receivable, accounts payable, and debt obligations approximate their fair value.

  Reclassifications --

     Certain prior year amounts have been reclassified to be consistent with the current year presentation.

3. PROPERTY AND EQUIPMENT:

     Property and equipment is stated at cost. Depreciation is provided principally by the straight-line method over the estimated useful lives of the property and equipment, which range from 3-5 years.

     Maintenance and repairs are charged to expense as incurred, except those expenditures that increase the useful lives of the assets, which are capitalized. When properties are replaced, retired or otherwise disposed of, the cost of such properties and the accumulated depreciation thereon is deducted from the respective accounts and the related gain or loss, if any, is reflected in operations.

     Property and equipment at December 31, 1998 and 1999 consists of the following:

                                                                             ESTIMATED
                                                1998           1999        USEFUL LIVES
                                             -----------    -----------    -------------
Software...................................  $   610,750    $   840,406       3 years
Office furniture and equipment.............      807,198        963,488       5 years
Computer equipment.........................    2,634,349      3,325,577       3 years
Leasehold improvements.....................       68,778        126,974    Life of lease
                                             -----------    -----------
                                               4,121,075      5,256,445
Less accumulated depreciation and
  amortization.............................   (1,816,697)    (3,414,951)
                                             -----------    -----------
                                             $ 2,304,378    $ 1,841,494
                                             ===========    ===========

     Computer equipment includes assets under capitalized lease obligations with a cost of approximately $1,543,124 and $1,697,134 as of December 31, 1998 and 1999, respectively. The accumulated depreciation attributable to assets under capital leases is approximately $896,148 and $1,489,682 as of December 31, 1998 and 1999, respectively.

                        PARADIGM4, INC. AND SUBSIDIARIES

                        December 31, 1997, 1998 and 1999

4. DEBT AGREEMENTS:

     At December 31, 1998 and 1999, the Company's debt arrangements consisted of the following:

                                                               1998           1999
                                                            -----------    -----------
Credit agreement(a).......................................  $16,124,862    $14,916,885
Subordinated notes from stockholders(b)...................    3,500,000      2,500,000
Capital lease obligations(c)..............................      936,256        428,902
Shareholder/officers(d)...................................       68,411             --
                                                            -----------    -----------
                                                            $20,629,529    $17,845,787
                                                            ===========    ===========

a.   Credit agreement --

     In June 1998, the Company entered into an $18 million credit agreement (the Agreement) with Greyrock Capital (Greyrock). Borrowings under the Agreement are collateralized by a security interest in all of the Company's assets. During 1999, this Agreement was amended to extend the maturity to October 31, 2000 and increase the term loan portion of the Agreement by $5 million.

     The Agreement includes two $5 million term loans (Term Loans) and an $8 million line of credit (the Line). Accrued interest on the Term Loans and the Line is payable monthly at a rate equal to the lender's prime rate plus 2% (9.75% and 10.5% at December 31, 1998 and 1999, respectively) until the maturity dates, which are May 30, 2000 for one of the $5 million term loans and October 31, 2000 for the second $5 million term loan and the Line, at which time the applicable principal balance, as well as any unpaid interest, is due in full.

     Additional availability under the Line is based on a borrowing base formula comprised of 80% of eligible accounts receivable and 50% of eligible costs and estimated earnings in excess of billings, as defined. Availability of borrowings using this formula was approximately $1,783,000 at December 31, 1999. Borrowings under the Term Loan and Line were $10,000,000 and $4,916,885, respectively at December 31, 1999.

b.   Subordinated notes --

     During 1998, the Company obtained $3,550,000 (including $50,000 to a stockholder/officer; see (d) below) of subordinated debt from certain stockholders. In addition, during 1999 the Company obtained an additional $6,400,000 of subordinated debt from various sources. Prior to December 31, 1999, these debt holders converted their subordinated debt ($9,950,000) plus related accrued interest ($377,459) into 4,917,838 shares of series F convertible preferred stock at a conversion price of $2.10 per share (Note
     5). Also, during 1999, the Company obtained an additional $2,500,000 of subordinated debt from a stockholder. The interest rate on the debt is based on the prime rate plus 5% (13.5% at December 31, 1999). Subsequent to December 31, 1999, this note and the related accrued interest, which totalled $2,707,003, was converted into 957,447 shares of series G convertible preferred stock based on a conversion rate of $2.82 per share and $7,003 in cash (Note 12).

c.   Capital lease obligations --

     The Company has entered into several leases for computer equipment. The agreements provide for monthly payments, including interest ranging from 10% to 10.75%, of approximately $66,000 through February 2000 with a balloon payment of $120,000 in February 2000 and monthly payments of

                        PARADIGM4, INC. AND SUBSIDIARIES

                        December 31, 1997, 1998 and 1999

     approximately $9,000 thereafter through September 2001 with a balloon payment of $42,000 at maturity. Subsequent to December 31, 1999, the Company paid all capital lease obligation in full.

     The following is a schedule of the future minimum lease payments under capital leases, together with the present value of the net minimum lease payments:

YEARS ENDING DECEMBER 31:
-------------------------
  2000......................................................  $ 336,810
  2001......................................................     92,092
                                                              ---------
Present value of net minimum lease payments.................    428,902
Less -- current portion.....................................   (336,810)
                                                              ---------
                                                              $  92,092
                                                              =========

d.  Stockholder/officers --

    Borrowings under notes payable to stockholders/officers were converted to series F preferred stock in 1999 (Note 5).

5. STOCKHOLDERS' EQUITY:

  Convertible preferred stock --

     Convertible preferred stock consists of the following at December 31, 1999. Convertible preferred stock, par value $.001 authorized 12,504,057 shares:

                                                                  LIQUIDATION      COMMON SHARES
                                   SHARES           TOTAL            VALUE         AS CONVERTED
                                 ----------      -----------      -----------      -------------
Series A (a)                        275,000      $ 2,750,000      $ 2,750,000        1,375,000
Series B (b)                         25,000          500,000          500,000          125,000
Series C (c)                         50,000        1,250,000        1,250,000          250,000
Series D (d)                         40,000        2,000,000        2,000,000          793,652
Series E (e)                        179,105        8,955,250        8,955,250        3,553,676
Series F (f)                     10,794,348       22,668,130       22,668,130       10,794,348
                                 ----------      -----------      -----------       ----------
                                 11,363,453      $38,123,381      $38,123,381       16,891,676
                                 ==========      ===========      ===========       ==========

---------------
a. The series A preferred stock was issued in 1996 at $10 per share with a liquidation preference of $10 per share. Series A preferred stockholders are subordinate to the claims of series E and F preferred stockholders. Each share of series A preferred stock is convertible into five shares of the Company's common stock at the holders' option and automatically converts upon the occurrence of certain events (see g below).

b. The series B preferred stock was issued in 1996 at $20 per share with a liquidation preference of $20 per share. Series B preferred stockholders are subordinate to the claims of series E and F preferred stockholders. Each share of series B preferred stock is convertible into five shares of the Company's common stock at the holders' option and automatically converts upon the occurrence of certain events (see g below).

c. The series C preferred stock was issued in 1996 at $25 per share with a liquidation preference of $25 per share. Series C preferred stockholders are subordinate to the claims of series E and F preferred stockholders. Each share of series C preferred stock is convertible into five shares of the Company's

                        PARADIGM4, INC. AND SUBSIDIARIES

                        December 31, 1997, 1998 and 1999

   common stock at the holders' option and automatically converts upon the occurrence of certain events (see g below).

d. The series D preferred stock was issued in 1996 at $50 per share with a liquidation preference of $50 per share. Series D preferred stockholders are subordinate to the claims of series E and F preferred stockholders. Each share of series D preferred stock is currently convertible into 19.8413 shares of the Company's common stock at the holders' option and automatically converts upon the occurrence of certain events (see g below).

e. During 1997 and 1998, 100,000 and 79,105 shares, respectively, of the series E preferred stock were issued at $50 per share, with a liquidation preference of $50 per share. The 79,105 shares issued in 1998 was the result of the conversion of $3,955,249 of notes payable and accrued interest. Series E and F preferred stockholders have dividend and liquidation preferences over series A, B, C and D stockholders. Each share of series E preferred stock is currently convertible into 19.8413 shares of the Company's common stock at the holders' option and automatically converts upon the occurrence of certain events (see g below). The series E preferred stock is entitled to receive annual cumulative dividends of $4 per share. At December 31, 1999, cumulative dividends approximated $715,000; however, this amount is not accrued since it is only payable upon the occurrence of certain events, none of which are probable at December 31, 1999 (liquidation of the Company or payment of dividends to other equity holders; this dividend right expires on the conversion of the series E convertible preferred stock to common stock).

f. During 1999, 10,794,348 shares of series F preferred stock were issued at $2.10 per share, with a liquidation preference of $2.10 per share. Of the 10,794,348 shares issued, 4,917,838 shares were issued as the result of the conversion of $10,327,459 of subordinated debt and accrued interest (Note 4). Series E and F preferred stockholders have dividend and liquidation preferences over series A, B, C and D stockholders. Each share of series F preferred is convertible into 1 share of the Company's common stock at the holders' option and automatically upon the occurrence of certain events (see g below). The series F preferred stock is entitled to receive annual cumulative dividends of $.168 per share. At December 31, 1999, cumulative dividends approximated $900,000; however, this amount is not accrued since it is only payable upon the occurrence of certain events, none of which are probable at December 31, 1999 (liquidation of the Company or payment of dividends to other equity holders; this dividend right expires on the conversion of the series F preferred stock to common stock).

g. Events that would cause an automatic conversion as forementioned include (1) a public offering with proceeds greater than $30,000,000 or (2) change of control as defined in Section 2(d) of Paradigm4's Seventh Restated Certificate of Incorporation.

     The above listed preferred stock issues have the same voting rights (on an as-converted basis) as the common stock for all matters, except for the election of directors. See Note 12 for additional preferred stock issuances subsequent to December 31, 1999.

  Stock grants --

     During 1998, the Company granted two employees an aggregate of 12,500 shares of common stock in lieu of compensation with a fair market value of $11 per share. In addition, the Company entered into a business advisory arrangement with Birchmere Investments (Birchmere) for the purpose of obtaining future business opportunities. The Company issued Birchmere 10,000 shares of its common stock, with a fair market value of $10 per share, as part of the arrangement.

                        PARADIGM4, INC. AND SUBSIDIARIES

                        December 31, 1997, 1998 and 1999

     During 1999, the Company granted 5,000 shares of common stock to one employee in lieu of compensation with a fair value of $2.10.

  Stock options --

     1999 Stock Plan --

     The 1999 Stock Plan permits the grant of options to directors, employees and consultants. Options may be either incentive stock options within the meaning of Section 422 of the Internal Revenue Code or nonstatutory stock options. In addition, the 1999 Stock Plan permits the grant of stock appreciation rights, stock awards and rights to purchase restricted stock.

     The Board of Directors administers the 1999 Stock Plan or appoints a committee to administer the Plan. The Board of Directors has delegated the authority to administer the 1999 Stock Plan to the compensation committee.

     The maximum term of options granted under the 1999 Stock Plan is ten years. Incentive stock options granted under the 1999 Stock Plan generally are non-transferable. Nonstatutory stock options generally are non-transferable, although the applicable option agreement may permit transfers. Options generally expire after the termination of an option holder's service. An option holder may exercise any options that are exercisable as of the date of termination during the three-month period after termination. If an option holder is permanently disabled or dies during his or her service, such person's options generally may be exercised up to twelve months following disability or death.

     The exercise price of an incentive stock option cannot be less than 100% of the fair market value of the common stock on the date of the grant. The exercise price of a nonstatutory stock option cannot be less than 50% of the fair market value of the common stock on the date of grant.

     The terms of any stock appreciation rights, stock awards or restricted stock purchase rights granted under the 1999 Stock Plan will be determined by the administrator. Stock appreciation rights, stock awards and restricted stock purchase rights awarded under the 1999 Stock Plan are generally non-transferable, although the applicable award agreement may permit transfers.

     The Board of Directors may amend or terminate the 1999 Stock Plan at any time. Amendments will generally be submitted for stockholder approval only to the extent required by applicable law.

     1996 Stock Plan --

     The 1996 Stock Plan permits the grant of options to directors, officers, employees, vendors, advisors and consultants. Options may be either incentive stock options within the meaning of Section 422 of the Internal Revenue Code or nonstatutory stock options.

     SFAS No. 123 "Accounting for Stock-Based Compensation" requires the measurement of the fair value of stock options to be included in the statement of operations or disclosed in the notes to financial statements. The Company has determined that it will continue to account for stock-based compensation for employees under APB Opinion No. 25 and elect the disclosure-only alternative under SFAS No. 123. The Company has computed the pro forma disclosures required under SFAS No. 123 for options granted

                        PARADIGM4, INC. AND SUBSIDIARIES

                        December 31, 1997, 1998 and 1999

in 1997, 1998 and 1999 using the Black-Scholes option pricing model prescribed by SFAS No. 123. The weighted average assumptions used are as follows:

                                                           1997       1998       1999
                                                          -------    -------    -------
Expected dividend yield.................................    0%         0%         0%
Risk-free interest rate.................................   5.93%      6.53%      6.47%
Expected life of options................................  3 years    5 years    5 years

     The Company uses the intrinsic-value method in accounting for its employee stock-based compensation plans. Accordingly, no compensation cost has been recognized for any of its stock options granted because the exercise price of each option equaled or exceeded the fair value of the underlying common stock as of the grant date for each stock option.

     Had compensation cost of the Company's stock option plans been determined based on the fair value at the grant dates of awards under the Plan consistent with the methodology of SFAS No. 123, net loss would have been as follows:

                                               1997            1998            1999
                                            -----------    ------------    ------------
Net loss:
  As reported.............................  $(4,891,791)   $(21,026,471)   $(22,431,943)
  Pro forma...............................   (5,286,504)    (21,517,744)    (23,420,301)
Pro forma net loss per common share:
  As reported.............................  $     (1.90)   $      (8.02)   $      (8.20)
  Pro forma...............................        (2.06)          (8.21)          (8.57)

     A summary of the status of the Company's stock option plans at December 31, 1997, 1998 and 1999 and changes during the years then ended is presented in the table and narrative below:

                                                 1997                   1998                    1999
                                         --------------------   ---------------------   --------------------
                                                     WEIGHTED                WEIGHTED               WEIGHTED
                                                     AVERAGE                 AVERAGE                AVERAGE
                                                     EXERCISE                EXERCISE               EXERCISE
                                          OPTIONS     PRICE      OPTIONS      PRICE      OPTIONS     PRICE
                                         ---------   --------   ----------   --------   ---------   --------
Outstanding at January 1...............    818,585    $ 1.62     1,588,085    $ 6.05    1,653,831    $ 6.74
  Granted/reissued.....................    834,875     10.66       156,592     11.00    4,604,843      2.26
  Exercised............................     (2,000)     0.50       (64,787)     0.52     (134,899)     0.53
  Cancelled/expired....................    (63,375)     4.75       (26,059)     6.21     (134,360)     9.82
                                         ---------              ----------              ---------
Outstanding at December 31.............  1,588,085    $ 6.05     1,653,831    $ 6.74    5,989,415    $ 3.36
                                         =========              ==========              =========
Options exercisable at December 31.....    597,418    $ 4.46    $  976,848    $ 5.61    2,057,283    $ 4.44
                                         =========              ==========              =========
Weighted average fair value of options
  granted during the year..............    834,875    $ 1.74       156,592    $ 3.06    4,604,843    $ 0.62

                        PARADIGM4, INC. AND SUBSIDIARIES

                        December 31, 1997, 1998 and 1999

     The following table presents weighted average price and life information about significant option groups outstanding at December 31, 1999.

                                      WEIGHTED
                                       AVERAGE     WEIGHTED                 WEIGHTED
      RANGE OF                        REMAINING    AVERAGE                  AVERAGE
      EXERCISE           NUMBER      CONTRACTUAL   EXERCISE     NUMBER      EXERCISE
       PRICES          OUTSTANDING      LIFE        PRICE     EXERCISABLE    PRICE
---------------------  -----------   -----------   --------   -----------   --------
$ 0.50 - $ 0.55           166,365     5.9 years     $ 0.52       166,365     $ 0.52
$ 2.00 - $ 2.82         5,012,093     9.8 years       2.23     1,309,523       2.07
$ 5.00                     10,000     8.0 years       5.00         7,500       5.00
$10.00 - $11.00           800,957     8.1 years      10.99       573,895      10.99
                        ---------                              ---------
                        5,989,415     9.5 years     $ 3.36     2,057,283     $ 4.44
                        =========                              =========

  Warrants --

     As of December 31, 1999, the Company has issued and outstanding warrants to purchase 2,787,145 shares of common stock at exercisable prices that range from $1.47 per share to $4.24 per share.

     As of December 31, 1999, the Company has the following outstanding warrants:

                                                                                  TOTAL
 YEAR    EXPIRATION                                     EXERCISE   NUMBER OF   PROCEEDS OF
ISSUED      DATE                DESCRIPTION              PRICE     WARRANTS     EXERCISE
------   ----------   --------------------------------  --------   ---------   -----------
 1996(a)    2001      Bridge financing                   $2.00       114,750   $  229,500
 1997(b)    2002      Bridge financing                    3.10       258,435      801,150
 1997(b)    2002      Bridge financing                    3.11       167,206      520,012
 1997(b)    2002      Bridge financing                    3.11       249,414      775,676
 1997(c)    2004      Credit agreement                    4.21       220,273      927,348
 1998(d)    2004      Credit agreement                    4.21       146,296      615,906
 1998(e)    2003      Credit agreement                    2.10       236,381      496,400
 1999(f)    2004      Lease financing                     2.10        56,635      118,934
 1999(g)    2004      Subordinated financing              2.10        40,179       84,376
 1999(h)    2006      Series F preferred                  2.10       184,429      387,301
 1999(i)    2006      Consulting services                 1.47       103,741      152,499
 1999(j)    2009      Settlement warrants                 2.10       708,750    1,488,375
 1999(k)    2004      Strategic alliance                  2.10        10,000       21,000
 1999(l)    2004      Vendata acquisition                 2.10        28,156       59,128
 1999(m)    2004      Credit agreement                    2.52       262,500      661,500
                                                                   ---------   ----------
                                                                   2,787,145   $7,339,105
                                                                   =========   ==========

---------------
(a) During 1996, the Company issued notes under a bridge financing agreement, which were converted into series A preferred stock. As an incentive for the bridge financing, the Company issued warrants to purchase shares of its common stock at an exercise price of $2.00 per share. In 1996, warrants to purchase 68,410 shares were exercised. As of December 31, 1999, 114,750 warrants were outstanding. These warrants can be exercised through 2001.

(b) During 1997, the Company issued notes under a bridge financing agreement. As an incentive for the bridge financing, the Company issued warrants to purchase 258,435 shares of its common stock at an

                        PARADIGM4, INC. AND SUBSIDIARIES

                        December 31, 1997, 1998 and 1999

    exercise price of $3.00 per share, issued warrants to purchase 167,206 shares of its common stock at an exercise price of $3.00 per share, and issued warrants to purchase 249,414 shares of its common stock at an exercise price of $3.01 per share. These warrants can be exercised through 2002. The Company valued the warrants at $107,500 and recorded a non-cash interest charge for such amount.

(c) During 1997, the Company entered into a demand credit agreement. As an incentive for the credit agreement, the Company issued warrants to purchase 220,273 shares of its common stock at an exercise price of $4.24 per share. These warrants can be exercised through 2004. The Company valued the warrants at $47,158 and recorded a non-cash interest charge for such amount.

(d) During 1998, the Company increased its line-of-credit (Note 4). As an incentive for the agreement, the Company issued warrants to purchase 146,296 shares of its common stock at an exercise price of $4.24 per share. These warrants can be exercised through 2004. The Company valued the warrants at $53,199 and recorded a non-cash interest charge for such amount.

(e) During 1998, the Company entered into a demand credit agreement (Note 4). As an incentive for the credit agreement, the Company issued warrants to purchase 236,381 shares of its common stock at an exercise price of $2.10 per share. These warrants can be exercised through June 2003. The Company valued the warrants at $34,000 and recorded a non-cash interest charge for such amount.

(f) In September 1999, in connection with several leases for computer equipment, the Company issued warrants to purchase 56,635 shares of common stock at an exercise price of $2.10 per share to ATTI. The Company valued the warrants at $66,293 and recorded a non-cash interest charge for such amount.

(g) In December 1999, in connection with the extension of the subordinated note (Note 4), the Company issued warrants to purchase 40,179 shares of common stock at $2.10 per share. The Company valued the warrant at $47,026 and recorded a non-cash interest charge for such amount.

(h) During 1999, in connection with the issuance of series F convertible preferred stock, the Company issued warrants to purchase 184,429 shares of its common stock at an exercise price of $2.10 per share. The Company valued these warrants at $215,856 and recorded a cost related to series F financing as a reduction to additional paid-in-capital. These warrants can be exercised through 2006.

(i) During 1999, in connection with consulting services, the Company issued warrants to purchase 103,741 shares of its common stock at an exercise price of $1.47 per share. The Company valued these warrants at $84,985 and recorded a non-cash charge in general and administrative expenses. These warrants can be exercised through 2006.

(j) During 1999, the Company issued warrants to purchase 708,750 shares of common stock at an exercise price of $2.10. These warrants were issued by the Company to certain preferred stockholders to settle potential claims by the stockholders. The Company valued these warrants at $829,521 and has charged this amount as a settlement expense in other income (expense), net. These warrants can be exercised through 2009.

(k) During 1999, in connection with a strategic alliance agreement with Public Technologies, Inc., the Company issued warrants to purchase 10,000 shares of its common stock at an exercise price of $2.10 per share. The Company valued the warrant at $11,700 and recorded a non-cash charge in general and administrative expenses. These warrants can be exercised through 2004.

(l) During 1999, in connection with the acquisition of certain assets of Vendata, the Company issued warrants to purchase 28,156 shares of its common stock at an exercise price of $2.10 per share. These warrants can be exercised through 2004. The Company valued these warrants at $32,943 and recorded the amount as additional goodwill.

                        PARADIGM4, INC. AND SUBSIDIARIES

                        December 31, 1997, 1998 and 1999

(m) During 1999, the Company, as incentive to amend the Credit Agreement, issued warrants to purchase 262,500 shares of its common stock at an exercise price of $2.52 per share. The Company valued these warrants at $368,655 and recorded the amount as deferred financing costs, net in the accompanying consolidated balance sheet. These warrants can be exercised through 2004.

The Company has reserved approximately 37,533,000 unissued shares of its common stock for the conversion of preferred stock and exercise of options and warrants.

See Note 12 for subsequent events and certain anti-dilutive clauses in warrant agreements associated with (b), (c) and (d) above, which requires a certificate of adjustment entitling the holders additional warrants to purchase additional common stock at predetermined prices.

6. CONCENTRATION OF CREDIT RISK:

     The Company maintains all of its cash balances in two financial institutions. The balances are insured by the Federal Deposit Insurance Corporation up to $100,000. At December 31, 1998 and 1999, the Company had bank balances in excess of the federally insured limits.

     The Company's top five customers accounted for approximately 52% of total revenue for the year ended December 31, 1999. Two customers represented over 10% of revenues for the year ended December 31, 1999, accounting for 16% and 15% of revenues, for the year then ended. As of December 31, 1999, one customer accounted for 91% of costs and estimated earnings in excess of billings under uncompleted contracts and one customer accounted for 52% of accounts receivable. A contract with one customer accounted for all discontinued operations. For the year ended December 31, 1998, four customers accounted for 98% of the Company's revenues. As of December 31, 1998, two customers accounted for 90% of accounts receivable and costs and estimated earnings in excess of billings under uncompleted contracts.

7. RESTRICTED CASH:

     The Company has issued five irrevocable standby letters of credit totaling approximately $785,000 as security deposits on two rental leases and two performance bonds. These letters of credit have expiration dates through June 2001. Cash is restricted to the extent that funds must be maintained at the Company's bank to secure these letters of credit. In addition, approximately $1,304,457 of cash was restricted at December 31, 1999 in accordance with the Company's contracts with the Puerto Rico Police Department and State of Delaware.

8. COMMITMENTS AND CONTINGENCIES:

     As of December 31, 1999, the Company leases office space and certain equipment under various noncancelable operating leases. The monthly rent at its facilities includes annual charges for maintenance and real estate taxes. Future minimum lease payments under these operating leases are approximately as follows for the years ended December 31:

2000.....................................................  $  998,898
2001.....................................................     866,897
2002.....................................................     691,955
2003.....................................................     346,530
2004.....................................................      31,901
                                                           ----------
                                                           $2,936,181
                                                           ==========

     Rent expense for the years ended December 31, 1997, 1998 and 1999 was approximately $397,000, $982,000 and $1,020,000, respectively.

                        PARADIGM4, INC. AND SUBSIDIARIES

                        December 31, 1997, 1998 and 1999

     In connection with a 1996 purchase of certain research and development technology relating to integrated wireless systems and application software, the Company entered into an escrow agreement requiring the deposit of escrow funds totaling $318,000 (included in other assets). Subsequent to December 31, 1999, this escrow balance was used to pay the associated liability.

     The Company has entered into employment agreements with certain of its executive officers. These agreements provide for automatic renewal on January 1 of each year, for 1 to 3 years, unless notice of termination or resignation occurs prior to that date. Each of the agreements provides, among other things, for base salary, bonuses and termination payments. The termination payments range from six months of base salary to two times base annual salary plus guaranteed bonus and certain health benefits for up to two years.

     In February 2000, the Company signed an agreement with Wireless Knowledge Inc. The Company agreed to purchase a minimum of 150,000 Subscriber Access Licenses (SALs) during the 42 month term of the agreement for approximately $11 million. In addition, the Company has agreed to spend a minimum of $1,000,000 advertising wireless data services using the product brand over the first 18 months of the agreement.

9. INCOME TAXES:

     The Company accounts for income taxes under the provisions of SFAS No. 109, "Accounting for Income Taxes." This statement requires the Company to recognize deferred tax assets and liabilities for the expected future tax consequences of events that have been previously recognized in the Company's financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement carrying amounts and the tax bases of the assets and liabilities and the net operating loss carryforwards available for tax reporting purposes, using applicable tax rates for the years in which the differences are expected to reverse.

     The reconciliation of the statutory federal income tax rate to the Company's effective income tax rate for the years ended December 31, 1997, 1998, and 1999, is as follows:

                                                               YEARS ENDED DECEMBER 31,
                                                              --------------------------
                                                               1997      1998      1999
                                                              ------    ------    ------
Statutory rate..............................................   34.0%     34.0%     34.0%
State tax benefit, net of federal taxes.....................    2.0        --        --
Increase in deferred tax valuation allowance................  (34.0)    (34.0)    (34.0)
                                                              -----     -----     -----
                                                                2.0%       --%       --%
                                                              =====     =====     =====

     The Company has available, at December 31, 1999, unused net operating loss carryforwards of approximately $47 million, which may be available to offset future federal and state taxable income, respectively, if any. The future utilization of these carryforwards may be limited on a permanent basis due to changes within the Company's current and future ownership structure as defined within the income tax code. These limitations would have no impact on the Company's statement of operations as these carryforwards are fully reserved. Federal carryforwards are scheduled to expire commencing 2016. State carryforwards are scheduled to expire commencing 2001.

                        PARADIGM4, INC. AND SUBSIDIARIES

                        December 31, 1997, 1998 and 1999

                                                                 1998            1999
                                                              -----------    ------------
Deferred tax assets:
  Net operating loss carryforwards..........................  $ 6,700,000    $ 13,300,000
  Accrued expenses and provision for loss contracts.........    2,300,000       2,700,000
                                                              -----------    ------------
  Total deferred tax assets.................................    9,000,000      16,000,000
  Less -- valuation allowance for deferred tax assets.......   (9,000,000)    (16,000,000)
                                                              -----------    ------------
  Net deferred tax assets...................................  $        --    $         --
                                                              ===========    ============

10. BENEFIT PLAN:

     The Company has a defined contribution plan covering all eligible employees, which qualifies under Section 401(k) of the Internal Revenue Code. The Company's 401(k) plan provides that eligible employees may make contributions of up to 15% of eligible compensation. The Company may make discretionary matching contributions, limited to a maximum of 6% of employees' eligible compensation. For the years ending December 31, 1997, 1998 and 1999, no such discretionary contributions were made.

11. OTHER INCOME (EXPENSE), NET:

     During 1998, the Company advanced approximately $613,000 to Data On Air, Inc. (DAIR) in connection with the proposed acquisition of DAIR by the Company. During 1998, the planned acquisition was terminated and the Company reserved the $613,000 advance as uncollectible at December 31, 1998. During 1999, DAIR repaid the entire $613,000, which has been reflected as other income in the accompanying consolidated statement of operations for the year ended December 31, 1999.

     During 1998, the Company determined that amounts related to a performance bond previously expensed for a contract was not required. Therefore, approximately $476,000 was recorded as other income (expense), net as other income during 1998.

     In addition, during 1999, charges related to certain warrants to purchase common stock were recorded as other expense.

12. SUBSEQUENT EVENTS:

     In February 2000, the Company issued 11,524,809 of series G convertible preferred stock at $2.82 per share ($32,500,000 before costs of issuance). Each share of the series G preferred stock is convertible into 1 share of the Company's common stock at the holder's option and automatically converts upon the occurrence of certain events, including an initial public offering. The series G preferred stock is entitled to receive cumulative dividends of $0.2256 per share; however, this amount will only become payable upon the occurrence of certain events (liquidation of the Company or payment of dividends to other equity holders; this dividend right expires on the conversion of the series G preferred stock to common stock).

     In connection with the sale of the series G convertible preferred stock, the Company issued warrants to Credit Suisse First Boston Corporation to purchase 100,437 shares of common stock at $0.01 per share. The Company will value these warrants at fair market value and will reflect this as an additional cost of revenue during the first quarter of fiscal 2000.

                                [PARADIGM4 LOGO]

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth an estimate of the costs and expenses, other than the underwriting discounts and commissions, payable by the Registrant in connection with the issuance and distribution of the common stock being registered.

SEC registration fee........................................  $ 33,000
NASD fee....................................................    14,000
Nasdaq National Market listing fee..........................         *
Legal fees and expenses.....................................         *
Accounting fees and expenses................................         *
Printing expenses...........................................         *
Blue sky fees and expenses..................................         *
Transfer Agent and Registrar fees and expenses..............         *
Miscellaneous...............................................         *
                                                              --------
          Total.............................................  $      *
                                                              ========

---------------
* To be provided by amendment.

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The registrant's certificate of incorporation in effect as of the date hereof, and the registrant's amended and restated certificate of incorporation to be in effect upon the closing of this offering (collectively, the "Certificate") provides that, except to the extent prohibited by the Delaware General Corporation Law, as amended (the "DGCL"), the registrant's directors shall not be personally liable to the registrant or its stockholders for monetary damages for any breach of fiduciary duty as directors of the registrant. Under the DGCL, the directors have a fiduciary duty to the registrant which is not eliminated by this provision of the Certificate and, in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available. In addition, each director will continue to be subject to liability under the DGCL for breach of the director's duty of loyalty to the registrant, for acts or omissions which are found by a court of competent jurisdiction to be not in good faith or involving intentional misconduct, for knowing violations of law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemptions that are prohibited by DGCL. This provision also does not affect the directors' responsibilities under any other laws, such as the Federal securities laws or state or Federal environmental laws. The registrant intends to obtain liability insurance for its officers and directors prior to the closing of this offering.

     Section 145 of the DGCL empowers a corporation to indemnify its directors and officers and to purchase insurance with respect to liability arising out of their capacity or status as directors and officers, provided that this provision shall not eliminate or limit the liability of a director: (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) arising under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit. The DGCL provides further that the indemnification permitted thereunder shall not be deemed exclusive of any other rights to which the directors and officers may be entitled under the corporation's bylaws, any agreement, a vote of stockholders or otherwise. The Certificate eliminates the personal liability of directors to the fullest extent permitted by Section 102(b)(7) of the DGCL and provides that the registrant shall fully indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (whether civil, criminal, administrative or investigative) by reason of the fact that such person is or was a director or officer of the registrant, or is or was serving at the request of the registrant as a director or officer of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding.

     At present, there is no pending litigation or proceeding involving any director, officer, employee or agent as to which indemnification will be required or permitted under the Certificate. The registrant is not aware of any threatened litigation or proceeding that may result in a claim for such indemnification.

     The form of proposed underwriting agreement to be filed as an exhibit hereto includes provisions regarding the indemnification of our officers and directors against certain liabilities by the several underwriters.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES

     The Registrant has sold and issued the following securities within the past three years:

     1. On May 9, 1997, the Registrant issued and sold an aggregate of 100,000 shares of series E preferred stock at $50.00 per share to accredited investors for an aggregate purchase price of $5,000,000.

     2. On June 12, 1998, the Registrant converted $3,955,273 in convertible promissary notes into 79,105 shares of series E preferred stock at $50.00 per share to accredited investors for an aggregate purchase price of approximately $4,000,000.

     3. From May 1999 through November 1999, the Registrant issued and sold an aggregate of 10,794,348 shares of series F preferred stock at $2.10 per share to accredited investors for an aggregate purchase price of approximately $22,000,000.

     4. On February 14, 2000, the Registrant issued and sold an aggregate of 11,524,809 shares of series G preferred stock at $2.82 per share to accredited investors for an aggregate purchase price of approximately $32,500,000.

     5. In February 2000, Credit Suisse First Boston Corporation received warrants to purchase 100,437 shares of common stock at $0.01 per share as partial compensation for its role as exclusive placement agent and financial advisor in connection with the Registrant's private placement of approximately $30,000,000 of equity or equity-linked securities.

     The above securities were offered and sold by the registrant in reliance upon exemptions from registration pursuant to either (i) Section 4(2) of the Securities Act of 1933, as amended, as transactions not involving any public offering, or (ii) Rule 701 promulgated under the Securities Act of 1933, as amended. No underwriters were involved in connection with the sales of securities referred to in this Item 15.

     Immediately prior to the closing of this offering, each outstanding share of series A, series B and series C preferred stock will be converted into five shares of common stock, each share of series D and series E preferred stock will be converted into 19.8413 shares of common stock, and each outstanding share of series F and series G preferred stock will be converted into one share of common stock.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) Exhibits

EXHIBIT
NUMBER                            DESCRIPTION
-------                           -----------
  1.1*    Form of underwriting agreement.
  3.1*    Form of amended and restated certificate of incorporation.
  3.1*    Form of amended and restated by-laws.
  4.1*    Specimen common stock certificate.
  5.1*    Opinion of Brobeck, Phleger & Harrison LLP.
 10.1     1996 Stock Plan, as amended.
 10.2     1999 Stock Plan.

EXHIBIT
NUMBER                            DESCRIPTION
-------                           -----------
 10.3     Registration Rights Agreement, dated as of May 9, 1997, by and among the Registrant and the investors party thereto.
 10.4*    Wireless Data Software and Services Distribution and
          Marketing Agreement, dated February 28, 2000, by and between the Registrant and Wireless Knowledge Inc.
 10.5*    Lease Agreement, dated June 18, 1999, by and between the
          Registrant and Teachers Insurance & Annuity Association of
          America, Inc.
 10.6     Put Agreement, dated as of May 26, 1999, by and between the
          Registrant and J. Bruce Boisture.
 10.7*    FCIC II Message Switch/Hot Files System General Terms and
          Conditions, dated December 16, 1996, by and between the
          Registrant and the State of Florida's Department of Law
          Enforcement.
 10.8*    Integrated Technologies Services Contract, dated January 26,
          1998, by and between the Registrant and the State of Kansas
          Sentencing Commission.
 10.9*    Contrato de Servicios, dated July 16, 1999, by and between
          La Policia de Puerto Rico and the Registrant.
 10.10*   CityTime Agreement, dated April 1998, by and between MCI
          Systemhouse Corp. and the City of New York, Office of
          Payroll Administration.
 10.11*   Assignment of CityTime Agreement, dated November 2, 1998, by and between MCI Systemhouse and the Registrant.
 11.1*    Statement re: Supplemental Net Loss Per Share.
 23.1     Consent of Arthur Andersen LLP.
 23.2     Consent of Ernst & Young LLP.
 23.3*    Consent of Brobeck, Phleger & Harrison LLP (included in
          Exhibit 5.1).
 24.1     Powers of Attorney (Please see Signature Page).
 27.1     Financial Data Schedule.

---------------
* To be filed by amendment.

     (b) Financial Statement Schedules

Schedule II -- Valuation and Qualifying Accounts

     Schedules not listed above have been omitted because the information required to be set forth therein is not applicable as is shown in the financial statements or notes thereto.

ITEM 17.  UNDERTAKINGS

     The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 14 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on this 19(th) day of April, 2000.

                                          PARADIGM4, INC.

                                          By: /s/ J. BRUCE BOISTURE
                                            ------------------------------------
                                              Name: J. Bruce Boisture
                                              Title:   Chairman, Chief Executive
                                                       Officer and President

                               POWER OF ATTORNEY

     We, the undersigned directors and/or officers of Paradigm4, Inc. (the "Company"), hereby severally constitute and appoint J. Bruce Boisture, Chairman, Chief Executive Officer and President, Brian Herrman, Vice President and Chief Financial Officer, and Richard M. Borden, Vice President, General Counsel and Secretary, and each of them individually, with full powers of substitution and resubstitution, our true and lawful attorneys, with full powers to them and each of them to sign for us, in our names and in the capacities indicated below, the registration statement on Form S-1 filed with the Securities and Exchange Commission, and any and all amendments to said registration statement (including post-effective amendments), and any registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, in connection with the registration under the Securities Act of 1933, as amended, of equity securities of the Company, and to file or cause to be filed the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as each of them might or could do in person, and hereby ratifying and confirming all that said attorneys, and each of them, or their substitute or substitutes, shall do or cause to be done by virtue of this Power of Attorney.

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated below:

                     SIGNATURE                                    TITLE(S)                     DATE
                     ---------                                    --------                     ----
               /s/ J. BRUCE BOISTURE                 Chairman, Chief Executive Officer    April 19, 2000
---------------------------------------------------    and President (Principal
                 J. Bruce Boisture                     Executive Officer)

                 /s/ BRIAN HERRMAN                   Vice President and Chief Financial   April 19, 2000
---------------------------------------------------    Officer (Principal Financial and
                   Brian Herrman                       Accounting Officer)

              /s/ MARTIN J. PATTWELL                 Vice President, Chief Operating      April 19, 2000
---------------------------------------------------    Officer and Director
                Martin J. Pattwell

                   /s/ JOHN BAY                      Director                             April 19, 2000
---------------------------------------------------
                     John Bay

                     SIGNATURE                                    TITLE(S)                     DATE
                     ---------                                    --------                     ----
                /s/ THOMAS CIRRITO                   Director                             April 19, 2000
---------------------------------------------------
                  Thomas Cirrito

                 /s/ DONALD DUFFY                    Director                             April 19, 2000
---------------------------------------------------
                   Donald Duffy

                  /s/ ERIC MEYER                     Director                             April 19, 2000
---------------------------------------------------
                    Eric Meyer

                /s/ TERRENCE QUINN                   Director                             April 19, 2000
---------------------------------------------------
                  Terrence Quinn

               /s/ PETER KLEINKNECHT                 Director                             April 19, 2000
---------------------------------------------------
                 Peter Kleinknecht

              /s/ ALEXANDER D. LYNCH                 Director                             April 19, 2000
---------------------------------------------------
                Alexander D. Lynch

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

                        ON FINANCIAL STATEMENT SCHEDULE

To Board of Directors and Shareholders of
Paradigm4, Inc. and Subsidiary

     We have audited in accordance with auditing standards general accepted in the United States, the consolidated balance sheets of Paradigm4, Inc. and Subsidiary as of December 31, 1998 and 1999, and the related consolidated statements of operations, shareholders' equity (deficit) and cash flows for each of the two years in the period ended December 31, 1999, included in this prospectus, and have issued our report thereon dated March 24, 2000. Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying schedule on page S-3 is the responsibility of the Company's management and is presented for purposes of complying with the Securities and Exchange Commission's rules and is not part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in the audits of the basic consolidated financial statements and, in our opinion, fairly states, in all material respects, the financial data required to be set forth therein in relation to the basic consolidated financial statements taken as a whole.

                                          ARTHUR ANDERSEN LLP

Hartford, Connecticut

March 24, 2000

                         REPORT OF INDEPENDENT AUDITORS

                        ON FINANCIAL STATEMENT SCHEDULE

To Board of Directors and Stockholders of
Paradigm4, Inc.

     We have audited the consolidated financial statements of Paradigm4, Inc. for the year ended December 31, 1997, and have issued our report thereon dated February 20, 1998 (included elsewhere in the registration statement). Our audit also included the financial statement schedule listed in Item 16(b) of this registration statement. This schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audit.

     In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.

                                          ERNST & YOUNG LLP

New York, New York

February 20, 1998

                                  SCHEDULE II

                         PARADIGM4, INC. AND SUBSIDIARY
                 VALUATION AND QUALIFYING ACCOUNTS AND RESERVES

               FOR THE THREE YEAR PERIOD ENDED DECEMBER 31, 1999

                     COLUMN A                        COLUMN B      COLUMN C      COLUMN D      COLUMN E      COLUMN F
--------------------------------------------------  ----------    ----------    ----------    ----------    ----------
                                                    BALANCE AT    CHARGED TO    CHARGED TO                  BALANCE AT
                                                    BEGINNING     COSTS AND       OTHER                       END OF
                   DESCRIPTION                      OF PERIOD      EXPENSES      ACCOUNTS     DEDUCTIONS      PERIOD
                   -----------                      ----------    ----------    ----------    ----------    ----------
For the year ended December 31, 1997:
  Reserves which are deducted in the balance sheet
    from assets to which they apply -
      Allowance for doubtful accounts.............   $     --      $     --      $     --      $     --      $     --
      Allowance for amounts loaned to Data On Air,
        Inc.......................................         --            --            --            --            --

For the year ended December 31, 1998:
  Reserves which are deducted in the balance sheet
    from assets to which they apply -
      Allowance for doubtful accounts.............   $     --      $     --      $     --      $     --      $     --
      Allowance for amounts loaned to Data On Air,
        Inc. .....................................         --       612,703            --            --       612,703

For the year ended December 31, 1999:
  Reserves which are deducted in the balance sheet
    from assets to which they apply -
      Allowance for doubtful accounts.............   $     --      $224,000      $     --      $     --      $224,000
      Allowance for amounts loaned to Data On Air,
        Inc. .....................................    612,703            --            --       612,703            --

                                 EXHIBIT INDEX

EXHIBIT
NUMBER                            DESCRIPTION
-------                           -----------
  1.1*    Form of underwriting agreement.
  3.1*    Form of amended and restated certificate of incorporation.
  3.2*    Form of amended and restated by-laws.
  4.1*    Specimen common stock certificate.
  5.1*    Opinion of Brobeck, Phleger & Harrison LLP.
 10.1     1996 Stock Plan, as amended.
 10.2     1999 Stock Plan.
 10.3     Registration Rights Agreement, dated as of May 9, 1997, by and among the Registrant and the investors party thereto.
 10.4*    Wireless Data Software and Services Distribution and
          Marketing Agreement, dated February 28, 2000, by and between the Registrant and Wireless Knowledge Inc.
 10.5*    Lease Agreement, dated June 18, 1999, by and between the
          Registrant and Teachers Insurance & Annuity Association of
          America, Inc.
 10.6     Put Agreement, dated as of May 26, 1999, by and between the
          Registrant and J. Bruce Boisture.
 10.7*    FCIC II Message Switch/Hot Files System General Terms and
          Conditions, dated December 16, 1996, by and between the
          Registrant and the State of Florida's Department of Law
          Enforcement.
 10.8*    Integrated Technologies Services Contract, dated January 26,
          1998, by and between the Registrant and the State of Kansas
          Sentencing Commission.
 10.9*    Contrato de Servicios, dated July 16, 1999, by and between
          La Policia de Puerto Rico and the Registrant.
 10.10*   CityTime Agreement, dated April 1998, by and between MCI
          Systemhouse Corp. and the City of New York, Office of
          Payroll Administration.
 10.11*   Assignment of CityTime Agreement, dated November 2, 1998, by and between MCI Systemhouse and the Registrant.
 11.1*    Statement re: Supplemental Net Loss Per Share.
 23.1     Consent of Arthur Andersen LLP.
 23.2     Consent of Ernst & Young LLP.
 23.3*    Consent of Brobeck, Phleger & Harrison LLP (included in
          Exhibit 5.1).
 24.1     Powers of Attorney (Please see Signature Page).
 27.1     Financial Data Schedule.

---------------
* To be filed by amendment.